   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, ON SEPTEMBER 8, 2000


                                                      REGISTRATION NO. 333-44278

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                AMENDMENT NO. 1


                                       TO

                                    FORM S-2

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------

                          MALLON RESOURCES CORPORATION
             (Exact name of registrant as specified in its charter)

                   COLORADO                                      84-1095959
       (State or other jurisdiction of                        (I.R.S. Employer
        incorporation or organization)                      Identification No.)

         999 18TH STREET, SUITE 1700                       GEORGE O. MALLON, JR.
               DENVER, CO 80202                         MALLON RESOURCES CORPORATION
                (303) 293-2333                          999 18TH STREET, SUITE 1700
 (Address, including zip code, and telephone                  DENVER, CO 80202
                   number,                                     (303) 293-2333
     including area code, of registrant's       (Address, including zip code, and telephone
         principal executive office)                              number,
                                                 including area code, of agent for service)

                             ---------------------

                                   Copies to:


       ROY K. ROSS, ESQ.          THOMAS A. RICHARDSON, ESQ.          ALAN P. BADEN, ESQ.
 Mallon Resources Corporation      Holme Roberts & Owen LLP         Vinson & Elkins L.L.P.
  999 18th Street, Suite 1700      1700 Lincoln, Suite 4100      1325 Avenue of the Americas,
       Denver, CO 80202                Denver, CO 80203                   17th Floor
        (303) 293-2333                  (303) 861-7000                New York, NY 10019
                                                                        (917) 206-8000


                             ---------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a) MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

      The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


                 SUBJECT TO COMPLETION, DATED SEPTEMBER 8, 2000


P R O S P E C T U S

                                2,500,000 Shares

                            [MALLON RESOURCES LOGO]
                                  Common Stock
                            ------------------------


     Mallon Resources Corporation is offering all of the shares to be sold in this offering. Our common stock is quoted in the Nasdaq National Market under the symbol "MLRC." The last reported sale price of our common stock on September 7, 2000, was $7.00 per share.


     We are an oil and gas exploration, development and production company. Substantially all of our estimated proved reserves are located in the San Juan and Delaware Basins in New Mexico, where we have been active since 1982.


     INVESTING IN OUR COMMON STOCK INVOLVES RISKS, INCLUDING THOSE THAT ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 7 OF THIS PROSPECTUS.

                            ------------------------

                                                              PER
                                                             SHARE      TOTAL
                                                             -----      -----
Public offering price.....................................  $          $
Underwriting discounts and commissions....................
Proceeds, before expenses, to Mallon......................

     The underwriters may also purchase up to an additional 375,000 shares from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

     Neither the Securities Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


     The shares of common stock will be ready for delivery on or about
               .

                            ------------------------


                           McDonald Investments Inc.

                            ------------------------

              The date of this prospectus is                , 2000

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Forward-Looking Statements...........     1
Prospectus Summary...................     2
Risk Factors.........................     7
Use of Proceeds......................    14
Price Range of Common Stock..........    14
Dividend Policy......................    14
Capitalization.......................    15
Selected Consolidated Financial
  Data...............................    16
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations......................    18
Business and Properties..............    27



                                        PAGE
                                        ----
Management...........................    32
Principal Shareholders...............    34
Description of Capital Stock and
  Other Securities...................    36
Underwriting.........................    41
Legal Matters........................    43
Experts..............................    43
Where You Can Find More
  Information........................    43
Incorporation of Certain Documents by
  Reference..........................    44
Glossary of Terms....................    45
Index to Consolidated Financial
  Statements.........................   F-1


                             ---------------------


     As used in this prospectus or in the information incorporated by reference into this prospectus, any reference to "Mallon," "we," "our" or the "Company" means Mallon Resources Corporation and its subsidiaries unless the context suggests otherwise. The term "you" refers to a prospective investor. We have included definitions of technical terms and abbreviations important to an understanding of our business under "Glossary of Terms" on page 45.

                             ---------------------

     You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer to sell our common stock in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus or the documents incorporated by reference is accurate as of any date other than the date on the front of those documents. Information included in those documents has not been updated or changed since their respective dates, and our business, financial condition, results of operations and prospects may have changed since those dates.
                             ---------------------

                           FORWARD-LOOKING STATEMENTS

     This prospectus and the documents incorporated by reference in this prospectus contain forward-looking statements within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934, including statements regarding, among other items, our growth strategies, the potential for the recovery of additional volumes of hydrocarbons, anticipated trends in our business and our future results of operations, market conditions in the oil and gas industry, our ability to make and integrate acquisitions and the impact of governmental regulation. These forward-looking statements are based largely on our expectations and are subject to a number of risks and uncertainties, many of which are beyond our control. Actual results could differ materially from these forward-looking statements as a result of, among other things:

     - a decline in oil or natural gas production or oil or natural gas prices,

     - incorrect estimates of required capital expenditures,

     - increases in the cost of drilling, completion and gas gathering or other costs of production and operations,

     - an inability to meet growth projections, and

     - other risk factors set forth under "Risk Factors" in this prospectus.


     In addition, the words "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect" and similar expressions, as they relate to Mallon, our business or our management, are intended to identify forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this prospectus. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements.

                               PROSPECTUS SUMMARY


     This summary highlights information contained elsewhere in this prospectus or in the documents incorporated by reference in this prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus and the documents incorporated by reference in this prospectus carefully especially the risks of investing in our common stock discussed under "Risk Factors," beginning on page 7.


ABOUT MALLON


     We are an independent energy company engaged in oil and natural gas exploration, development and production. Substantially all of our oil and gas reserves are located in the San Juan and Delaware Basins in New Mexico, where we have been active since 1982. We own significant acreage positions in these two basins, where we believe our technical and operational experience and our database of information enable us to effectively exploit and develop our properties. At June 30, 2000, we had 124.9 Bcfe of estimated proved reserves, approximately 89% of which were natural gas. Our reserves are relatively long-lived, as evidenced by the ratio of our estimated proved reserves as of June 30, 2000, to our 1999 production of 18.8 years.


OUR EAST BLANCO GAS PROJECT


     We took over operation of East Blanco natural gas field on the eastern flank of the San Juan Basin in 1997. We own interests in approximately 68,900 contiguous gross (59,940 net) acres in the field, 39,360 of which we acquired in 1998. Our drilling activities at East Blanco have established commercial natural gas production from the San Jose, Nacimiento, Ojo Alamo, and Pictured Cliffs formations, which are found stacked atop one another at depths ranging down to 4,000 feet. We operate all of our 110 wells in the field, with an average working interest of 95% and an average net revenue interest of 75%. At June 30, 2000, the estimated proved reserves net to our interest at East Blanco were 80.3 Bcfe.



     Since early 1999, we have drilled a total of 20 wells on the recently acquired southern field extension portion of our East Blanco acreage. At least 79% of our acreage in this field has yet to be developed. Based on our operations to date, we have identified more than 200 remaining drilling and recompletion opportunities on our East Blanco acreage, all of which contain multiple targets. In addition, we currently have an application pending to acquire another 31,360 acres contiguous to our existing East Blanco acreage. We intend to continue the aggressive development of this field.


     In April 2000, we received permission to commingle the gas produced from different zones in our East Blanco wells. Prior to this approval, wells in the field were limited to producing from not more than two zones at a time. Commingling, which permits us to produce gas from multiple producing formations at the same time, results in substantial improvements in well economics. On average, initial production rates in our commingled wells are more than 50% higher than the rates of similar wells with dual completions. Since receiving commingling approval, we have increased our net production in recent weeks to approximately 22.3 million cubic feet equivalent per day (MMcfed) from our second quarter 2000 average of 16.1 MMcfed. We plan to commingle the production from most new wells that we drill at East Blanco, and to recomplete at least 23 of our older wells in order to commingle their production.

NATURAL GAS HEDGING


     For the year 2000, we hedged 15 million Btus (MMBtu) of our daily natural gas production at a price of $2.02 per MMbtu. For the six months ended June 30, 2000, this hedge, which expires December 31, 2000, cost us approximately $1,869,000, or $0.70 per Mcf produced. For the year 2001, we have hedges in place for 6,600 MMBtu of our daily natural gas production at an average price of $2.80 per MMbtu.


OTHER ACTIVITIES


     We also have significant oil and gas interests in the Delaware Basin of southeast New Mexico, where we own interests in approximately 24,800 gross (19,500 net) acres, containing 182 gross (61 net) wells. At

June 30, 2000, our estimated proved reserves in the Delaware Basin were 42.4 Bcfe. Our Delaware Basin properties are located primarily in fields with established production histories, which typically contain multiple productive geologic formations and zones. Based upon our operations to date, we have identified 76 drilling locations on our Delaware Basin acreage. While we intend to allocate the substantial majority of our capital to continue developing our East Blanco properties in the San Juan Basin, we will remain active in the Delaware Basin.


     In addition to our established conventional natural gas production in East Blanco Field, it may be possible to produce coal-bed methane gas in the field. The Fruitland Coal Seam is pervasive throughout our acreage at a depth of approximately 3,800 feet. Other companies are currently producing coal-bed methane gas from the Fruitland Coal in the unit adjacent to East Blanco Field. We are seeking joint venture partners who can provide both capital and expertise to help develop our potential Fruitland Coal methane.

                                  THE OFFERING

Shares offered.............   2,500,000 shares (1)

Shares to be outstanding
  after this offering......  10,381,643 shares (1)(2)

Use of proceeds............  Primarily to finance exploitation and development activities in the East Blanco Field. Pending application of the net proceeds for these projects, we will invest the net proceeds in short-term, investment grade, interest-bearing securities.

Nasdaq National Market
  symbol...................  MLRC
---------------

(1) Does not include up to 375,000 shares that the underwriters may purchase if they exercise their over-allotment option.


(2) Excludes 706,103 shares of common stock issuable upon exercise of outstanding options and warrants, and 143,983 shares of common stock, as adjusted to reflect this offering, issuable upon conversion of our outstanding Series B Mandatorily Redeemable Convertible Preferred Stock and convertible note payable.

                             SUMMARY FINANCIAL DATA

     The following table sets forth, for the periods and at the dates indicated, our summary historical financial data. The financial data for each of the three fiscal years ended December 31, 1997, 1998 and 1999 is derived from our audited Consolidated Financial Statements. Our financial data for the six months ended June 30, 1999 and 2000 is derived from our unaudited interim consolidated financial statements, which, in the opinion of management, have been prepared on the same basis as our annual Consolidated Financial Statements and include all adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation of the financial data. The information in this table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and the notes thereto included elsewhere in this prospectus. The results for the six month period ended June 30, 2000 are not necessarily indicative of results for the full year.


                                                                            SIX MONTHS
                                         YEAR ENDED DECEMBER 31,       ENDED JUNE 30, 1999
                                       ----------------------------    --------------------
                                         1997      1998      1999        1999        2000
                                       --------   -------   -------    ---------   --------
                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
Statements of Operations Data:
  Total revenues.....................  $  8,651   $13,178   $13,298     $ 5,978     $7,233
  Oil and gas production expense.....     3,037     5,273     5,107       2,520      3,206
  Depreciation, depletion and
     amortization expense............     2,725     5,544     4,822       2,357      2,719
  Impairment of oil and gas
     properties......................        24    16,842        --          --         --
  General and administrative
     expense.........................     2,274     2,562     2,915       1,282      2,046
  Interest and other expense.........       701     1,143     3,126       1,162      2,789
  Net loss...........................    (3,704)  (18,186)   (2,777)     (1,343)    (3,527)
  Net loss attributable to common
     shareholders....................    (4,292)  (18,306)   (3,013)     (1,403)    (3,776)
Per Share Data:
  Loss attributable to common
     shareholders before
     extraordinary item..............  $  (0.92)  $ (2.61)  $ (0.40)    $ (0.20)    $(0.48)
  Extraordinary loss.................        --        --     (0.01)         --         --
                                       --------   -------   -------     -------     ------
  Net loss attributable to common
     shareholders....................  $  (0.92)  $ (2.61)  $ (0.41)    $ (0.20)    $(0.48)
                                       ========   =======   =======     =======     ======
  Weighted average shares
     outstanding.....................     4,682     7,015     7,283       7,024      7,854
Other Data:
  Net cash provided by (used in)
     operating activities............  $  5,738   $ 5,065   $ 2,438     $(1,350)    $1,720
  Net cash used in investing
     activities......................   (17,354)  (36,008)   (9,821)     (3,860)    (8,952)
  Net cash provided by financing
     activities......................    15,586    25,935     6,880       4,627      7,612
  EBITDA(1)..........................        56     5,343     5,251       2,176      1,945
  Capital expenditures...............    20,169    36,354     9,852       3,882      9,337



                                                                    JUNE 30, 2000
                                                              -------------------------
                                                               ACTUAL    AS ADJUSTED(2)
                                                              --------   --------------
Balance Sheet Data:
  Working capital (deficit).................................  $ (2,517)     $13,508
  Total assets..............................................    72,120       88,145
  Long-term obligations(3)..................................    44,785       44,785
  Mandatorily redeemable convertible preferred stock........       794          794
  Mandatorily redeemable common stock(4)....................     3,649        3,649
  Shareholders' equity......................................    16,362       32,387


                                                   (footnotes on following page)

---------------

(1) EBITDA is earnings before income taxes, interest expense, depreciation, depletion and amortization, impairment, and extraordinary loss. EBITDA is a financial measure commonly used in our industry and should not be considered in isolation or as a substitute for net income, cash flow provided by operating activities or other income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity. We believe that EBITDA may provide additional information about our ability to meet our future requirements for debt service, capital expenditures and working capital. When evaluating EBITDA, investors should consider, among other factors, (i) increasing or decreasing trends in EBITDA, (ii) whether EBITDA has remained at positive levels historically and (iii) how EBITDA compares to levels of interest expense. Other companies may define EBITDA differently, and as a result, such measures may not be comparable to our EBITDA.

(2) As adjusted to reflect our receipt of estimated net proceeds from the issuance of common stock in this offering and the application of such proceeds. See "Use of Proceeds" and "Capitalization."

(3) Long-term obligations is net of current maturities.

(4) Represents the obligation to purchase 420,000 shares of common stock from a shareholder for a price of $12.50 per share in September 2003.

                        SUMMARY OIL AND GAS RESERVE DATA


     The following table sets forth summary information concerning our estimated proved oil and gas reserves as of December 31, 1999 and June 30, 2000, based on reports prepared by Reed W. Ferrill & Associates, Inc., independent petroleum engineers. Reed W. Ferrill & Associates is sometimes referred to herein as the "Independent Engineer," and its reports are sometimes referred to herein as the "Reserve Reports." All calculations in the Reserve Reports have been made in accordance with the rules and regulations of the Securities and Exchange Commission and give no effect to federal or state income taxes otherwise attributable to estimated future net revenues from the sale of oil and gas. The present value of estimated future net revenues has been calculated using a discount factor of 10%. The commodity prices used in these calculations (which do not include the effects of hedging) were $2.10 per Mcf for natural gas and $23.94 per barrel for oil for the December 31, 1999 calculation, and $3.71 per Mcf for natural gas and $31.03 per barrel for oil for the June 30, 2000 calculation.



                                                              DECEMBER 31, 1999    JUNE 30, 2000
                                                              -----------------    -------------
PROVED RESERVES:
  Natural gas (MMcf)........................................        92,525            111,174
  Oil (MBbl)................................................         1,896              2,294
  Total (MMcfe).............................................       103,901            124,937
PROVED DEVELOPED RESERVES:
  Natural gas (MMcf)........................................        38,539             49,137
  Oil (MBbl)................................................         1,204              1,602
  Total (MMcfe).............................................        45,763             58,746
PV-10 (in thousands):.......................................      $ 72,364           $177,509

                             SUMMARY OPERATING DATA


                                                                               SIX MONTHS ENDED
                                                    YEAR ENDED DECEMBER 31,        JUNE 30,
                                                    ------------------------   -----------------
                                                     1997     1998     1999     1999      2000
                                                    ------   ------   ------   -------   -------
Net Production:
  Natural gas (MMcf)..............................   2,350    5,852    5,600    2,989     2,662
  Oil (MBbl)......................................     196      230      172       91        84
  Total (MMcfe)...................................   3,526    7,232    6,632    3,535     3,166
Average Sales Price Realized(1):
  Natural gas (per Mcf)...........................  $ 2.04   $ 1.72   $ 1.81   $ 1.57    $ 1.91
  Oil (per Bbl)...................................  $19.31   $12.99   $17.38   $13.64    $24.05
  Total (per Mcfe)................................  $ 2.43   $ 1.81   $ 1.98   $ 1.68    $ 2.24
Average Cost Data (per Mcfe):
  Production tax and marketing expense............  $ 0.32   $ 0.26   $ 0.25   $ 0.24    $ 0.36
  Lease operating expense.........................  $ 0.54   $ 0.47   $ 0.52   $ 0.47    $ 0.65
  Depletion.......................................  $ 0.74   $ 0.73   $ 0.65   $ 0.61    $ 0.73


---------------

(1) Reflects effects of hedging and price adjustments for transportation for gas produced from East Blanco Field. For the six months ended June 30, 2000, a natural gas hedge, which expires December 31, 2000, cost us approximately $1,869,000, or $0.70 per Mcf produced.

                                  RISK FACTORS

     You should carefully consider the following risk factors, in addition to the other information set forth in this prospectus, before purchasing shares of our common stock. Each of these risk factors could adversely affect our business, operating results and financial condition, as well as adversely affect the value of an investment in our common stock. This investment involves a high degree of risk.

OIL AND GAS PRICES ARE VOLATILE, AND AN EXTENDED DECLINE IN PRICES COULD ADVERSELY AFFECT OUR REVENUE, CASH FLOWS AND PROFITABILITY.


     Our revenues, operating results, profitability, future rate of growth and the carrying value of our oil and gas properties depend substantially upon prevailing market prices for oil and natural gas. Prices also affect the amount of cash flow available for capital expenditures as well as impact our ability to borrow money or raise additional capital. We expect the markets for oil and gas to continue to be volatile. Any substantial or extended decline in the price of oil or gas would have a material adverse effect on our financial condition and results of operations. It could reduce our cash flow and borrowing capacity, as well as the value and the amount of our reserves. At June 30, 2000, approximately 89% of our estimated proved reserves were natural gas. Accordingly, we are impacted more directly by volatility in the price of natural gas.


     We cannot predict future oil and natural gas prices. Various factors beyond our control that could affect prices of oil and gas include:

     - worldwide and domestic supplies of oil and gas,

     - the ability of the members of the Organization of Petroleum Exporting Countries to agree to and maintain oil price and production controls,

     - political instability or armed conflict in oil or gas producing regions,

     - the price and level of foreign imports,

     - worldwide economic conditions,

     - marketability of production,

     - the level of consumer demand,

     - the price, availability and acceptance of alternative fuels,

     - the availability of pipeline capacity,

     - weather conditions, and

     - actions of federal, state, local and foreign authorities.

     These external factors and the volatile nature of the energy markets make it difficult to estimate future prices of oil and gas.

     We enter into energy swap agreements and other financial arrangements at various times to attempt to minimize the effect of oil and natural gas price fluctuations. We cannot assure you that such transactions will reduce risk or minimize the effect of any decline in oil or natural gas prices. Any substantial or extended decline in oil or natural gas prices would have a material adverse effect on our business and financial results. Energy swap arrangements may limit the risk of declines in prices, but such arrangements may also limit revenues from price increases.

LOWER OIL AND GAS PRICES MAY CAUSE US TO RECORD CEILING LIMITATION WRITEDOWNS.

     We use the full cost method of accounting to report our oil and gas operations. Accordingly, we capitalize the cost to acquire, explore for and develop oil and gas properties. Under full cost accounting rules, the net capitalized cost of oil and gas properties may not exceed a "ceiling limit" that is based upon the present value of estimated future net revenues from proved reserves, discounted at 10%, plus the lower of cost or fair market value of unproved properties. If net capitalized costs of oil and gas properties exceed the ceiling limit, we must charge the amount of the excess to earnings. This is called a "ceiling limitation writedown." This charge does not impact cash flow from operating activities, but does reduce our shareholders' equity. The risk that we will be required to write down the carrying value of our oil and gas properties increases when oil and gas prices are low or volatile. In addition, writedowns may occur if we experience substantial downward adjustments to our estimated proved reserves. Once incurred, a writedown of oil and gas properties is not reversible at a later date. We recorded a $16.8 million writedown of the carrying value of our oil and gas properties in December 1998. We cannot assure you that we will not experience ceiling limitation writedowns in the future.

OUR OPERATIONS REQUIRE LARGE AMOUNTS OF CAPITAL.

     Our current development plans will require us to make large capital expenditures for the exploration and development of our properties. Historically, we have funded our capital expenditures through a combination of funds generated internally from sales of production, equity offerings, and long and short-term debt financing arrangements. We currently do not have any sources of additional financing other than our credit facility and our equipment leases. We currently rely on Aquila Energy Capital Corporation to fund our development operations. As a result, Aquila retains substantial discretion whether to fund our proposed development operations. We cannot be sure that any additional financing will be available to us on acceptable terms. Future cash flows and the availability of financing will be subject to a number of variables, such as:

     - the level of production from existing wells,

     - prices of oil and natural gas, and

     - our success in locating and producing new reserves and the results of our natural gas development project at East Blanco Field.

     Issuing equity securities to satisfy our financing requirements could cause substantial dilution to our existing shareholders. Debt financing could lead to:

     - a substantial portion of our operating cash flow being dedicated to the payment of principal and interest,

     - our being more vulnerable to competitive pressures and economic downturns, and

     - restrictions on our operations.

     If our revenues were to decrease due to lower oil and natural gas prices, decreased production or other reasons, and if we could not obtain capital through our credit facility or otherwise, our ability to execute our development plans, replace our reserves or maintain production levels could be greatly limited.

ESTIMATES IN THIS PROSPECTUS CONCERNING OUR OIL AND GAS RESERVES AND FUTURE NET REVENUE ESTIMATES ARE UNCERTAIN.

     There are numerous uncertainties inherent in estimating quantities of proved oil and natural gas reserves and their values, including many factors beyond our control. Estimates of proved undeveloped reserves, which comprise a significant portion of our reserves, are by their nature uncertain. The reserve information included or incorporated by reference in this prospectus are only estimates and are based upon various assumptions, including assumptions required by the Securities and Exchange Commission, relating to oil and gas prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. Although we believe they are reasonable, actual production, revenues and expenditures will likely vary from estimates, and these variances may be material.

     Estimates of oil and natural gas reserves, by necessity, are projections based on geologic and engineering data, and there are uncertainties inherent in the interpretation of such data as well as the projection of future rates of production and the timing of development expenditures. Reserve engineering is a subjective process of estimating underground accumulations of oil and natural gas that are difficult to measure. The accuracy of any reserve estimate is a function of the quality of available data, engineering and geological interpretation and judgment. Estimates of economically recoverable oil and natural gas reserves and future net cash flows necessarily depend upon a number of variable factors and assumptions, such as historical production from the area compared with production from other producing areas, the assumed effects of regulations by governmental agencies and assumptions governing future oil and natural gas prices, future operating costs, severance and excise taxes, development costs and workover and remedial costs, all of which may in fact vary considerably from actual results. For these reasons, estimates of the economically recoverable quantities of oil and natural gas attributable to any particular group of properties, classifications of such reserves based on risk of recovery, and estimates of the future net cash flows expected therefrom may vary substantially. Any significant variance in the assumptions could materially affect the estimated quantity and value of the reserves. Actual production, revenues and expenditures with respect to our reserves will likely vary from estimates, and such variances may be material.

     In addition, you should not construe PV-10 as the current market value of the estimated oil and natural gas reserves attributable to our properties. We have based the estimated discounted future net cash flows from proved reserves on prices and costs as of the date of the estimate, in accordance with applicable regulations, whereas actual future prices and costs may be materially higher or lower. Many factors will affect actual future net cash flow, including:

     - prices for oil and natural gas,

     - the amount and timing of actual production,

     - supply and demand for oil and natural gas,

     - curtailments or increases in consumption by crude oil and natural gas purchasers, and

     - changes in governmental regulations or taxation.

     The timing of the production of oil and natural gas properties and of the related expenses affect the timing of actual future net cash flow from proved reserves and, thus, their actual present value. In addition, the 10% discount factor, which we are required to use to calculate PV-10 for reporting purposes, is not necessarily the most appropriate discount factor given actual interest rates and risks to which our business or the oil and natural gas industry in general are subject.

OUR LONG-TERM FINANCIAL SUCCESS WILL DEPEND ON OUR ABILITY TO REPLACE THE RESERVES WE PRODUCE.

     In general, the volume of production from oil and gas properties declines as reserves are depleted. The decline rates depend on reservoir characteristics. Our reserves will decline as they are produced unless we acquire properties with proved reserves or conduct successful development and exploration activities. Our future natural gas and oil production is highly dependent upon our level of success in finding or acquiring additional reserves. The business of exploring for, developing or acquiring reserves is capital intensive and uncertain. We may be unable to make the necessary capital investment to maintain or expand our oil and gas reserves if cash flow from operations is reduced and external sources of capital become limited or unavailable. In addition, competition for producing oil and gas properties is intense and many of our competitors have financial and other resources that are substantially greater than those available to us. We cannot assure you that our future development, acquisition and exploration activities will result in additional proved reserves or that we will be able to drill productive wells at acceptable costs.

WE DEPEND HEAVILY ON SUCCESSFUL DEVELOPMENT OF OUR SAN JUAN BASIN PROPERTIES.

     Our future success depends in large part on our ability to develop additional natural gas reserves on our San Juan Basin properties that are economically recoverable. Most of our proved reserves are in the San Juan Basin, and our development plans make our future growth highly dependent on increasing production and reserves in the San Juan Basin. Our proved reserves will decline as reserves are depleted, except to the extent we conduct successful exploration or development activities or acquire other properties containing proved reserves. Our development plan includes increasing our reserve base through continued drilling and development of our existing properties in the San Juan Basin. Our San Juan Basin properties can only be effectively developed and evaluated by drilling activities and the evaluation of drilling results. Less costly means of evaluation, such as 3-D seismic, are not helpful on properties such as ours. We cannot be sure that our planned projects will lead to significant additional reserves or that we will be able to continue drilling productive wells at acceptable finding and development costs.

THE OIL AND GAS EXPLORATION BUSINESS INVOLVES A HIGH DEGREE OF BUSINESS AND FINANCIAL RISK.

     The business of exploring for and, to a lesser extent, developing oil and gas properties is an activity that involves a high degree of business and financial risk. Property acquisition decisions generally are based on various assumptions and subjective judgments that are speculative. Although available geological and geophysical information can provide information about the potential of a property, it is impossible to predict accurately the ultimate production potential, if any, of a particular property or well. Moreover, the successful completion of an oil or gas well does not ensure a profit on investment. A variety of factors, both geological and market-related, can cause a well to become uneconomic or only marginally economic.

OUR INDUSTRY IS SUBJECT TO NUMEROUS OPERATING RISKS.

     The oil and natural gas industry involves operating risks. These operating risks include the risk of well blowouts, craterings, explosions, uncontrollable flows of oil, natural gas or well fluids, fires, formations with abnormal pressures, pipeline ruptures or spills, pollution, releases of toxic gas and other environmental hazards and risks, any of which could cause us substantial losses. Substantial losses may be caused by injury or loss of life, severe damage to or destruction of property, natural resources and equipment, pollution or other environmental damage, clean-up responsibilities, regulatory investigation and penalties and suspension of operations. Such losses may reduce or eliminate funds available for exploration, development or acquisitions or cause us to incur additional losses or liabilities. In accordance with industry practice, we maintain insurance against some, but not all, of the risks described above. An event that is not fully covered by insurance -- for instance, losses resulting from pollution and environmental risks, which are not fully insurable -- could have a material adverse effect on our financial condition and results of operations. Further, our insurance may not be adequate to cover losses or liabilities and the insurance we do have may not continue to be available at premium levels that justify its purchase.

EXPLORATORY DRILLING IS AN UNCERTAIN PROCESS WITH MANY RISKS.

     Exploratory drilling involves numerous risks, including the risk that we will not find any commercially productive natural gas or oil reservoirs. The cost of drilling, completing and operating wells is often uncertain, and a number of factors can delay or prevent drilling operations, including:

     - unexpected drilling conditions,

     - pressure or irregularities in formations,

     - equipment failures or accidents,

     - adverse weather conditions,

     - compliance with governmental requirements, and

     - shortages or delays in the availability of drilling rigs and the delivery of equipment.

     Our future drilling activities may not be successful, nor can we be sure that our overall drilling success rate, or our drilling success rate for activity within a particular area, will not decline. Unsuccessful drilling activities could have a material adverse effect on our results of operations and financial condition. Also, we may not be able to obtain any options or lease rights in potential drilling locations that we identify. Although we have identified numerous potential drilling locations, we cannot be sure that we will ever drill them or that we will produce oil or natural gas from them or any other potential drilling locations.

OUR KEY ASSETS ARE CONCENTRATED IN A SMALL GEOGRAPHIC AREA.

     At December 31, 1999, approximately 76% of our average daily production, on a Mcfe basis, was processed through our East Blanco gas sweetening plant. Our production, revenue and cash flow will be adversely affected if this plant's operation is shut down, curtailed or limited for any reason. Substantially all of our operations are currently located in two geologic basins in New Mexico. Because of this geographic concentration, any regional events that increase costs, reduce availability of equipment or supplies, reduce demand or limit production, including weather and natural disasters, may impact us more than if our operations were more geographically diversified.

     The availability of markets for our natural gas is beyond our control. Substantially all of our gas is produced in the San Juan Basin in the State of New Mexico and, consequently, we are particularly sensitive to marketing constraints that exist or may arise in the future in that area. Historically, due to the San Juan Basin's relatively isolated location and the resulting limited access of its natural gas production to the marketplace, natural gas produced in the San Juan Basin has tended to command prices that are lower than natural gas prices that prevail in other areas.

     The areas in which we are active have recently experienced shortages of oil and gas equipment, particularly drilling and completion rigs. The inability to obtain required equipment in a timely fashion could adversely effect the timing of our proposed operations and cause the postponement of drilling schedules.

THE MARKETABILITY OF OUR PRODUCTION DEPENDS IN MOST PART UPON THE AVAILABILITY, PROXIMITY AND CAPACITY OF GAS GATHERING SYSTEMS, PIPELINES AND PROCESSING FACILITIES.

     The marketability of our production depends in part on the availability, proximity and capacity of oil and natural gas gathering systems, pipelines and processing facilities. Although we have some contractual control over the transportation of our product, material changes in these business relationships could materially affect our operations. Federal and state regulation of gas and oil production and transportation, general economic conditions and changes in supply and demand all could adversely affect our ability to produce and market our oil and natural gas. If market factors change dramatically, the financial impact on us could be substantial. The availability of markets for our production is beyond our control.

WE FACE MARKETING, TRADING AND CREDIT RISKS.


     In addition, the marketing of our oil and natural gas requires us to assess and respond to changing market conditions, including credit risks. If we are unable to respond accurately to changing conditions in the commodity markets, our results of operations could be materially adversely affected. We try to limit our exposure to price risk by entering into various hedging arrangements. We are exposed to credit risk because the counterparties to agreements might not perform their contractual obligations.


OUR HEDGING ARRANGEMENTS MIGHT LIMIT THE BENEFIT OF INCREASES IN COMMODITY
PRICES.

     To reduce our exposure to short-term fluctuations in the price of oil and natural gas, we enter into hedging arrangements from time to time with regard to a portion of our oil and natural gas production. These hedging arrangements limit the benefit of increases in the price of oil or natural gas while providing only partial protection against declines in prices. Under our Credit Agreement with Aquila Energy Capital Corporation, we may be, at Aquila's sole discretion, required to maintain price hedging arrangements in place with respect to up to 65% of our oil and gas production. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

OUR OIL AND GAS OPERATIONS ARE SUBJECT TO VARIOUS GOVERNMENTAL REGULATIONS THAT MATERIALLY AFFECT OUR OPERATIONS.

     Our oil and gas operations are subject to various Federal, state and local governmental regulations. These regulations may be changed in response to economic or political conditions. Matters regulated include permits for the discharge of wastewaters and other substances generated in connection with drilling and production operations, bonds or other financial responsibility requirements to cover drilling contingencies and well plugging and abandonment costs, reports concerning operations, the spacing of wells and unitization and pooling of properties and taxation. At various times, regulatory agencies have imposed price controls and limitations on oil and gas production. In order to conserve supplies of oil and gas, theses agencies have restricted the rates of flow of oil and gas wells below actual production capacity. Federal, state and local laws regulate production, handling, storage, transportation and disposal of oil and gas, byproducts from oil and gas and other substances and materials produced or used in connection with oil and gas operations. Our failure to comply with applicable laws and regulations could result in the assessment of administrative, civil or criminal penalties. While we carry insurance to mitigate the cost of environmental cleanup and third-party liability, we cannot predict the ultimate cost of compliance with these requirements or their effect on our operations.


OUR INDUSTRY IS HIGHLY COMPETITIVE.

     We operate in a highly competitive environment.Major oil companies, independent producers, and institutional and individual investors are actively seeking oil and gas properties throughout the world, along with the equipment, labor and materials required to operate properties. Many of our competitors have financial and technological resources vastly exceeding those available to us. Many oil and gas properties are sold in competitive bidding processes, as to which we may lack technological information or expertise available to other bidders. We cannot be sure that we will be successful in acquiring and developing profitable properties in the face of this competition.

WE DEPEND ON KEY PERSONNEL.

     Our success will continue to depend on the continued services of our executive officers and a limited number of other senior management and technical personnel. Loss of the services of any of these people could have a material adverse effect on our operations. Unlike many other companies in our industry, we do not maintain "key man" insurance on the lives of any of our employees. We have employment agreements with our three most senior executive officers.

OUR SHARES THAT ARE ELIGIBLE FOR FUTURE SALE MAY HAVE AN ADVERSE EFFECT ON THE PRICE OF OUR STOCK.


     After this offering, 10,381,643 shares of common stock will be outstanding (10,756,643 shares if the underwriters' over-allotment option is exercised in full). In addition, options and warrants to purchase 706,103 shares are outstanding, of which 481,014 are currently exercisable. These options and warrants are exercisable at prices ranging from $0.01 to $8.50 per share. Our officers and directors have entered into lock-up agreements under which they have agreed not to offer or sell any shares of common stock or similar securities for a period of 90 days from the date of this prospectus without the prior written consent of McDonald Investments Inc. (except that we may issue or grant additional shares, warrants or options under our employee benefit plans). McDonald Investments Inc. may at any time waive the terms of these lock-up agreements as specified in the underwriting agreement. Sales of substantial amounts of common stock, or a perception that such sales could occur, and the existence of options or warrants to purchase shares of common stock at prices that may be below the then current market price of the common stock could adversely affect the market price of the common stock and could impair our ability to raise capital through the sale of our equity securities.


OUR OPERATIONS HAVE NOT BEEN PROFITABLE.

     We recorded net losses for 1995, 1996, 1997, 1998, 1999 and the six months ended June 30, 2000, of $1,929,000, $1,837,000, $3,704,000, $18,186,000,
$2,777,000 and $3,527,000, respectively. Our ability to continue in business and maintain our financing arrangements may be adversely affected by a continued lack of profitability.

WE DO NOT PAY DIVIDENDS.

     We have never declared or paid any cash dividends on our common stock and have no intention to do so in the foreseeable future.

OUR ARTICLES OF INCORPORATION AND SHAREHOLDERS RIGHTS PLAN HAVE PROVISIONS THAT DISCOURAGE CORPORATE TAKEOVERS AND COULD PREVENT SHAREHOLDERS FROM REALIZING A PREMIUM ON THEIR INVESTMENT.

     Our articles of incorporation contain provisions that may have the effect of delaying or preventing a change in control. Our articles of incorporation authorize the board of directors to issue up to 10,000,000 shares of preferred stock without shareholder approval and to set the rights, preferences and other designations, including voting rights, of those shares as the board may determine. These provisions, alone or in combination with each other and with the rights plan described below, may discourage transactions involving actual or potential changes of control, including transactions that otherwise could involve payment of a premium over prevailing market prices to shareholders for their common stock. Our board of directors adopted a shareholder rights agreement designed to enhance the board's ability to prevent an acquirer from depriving shareholders of the long-term value of their investment and to protect shareholders against attempts to acquire Mallon by means of unfair or abusive takeover tactics. However, the existence of the rights plan may impede a takeover of Mallon not supported by the board, including a takeover that may be desired by a majority of our shareholders or involving a premium over the prevailing stock price.

IN CERTAIN CIRCUMSTANCES, THE HOLDERS OF OUR SERIES B PREFERRED STOCK MAY HAVE THE RIGHT TO ELECT MEMBERS OF OUR BOARD OF DIRECTORS.

     Under the terms of our Series B Preferred Stock, if we do not pay dividends on the Series B Preferred Stock for three quarterly dividend periods, then, until such dividends have been paid in full, the holders of Series B Preferred Stock have the right to elect two additional members to our board of directors. While any such directors would not constitute a majority of our board, it is probable that they would attempt to influence the board, as a whole, to support the satisfaction of the claims of the holders of the Series B Preferred Stock.

                                USE OF PROCEEDS


     The net proceeds to us from the sale of the shares of common stock being offered hereby are estimated to be (assuming a public offering price of $7.00 per share) approximately $16.0 million ($18.5 million if the underwriters' over-allotment option is exercised in full) after deducting underwriting discounts and estimated offering expenses.


     We intend to use substantially all of the net proceeds of this offering to finance our oil and gas exploitation and development activities at East Blanco Field in the San Juan Basin of New Mexico. A portion of the net proceeds may be used to make strategic acquisitions of oil and gas interests. Pending application of the net proceeds for these projects, we will invest the net proceeds in short-term, investment grade, interest-bearing securities.

                          PRICE RANGE OF COMMON STOCK

     Our common stock is quoted on the Nasdaq National Market under the symbol "MLRC." The following table sets forth, for the periods indicated, the high and low prices of the common stock as reported on the Nasdaq National Market.


                                                              HIGH          LOW
                                                              ----          ---
Year Ended December 31, 1998:
  First Quarter.............................................  $ 9 15/32     $ 7 3/4
  Second Quarter............................................   12 7/8         9
  Third Quarter.............................................   12 5/8         7 7/8
  Fourth Quarter............................................    9 1/2         6 3/8
Year Ended December 31, 1999:
  First Quarter.............................................  $ 8 3/4       $ 5 15/16
  Second Quarter............................................    9 7/16        5 3/4
  Third Quarter.............................................    9 1/8         6 5/8
  Fourth Quarter............................................    8 1/2         6 7/16
Year Ending December 31, 2000:
  First Quarter.............................................    6 1/4         3 13/16
  Second Quarter............................................    9 3/4         5 1/4
  Third Quarter (through September 7, 2000).................    8 3/4         6 3/16



     On September 7, 2000, the last reported sale price of the common stock as reported by the Nasdaq National Market was $7.00. As of September 7, 2000, there were approximately 600 shareholders of record of the common stock.


                                DIVIDEND POLICY

     We do not intend to pay cash dividends on our common stock in the foreseeable future. We instead intend to retain any earnings to support our growth. Any future cash dividends would depend on future earnings, capital requirements, our financial condition and other factors deemed relevant by our board of directors. Under the terms of our credit facility with Aquila Energy Capital Corporation, we may not pay dividends without the consent of Aquila. For a description of the credit facility, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                 CAPITALIZATION


     The following table sets forth our consolidated capitalization as of June 30, 2000, and as adjusted to reflect the sale of 2,500,000 shares of common stock offered hereby (assuming a public offering price of $7.00 per share). The following table should be read in conjunction with our Consolidated Financial Statements and the related notes and other financial information included elsewhere in this prospectus.



                                                                  JUNE 30, 2000
                                                              ----------------------
                                                               ACTUAL    AS ADJUSTED
                                                              --------   -----------
                                                                  (IN THOUSANDS)
Long-term debt, net of current maturities(1)................  $ 44,785    $ 44,785
Series B Mandatorily Redeemable Convertible Preferred Stock,
  $0.01 par value, 500,000 shares authorized, 80,000 shares
  issued and outstanding, liquidation preference and
  mandatory redemption of $800,000..........................       794         794
Mandatorily Redeemable Common Stock, $0.01 par value,
  420,000 shares authorized, issued and outstanding,
  mandatory redemption of $5,250,000(2).....................     3,649       3,649
Shareholders' equity:
  Common stock, $0.01 par value, 25,000,000 shares
     authorized; 7,458,976 shares issued and outstanding and
     9,958,976 shares as adjusted(3)........................        75         100
  Additional paid-in capital................................    77,805      93,805
  Accumulated deficit.......................................   (58,644)    (58,644)
  Notes receivable from related party shareholders..........    (2,776)     (2,776)
  Accounts receivable from shareholders.....................       (98)        (98)
                                                              --------    --------
          Total shareholders' equity........................    16,362      32,387
                                                              --------    --------
          Total capitalization..............................  $ 65,590    $ 81,615
                                                              ========    ========


---------------

(1) Long-term debt includes notes payable less unamortized discount of $2,814 and lease obligations.

(2) Represents the obligation to purchase 420,000 shares of common stock from a shareholder for a price of $12.50 per share in September 2003.


(3) Does not include 706,103 shares of common stock issuable upon exercise of outstanding options and warrants, or 143,983 shares of common stock, as adjusted to reflect this offering, issuable upon conversion of our outstanding Series B Mandatorily Redeemable Convertible Preferred Stock and convertible note payable. See "Description of Capital Stock and Other Securities."

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table sets forth, for the periods and at the dates indicated, our selected historical financial data. The financial data for each of the five years ended December 31, 1995, 1996, 1997, 1998 and 1999 is derived from our audited Consolidated Financial Statements. The financial data for the six months ended June 30, 1999 and 2000 is derived from our unaudited interim consolidated financial statements, which, in the opinion of our management, have been prepared on the same basis as the annual Consolidated Financial Statements and include all adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation of the financial data for such periods. The information in this table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and the notes thereto included elsewhere herein. The results for the six month period ended June 30, 2000, are not necessarily indicative of results for the full year.


                                                                                          SIX MONTHS ENDED
                                                   YEAR ENDED DECEMBER 31,                    JUNE 30,
                                       ------------------------------------------------   -----------------
                                       1995(1)   1996(1)    1997       1998      1999      1999      2000
                                       -------   -------   -------   --------   -------   -------   -------
                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
Statements of Operations Data:
Revenues:
  Oil and gas sales..................  $ 4,800   $ 5,854   $ 8,582   $ 13,069   $13,138   $ 5,933   $ 7,100
  Other..............................      470       512        69        109       160        45       133
                                       -------   -------   -------   --------   -------   -------   -------
                                         5,270     6,366     8,651     13,178    13,298     5,978     7,233
                                       -------   -------   -------   --------   -------   -------   -------
Costs and expenses:
  Oil and gas production.............    1,868     2,249     3,037      5,273     5,107     2,520     3,206
  Mining project expenses............      838     1,014        --         --        --        --        --
  Depreciation, depletion and
    amortization.....................    2,340     2,095     2,725      5,544     4,822     2,357     2,719
  Impairment of oil and gas
    properties.......................       --       264        24     16,842        --        --        --
  Impairment of mining properties....       --        --       350         --        --        --        --
  General and administrative, net....    1,467     1,845     2,274      2,562     2,915     1,282     2,046
  Interest and other.................      433       842       701      1,143     3,126     1,162     2,789
                                       -------   -------   -------   --------   -------   -------   -------
                                         6,946     8,309     9,111     31,364    15,970     7,321    10,760
                                       -------   -------   -------   --------   -------   -------   -------
Minority interest in loss of
  consolidated subsidiary............       --       266        --         --        --        --        --
Equity in loss of affiliate..........       --        --    (3,244)        --        --        --        --
                                       -------   -------   -------   --------   -------   -------   -------
Loss before extraordinary item.......   (1,676)   (1,677)   (3,704)   (18,186)   (2,672)   (1,343)   (3,527)
Extraordinary loss on early
  retirement of debt.................     (253)     (160)       --         --      (105)       --        --
                                       -------   -------   -------   --------   -------   -------   -------
Net loss.............................   (1,929)   (1,837)   (3,704)   (18,186)   (2,777)   (1,343)   (3,527)
Dividends on preferred stock and
  accretion..........................     (360)     (376)     (185)      (120)     (120)      (60)      (50)
Gain on redemption of preferred
  stock..............................       --     3,743        --         --        --        --        --
Preferred stock conversion
  inducement.........................       --        --      (403)        --        --        --        --
Accretion of mandatorily redeemable
  common stock.......................       --        --        --         --      (116)       --      (199)
                                       -------   -------   -------   --------   -------   -------   -------
Net income (loss) attributable to
  common shareholders(2).............  $(2,289)  $ 1,530   $(4,292)  $(18,306)  $(3,013)  $(1,403)  $(3,776)
                                       =======   =======   =======   ========   =======   =======   =======
Per Share Data(3):
  Loss attributable to common
    shareholders before extraordinary
    item.............................  $ (1.05)  $ (0.82)  $ (0.92)  $  (2.61)  $ (0.40)  $ (0.20)  $ (0.48)
  Extraordinary loss.................    (0.13)    (0.06)       --         --     (0.01)       --        --
                                       -------   -------   -------   --------   -------   -------   -------
  Net loss attributable to common
    shareholders(2)..................  $ (1.18)  $ (0.88)  $ (0.92)  $  (2.61)  $ (0.41)  $ (0.20)  $ (0.48)
                                       =======   =======   =======   ========   =======   =======   =======
  Weighted average shares
    outstanding......................    1,947     2,512     4,682      7,015     7,283     7,024     7,854
Other Data:
  Capital expenditures...............  $ 3,995   $ 6,339   $20,169   $ 36,354   $ 9,852   $ 3,882   $ 9,337



                                                   (footnotes on following page)

                                                                 DECEMBER 31,
                                                -----------------------------------------------   JUNE 30,
                                                 1995      1996      1997      1998      1999       2000
                                                -------   -------   -------   -------   -------   --------
Balance Sheet Data:
  Working capital (deficit)...................  $  (476)  $ 5,365   $ 1,190   $(3,782)  $(2,678)  $(2,517)
  Total assets................................   31,635    41,400    51,426    58,452    65,426    72,120
  Long-term obligations(4)....................   10,037     3,511         1    27,183    34,874    44,785
  Mandatorily redeemable preferred stock......    3,844     3,900     1,317     1,329     1,341       794
  Mandatorily redeemable common stock(5)......       --        --        --        --     3,450     3,649
  Shareholders' equity........................   11,760    21,904    40,196    22,164    19,490    16,362

---------------

(1) The financial information for 1995 and 1996 is consolidated information that includes the accounts of Laguna Gold Company. See Note 3 to our Consolidated Financial Statements.

(2) The gain on the redemption of the Series A Convertible Preferred Stock in the fourth quarter of 1996 resulted in net income attributable to common shareholders for the year ended December 31, 1996 of $1,530,000. However, because the Series A Stock is reflected as if converted, the gain on redemption is deducted from net income attributable to common shareholders for purposes of calculating per share data, resulting in a net loss attributable to common shareholders for the year ended December 31, 1996 of $2,213,000 or $0.88 per share.

(3) As adjusted for the four to one reverse stock split that occurred on September 9, 1996.

(4) Long-term obligations include long-term debt net of current maturities, unamortized discount, notes payable-other and capital lease and installment obligations net of current portions.

(5) Represents the obligation to purchase 420,000 shares of common stock from a shareholder for a price of $12.50 per share in September 2003.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion is intended to assist in understanding our historical consolidated financial position at June 30, 2000, December 31, 1999 and 1998, and results of operations and cash flows for the six months ended June 30, 2000 and 1999, and for each of the years ended December 31, 1999, 1998 and 1997. Our historical Consolidated Financial Statements and notes thereto included elsewhere in this prospectus contain detailed information that should be referred to in conjunction with the following discussion.

OVERVIEW

     Our revenues, profitability and future growth rates will be substantially dependent upon our drilling success in the San Juan and Delaware Basins, and prevailing prices for oil and gas, which are in turn dependent upon numerous factors that are beyond our control, such as economic, political and regulatory developments and competition from other sources of energy. The energy markets have historically been volatile, and oil and gas prices can be expected to continue to be subject to wide fluctuations in the future. A substantial or extended decline in oil or gas prices could have a material adverse effect on our financial position, results of operations and access to capital, as well as the quantities of oil and gas reserves that we may produce economically.

LIQUIDITY AND CAPITAL RESOURCES

     Our operations are capital intensive. Historically, our principal sources of capital have been cash flow from operations, long and short term debt financing arrangements and proceeds from sales of common and preferred stock. Our principal uses of capital have been for the exploration and development of oil and gas properties and construction of related facilities.


     During the first half of 2000, our capitalized costs incurred in oil and gas producing activities were $8.9 million. Our 2000 capital expenditure budget is $23.4 million. During the first half of 2000, we drilled 18 wells of the 50 wells we had planned to drill or recomplete during the year. We are currently reevaluating our drilling program for the remainder of 2000 based on the positive effects of commingling and the availability of drilling rigs, which have become more difficult to secure. We expect to fund our capital requirements for the next 12 months out of cash flow from operations, borrowings, and the proceeds of this offering.


     Although we drilled 14 wells during first quarter 2000, we delayed completing 13 of them pending approval of commingling by the Jicarilla Apache Tribe, which owns the land covering most of our acreage in our East Blanco Field. The approval was granted in April 2000 and we were able to begin completion operations in May. Most of our wells in the East Blanco Field contain three or more pay zones at depths ranging from 1,200 to 4,000 feet. Prior to the approval of our request to commingle, wells in the field were limited to producing from no more than two zones at a time. By commingling the gas production from multiple zones, we should be able to substantially increase initial production rates and reduce drilling, completion and operating costs, which would in turn increase the value of our reserves.


     In September 1999, we established a credit agreement with Aquila Energy Capital Corporation. The initial amount available under the agreement was $45.7 million, which may be increased to as much as $60 million as new reserves are added through our development drilling program. As of August 4, 2000, we had drawn $44.9 million, including accrued interest, under the Aquila credit agreement. In July 2000, Aquila committed to increase the amount available under the credit agreement by $6.7 million, making the total available $52.4 million. Our planned capital expenditures during 2000 anticipate that this increase will be available as our drilling program proceeds. Principal payments on the four-year loan are based on our cash flow from operations, as defined, less advances for our drilling program. Because we expect drilling expenditures to equal or surpass defined cash flow from operations, we do not anticipate making any principal payments for the next 12 months. The Aquila facility is secured by liens on substantially all of our oil and gas properties. Interest on the Aquila facility accrues at prime plus 2% and will be added to the loan balance. The outstanding loan balance is due in full on September 9, 2003. As part of the transaction, we also entered into a four year agency agreement with Aquila under which we pay a marketing fee equal to 1% of the net proceeds, as defined, from the sale of all of our oil and gas production. In addition, we also issued to Aquila 420,000 shares of common stock. In conjunction with the increase in the borrowing base in July 2000, we agreed to issue to Aquila an additional 70,000 shares of common stock. Aquila also has a one-time right to require us to purchase 490,000 of our common shares from Aquila at $12.50 per share during the 30-day period beginning September 9, 2003.

     In September 1999, we also entered into a five year, $5.5 million master rental contract with Universal Compression, Inc. to refinance our East Blanco gas sweetening plant. The master rental contract bears interest at an imputed rate of 12.8%. Payments under the master rental contract commenced in September 1999. We made principal payments totaling $110,000 to Universal Compression during 1999. During the six months ended June 30, 2000, the Company repaid $187,000 of the lease obligation to Universal Compression.

     In July 1998, we negotiated an unsecured term loan for up to $205,000 with Bank One, Colorado, N.A. to finance the purchase of land and a building for our field office. We drew $155,000 on this loan during 1998. Principal and interest (at 8.5%) is payable quarterly beginning October 1, 1998. We repaid $11,000 and $5,000 of this loan during 1999 and 1998, respectively. In March 1999, the due date of the loan was extended from July 1999 to April 2002.


     In April 2000, the Government of Costa Rica awarded us a concession to explore for oil and natural gas on approximately 2.3 million acres in the northeast quadrant of Costa Rica. The concession acreage is contained in six large contiguous onshore acreage blocks. We have completed an environmental assessment of our proposed operations and expect approval by the end of 2000. We expect to sign final contracts thereafter. The work program will require the expenditure of $8.8 million (including the drilling of six wells) over a three-year period, with a possible extension of three more years.



     In April 2000, we redeemed 55,200 shares of our Series B Mandatorily Redeemable Convertible Preferred Stock at the mandatory redemption price of $10 per share by issuing a convertible promissory note for $552,000 to the Series B holder, a company in which one of our directors is also a director. Interest on the note accrues at 11.3% and is payable quarterly beginning on June 30, 2000. The note and all unpaid accrued interest is payable in full on April 15, 2001. The holder of the note may at any time cause any part of the unpaid principal and accrued interest due to be converted into shares of our common stock using the same conversion price applicable to the remaining Series B Preferred Stock shares, currently $10.30. After this transaction, 80,000 shares of Series B Preferred Stock remain outstanding, all of which are required to be redeemed in April 2001 at $10 per share. We plan to finance our redemption obligation out of cash flow or borrowings.

RESULTS OF OPERATIONS

                                                                                   SIX MONTHS ENDED
                                                       YEAR ENDED DECEMBER 31,         JUNE 30,
                                                      --------------------------   -----------------
                                                       1997     1998      1999      1999      2000
                                                      ------   -------   -------   -------   -------
                                                           (IN THOUSANDS, EXCEPT PER UNIT DATA)
OPERATING RESULTS FROM OIL AND GAS OPERATIONS:
  Oil and gas revenues..............................  $8,582   $13,069   $13,138   $5,933    $7,100
  Production tax and marketing expense..............   1,122     1,901     1,682      856     1,131
  Lease operating expense...........................   1,915     3,372     3,425    1,664     2,075
  Depletion.........................................   2,604     5,303     4,319    2,152     2,311
  Depreciation......................................      21       140       268      135       122
  Impairment........................................      24    16,842        --       --        --
NET PRODUCTION:
  Natural gas (MMcf)................................   2,350     5,852     5,600    2,989     2,662
  Oil (MBbl)........................................     196       230       172       91        84
  Total (MMcfe).....................................   3,526     7,232     6,632    3,535     3,166
AVERAGE SALES PRICE REALIZED (1):
  Natural gas (per Mcf).............................  $ 2.04   $  1.72   $  1.81   $ 1.57    $ 1.91
  Oil (per Bbl).....................................  $19.31   $ 12.99   $ 17.38   $13.64    $24.05
  Per Mcfe..........................................  $ 2.43   $  1.81   $  1.98   $ 1.68    $ 2.24
AVERAGE COST DATA (PER MCFE):
  Production tax and marketing expense..............  $ 0.32   $  0.26   $  0.25   $ 0.24    $ 0.36
  Lease operating expense...........................  $ 0.54   $  0.47   $  0.52   $ 0.47    $ 0.65
  Depletion.........................................  $ 0.74   $  0.73   $  0.65   $ 0.61    $ 0.73

---------------

(1) Includes effects of hedging. For the six months ended June 30, 2000, a natural gas hedge, which expires December 31, 2000, cost us approximately $1,869,000, or $0.70 per Mcf produced. See "Hedging Activities."

  Six Months Ended June 30, 2000 Compared with Six Months Ended June 30, 1999

     Revenues. Total revenues increased 21% to $7,233,000 for the six months ended June 30, 2000 from $5,978,000 for the six months ended June 30, 1999. Oil and gas sales increased 20% to $7,100,000 for the six months ended June 30, 2000 from $5,933,000 for the six months ended June 30, 1999, due to higher oil and gas prices which were somewhat offset by lower oil and gas production and the effects of hedging. Average oil prices realized per barrel increased 76% to $24.05 for the six months ended June 30, 2000, from $13.64 for the comparable 1999 period, and average gas prices realized per Mcf increased 22% to $1.91 in the 2000 period from $1.57 for the six months ended June 30, 1999. Oil production decreased 8%, to 84,000 barrels for the six months ended June 30, 2000 from 91,000 barrels for the six months ended June 30, 1999, and gas production decreased 11% to 2,662,000 Mcf for the six months ended June 30, 2000 from 2,989,000 Mcf for the same period a year ago. The oil production decreases are due to natural declines. We have been focusing on drilling gas wells. The gas production declines are due to the planned delay in new well completions pending approval of commingling, as discussed above.

     Oil and Gas Production Expenses. Oil and gas production expenses, including production tax and marketing expenses, increased 27% to $3,206,000 for the six months ended June 30, 2000 from $2,520,000 for the comparable 1999 period, due to new wells coming on line as a result of our drilling program. Oil and gas production expenses per Mcfe increased $0.30, or 42%, to $1.01 for the six months ended June 30, 2000 from $0.71 for the six months ended June 30, 1999. Production tax and marketing expense increased $0.12 per Mcfe, or 50%, during the six months ended June 30, 2000 as a result of higher oil and gas prices. LOE per Mcfe for the six months ended June 30, 2000 increased 38% to $0.65 from $0.47 for the 1999 period. The increase in LOE per Mcfe in the 2000 period is partially due to lower production and partially due to increased personnel and increases in salary, compression and workover costs.

     Depreciation, Depletion and Amortization. Depreciation, depletion and amortization increased 15% to $2,719,000 for the six months ended June 30, 2000 from $2,357,000 for the six months ended June 30, 1999. Depletion per Mcfe increased 20% to $0.73 for the six months ended June 30, 2000 from $0.61 for the six months ended June 30, 1999 due to a higher ratio of increases in capital expenditures to increases in reserves.

     General and Administrative Expenses. Net general and administrative expenses increased 60% to $2,046,000 for the six months ended June 30, 2000 from $1,282,000 for the same period in 1999 as a result of the issuance of employee stock options with a below market strike price and increased costs for contract and consulting services related to special projects.

     Interest and Other Expenses. Interest and other expenses increased 140% to $2,789,000 for the six months ended June 30, 2000 from $1,162,000 for the six months ended June 30, 1999. The increase was primarily due to a higher outstanding debt balance and higher interest rates in the 2000 period.

     Income Taxes. We incurred net operating losses for U.S. Federal income tax purposes in 2000 and 1999, which can be carried forward to offset future taxable income. Statement of Financial Accounting Standards No. 109 requires that a valuation allowance be provided if it is more likely than not that some portion or all of a deferred tax asset will not be realized. Our ability to realize the benefit of its deferred tax asset will depend on the generation of future taxable income through profitable operations and the expansion of our oil and gas producing activities. The market and capital risks associated with achieving the above requirement are considerable, resulting in our decision to provide a valuation allowance equal to the net deferred tax asset. Accordingly, we did not recognize any tax benefit in the consolidated statements of operations for the six months ended June 30, 2000 and 1999.


     Net Loss. Net loss increased 163% to $3,527,000 for the six months ended June 30, 2000 from $1,343,000 for the same period a year ago, as a result of the factors discussed above. We paid the 8% dividend of $45,000 and $54,000 on our Series B Mandatorily Redeemable Convertible Preferred Stock ("Series B Preferred Stock") and realized accretion of $4,000 and $6,000 during the six month periods ended June 30, 2000 and 1999, respectively. Net loss attributable to common shareholders increased 169% to $3,776,000 for the six months ended June 30, 2000 from $1,403,000 for the six months ended June 30, 1999.


  Year Ended December 31, 1999 Compared with Year Ended December 31, 1998

     Revenues. Total revenues for the year ended December 31, 1999 increased 1% to $13,298,000 from $13,178,000 for the year ended December 31, 1998. Oil and gas sales for the year ended December 31, 1999 increased 1% to $13,138,000 from $13,069,000. The increase was due to higher oil and gas prices. Oil production for the year ended December 31, 1999 decreased 25% to 172,000 barrels from 230,000 barrels for the year ended December 31, 1998 and gas production for the year ended December 31, 1999 decreased 4% to 5,600,000 Mcf from 5,852,000 Mcf for the year ended December 31, 1998. Production for 1999 was down from 1998 because our 1999 drilling and recompletion program was delayed pending the receipt of additional financing, which we received in September 1999. During fourth quarter 1999, we drilled or recompleted 19 wells with funds from the refinancing. Production decreases were offset by increases in average oil and gas prices realized in 1999 from those realized in 1998. Average oil prices for the year ended December 31, 1999 increased 34% to $17.38 per barrel from $12.99 per barrel for the year ended December 31, 1998 and average gas prices for the year ended December 31, 1999 increased 5% to $1.81 per Mcf from $1.72 per Mcf for the year ended December 31, 1998.

     Oil and Gas Production Expenses. Oil and gas production expenses for the year ended December 31, 1999 decreased 3% to $5,107,000 from $5,273,000 for the year ended December 31, 1998. The decrease was primarily attributable to one-time production tax credits. Production tax and marketing expense per Mcfe decreased $.01, or 4%, to $0.25 for the year ended December 31, 1999 from $0.26 for the year ended December 31, 1998. Lease operating expense per Mcfe increased $0.05, or 11%, to $0.52 for the year ended December 31, 1999 from $0.47 for the year ended December 31, 1998. LOE per Mcfe in 1999 is higher primarily due to workovers.

     Depreciation, Depletion and Amortization. Depreciation, depletion and amortization for the year ended December 31, 1999 decreased 13% to $4,822,000 from $5,544,000 for the year ended December 31, 1998, primarily due to lower depletion expense. Depletion per Mcfe for the year ended December 31, 1999 decreased 11% to $0.65 from $0.73 for the year ended December 31, 1998, due primarily to a lesser cost base resulting from the write-down of oil and gas properties of $16.8 million in fourth quarter 1998, discussed below.


     Impairment of Oil and Gas Properties. Under the full cost accounting rules of the Securities and Exchange Commission, we review the carrying value of our oil and gas properties each quarter on a country-by-country basis. Net capitalized costs of oil and gas properties, less related deferred income taxes, may not exceed the present value of estimated future net revenues from proved reserves, discounted at 10%, plus the lower of cost or fair market value of unproved properties, as adjusted for related tax effects. Application of these rules generally requires pricing future production at the unescalated oil and gas prices in effect at the end of each fiscal quarter and requires a write-down if the "ceiling" is exceeded, even if prices declined for only a short period of time. We made a non-cash charge in fourth quarter 1998 to write down our U.S. oil and gas properties by $16,842,000. In applying the "ceiling test," we used December 31, 1998 oil and gas prices of $10.03 per barrel of oil and $1.43 per Mcf of gas. We currently operate only in the continental United States.


     General and Administrative Expenses. General and administrative expenses for the year ended December 31, 1999 increased 14% to $2,915,000 from $2,562,000 for the year ended December 31, 1998. The increase is primarily due to stock compensation expense of $217,000 recognized in fourth quarter 1999 related to the extension of the expiration date of certain warrants to purchase our common stock. In addition, in fourth quarter of 1999 we expensed $177,000 of costs related to an equity offering which we did not consummate.

     Interest and Other Expenses. Interest and other expenses for the year ended December 31, 1999 increased 173% to $3,126,000 from $1,143,000 for the year ended December 31, 1998. The increase is primarily due to higher outstanding borrowings.

     Income Taxes. We incurred net operating losses for U.S. Federal income tax purposes in 1999 and 1998, which can be carried forward to offset future taxable income. Statement of Financial Accounting Standards No. 109 requires that a valuation allowance be provided if it is more likely than not that some portion or all of a deferred tax asset will not be realized. Our ability to realize the benefit of our deferred tax asset will depend on the generation of future taxable income through profitable operations and the expansion of our oil and gas producing activities. The market and capital risks associated with achieving the above requirement are considerable, resulting in our decision to provide a valuation allowance equal to the net deferred tax asset. Accordingly, we did not recognize any tax benefit in our consolidated statements of operations for the years ended December 31, 1999 and 1998. At December 31, 1999, we had a net operating loss carryforward for U.S. Federal income tax purposes of $28,000,000, which will begin to expire in 2001.

     Extraordinary Loss. We incurred an extraordinary loss of $105,000 during the year ended December 31, 1999, as a result of the refinancing of our debt with a new lender.

     Net Loss. Net loss for the year ended December 31, 1999 decreased 85% to $2,777,000 from $18,186,000 for the year ended December 31, 1998 as a result of the factors discussed above. The net loss for the year ended December 31, 1998, includes $16,842,000 relating to a non-cash writedown of oil and gas properties discussed above. We paid the 8% dividend of $108,000 on $1,341,000 and $1,329,000 face amount Series B Mandatorily Redeemable Convertible Preferred Stock in each of the years ended December 31, 1999 and 1998, respectively, and realized accretion of $12,000 in each year. In 1999, we issued 420,000 shares of mandatorily redeemable common stock, in conjunction with a refinancing. The difference between the value of the shares at the redemption price of $12.50 per share and the market value of the shares at the date of issuance will be accreted over a period of 49 months. During 1999, we realized accretion of $116,000 related to these shares. Net loss attributable to common shareholders for the year ended December 31, 1999 was $3,013,000 compared to net loss attributable to common shareholders of $18,306,000 for the year ended December 31, 1998.

  Year Ended December 31, 1998 Compared to Year Ended December 31, 1997

     Revenues. Total revenues for the year ended December 31, 1998 increased 52% to $13,178,000 from $8,651,000 for the year ended December 31, 1997. Oil and gas sales for the year ended December 31, 1998 increased 52% to $13,069,000 from $8,582,000. The increase was due to higher oil and gas production due to our drilling and recompletion program in 1998. Oil production for the year ended December 31, 1998 increased 17% to 230,000 barrels from 196,000 barrels for the year ended December 31, 1997 and gas production for the year ended December 31, 1998 increased 149% to 5,852,000 Mcf from 2,350,000 Mcf for the year ended December 31, 1997. These increases were somewhat offset by a decline in average oil and gas prices realized in 1998 from those realized in 1997. Average oil prices for the year ended December 31, 1998 decreased 33% to $12.99 per barrel from $19.31 per barrel for the year ended December 31, 1997 and average gas prices for the year ended December 31, 1998 decreased 16% to $1.72 per Mcf from $2.04 per Mcf for the year ended December 31, 1997.

     Oil and Gas Production Expenses. Oil and gas production expenses for the year ended December 31, 1998 increased 74% to $5,273,000 from $3,037,000 for the year ended December 31, 1997. The increase was primarily attributable to increased operating costs related to new wells drilled in 1998 and expansion and operation of our gas sweetening plant. Production tax and marketing expense per Mcfe decreased $0.06, or 19%, to $0.26 for the year ended December 31, 1998 from $0.32 for the year ended December 31, 1997. Lease operating expense per Mcfe decreased $0.07, or 13%, to $0.47 for the year ended December 31, 1998 from $0.54 for the year ended December 31, 1997. LOE per Mcfe in 1998 is lower due to higher average production rates per well for new wells and a higher proportion of gas production in 1998, which is less costly to produce than oil.

     Depreciation, Depletion and Amortization. Depreciation, depletion and amortization for the year ended December 31, 1998 increased 103% to $5,544,000 from $2,725,000 for the year ended December 31, 1997 due to increased oil and gas production. Depletion per Mcfe for the year ended December 31, 1998 decreased slightly to $0.73 from $0.74 for the year ended December 31, 1997, due to a higher ratio of reserve increases to capital expenditures in 1998. Due to the impairment of oil and gas properties in fourth quarter 1998, discussed below, the depletion rate per Mcfe is expected to decline in future periods.


     Impairment of Oil and Gas Properties. Impairment of oil and gas properties was $16,842,000 for the year ended December 31, 1998 compared to $24,000 for the year ended December 31, 1997. Under the full cost accounting rules of the Securities and Exchange Commission, we review the carrying value of our oil and gas properties each quarter on a country-by-country basis. Net capitalized costs of oil and gas properties, less related deferred income taxes, may not exceed the present value of estimated future net revenues from proved reserves, discounted at 10%, plus the lower of cost or fair market value of unproved properties, as adjusted for related tax effects. Application of these rules generally requires pricing future production at the unescalated oil and gas prices in effect at the end of each fiscal quarter and requires a write-down if the "ceiling" is exceeded. We recorded a non-cash charge in fourth quarter 1998 to write down our oil and gas properties by $16,842,000. In applying the "ceiling test," we used December 31, 1998 oil and gas prices of $10.03 per barrel of oil and $1.43 per Mcf of gas. The full cost ceiling is not intended to represent an estimate of the fair market value of our oil and gas properties. It is possible that we may incur additional ceiling test write-downs in the future. The impairment amount of $24,000 in 1997 relates to additional charges that came in after we impaired the costs incurred in 1996 related to an exploration venture in Belize, which drilled a dry hole. We currently operate only in the continental United States.


     Impairment of Mining Properties. In second quarter 1997, we reduced our note receivable from Laguna by $350,000, including accrued interest, in exchange for an overriding royalty interest in Laguna's mineral properties. Due to continued depressed gold prices, in fourth quarter 1997, we impaired this amount.

     General and Administrative Expenses. General and administrative expenses for the year ended December 31, 1998 increased 13% to $2,562,000 from $2,274,000 for the year ended December 31, 1997 due to the hiring of additional personnel because of expanded operations. For the year ended December 31, 1998, we capitalized $884,000 more of general and administrative expenses directly related to our drilling program than was capitalized for the year ended December 31, 1997.

     Interest and Other Expenses. Interest and other expenses for the year ended December 31, 1998 increased 63% to $1,143,000 from $701,000 for the year ended December 31, 1997. The increase is primarily due to higher outstanding borrowings under our revolving line of credit and term loans in 1998.

     Equity in Loss of Affiliate. As a result of reducing our ownership interest in Laguna, for the years ended December 31, 1998 and 1997, we accounted for our investment in Laguna using the equity method of accounting. Our share of Laguna's 1997 net loss was in excess of the carrying value of our investment in and advances to Laguna by $2,733,000. Our share of Laguna's 1997 losses, up to the carrying amount of our investment in and advances to Laguna, totaled $3,244,000. We will not reflect our share of Laguna's future losses and may only reflect our share of Laguna's future earnings to the extent that they exceed our share of Laguna's 1997 and future net losses not recognized.

     Income Taxes. We incurred net operating losses for U.S. Federal income tax purposes in 1998 and 1997, which can be carried forward to offset future taxable income. Statement of Financial Accounting Standards No. 109 requires that a valuation allowance be provided if it is more likely than not that some portion or all of a deferred tax asset will not be realized. Our ability to realize the benefit of our deferred tax asset will depend on the generation of future taxable income through profitable operations and the expansion of our oil and gas producing activities. The market and capital risks associated with achieving the above requirement are considerable, resulting in our decision to provide a valuation allowance equal to the net deferred tax asset. Accordingly, we did not recognize any tax benefit in our consolidated statement of operations for the years ended December 31, 1998 and 1997. At December 31, 1998, we had a net operating loss carryforward for U.S. Federal income tax purposes of $19,000,000, which will begin to expire in 2001.

     Net Loss. Net loss for the year ended December 31, 1998 increased 391% to $18,186,000 from $3,704,000 for the year ended December 31, 1997 as a result of the factors discussed above. Of the net loss for the year ended December 31, 1998, $16,842,000 relates to a non-cash writedown of oil and gas properties discussed above. Of the net loss for the year ended December 31, 1997, $3,634,000 relates to Laguna losses and impairments. As discussed above, we will not reflect our share of Laguna's losses in the future and may only reflect our share of Laguna's future earnings to the extent that they exceed our share of Laguna's 1997 and future losses not recognized. We paid the 8% dividend of $108,000 and $161,000 on our $1,329,000 and $1,317,000 face amount Series B
Mandatorily Redeemable Convertible Preferred Stock in each of the years ended December 31, 1998 and 1997, respectively, and realized accretion of $12,000 and $24,000, respectively. Beginning in April 1997, preferred dividend payments were reduced as a result of the conversion into common stock and redemption of Series B Preferred Stock, as discussed in Note 6 of the consolidated financial statements. The excess of the fair value of the common stock issued at the $9.00 conversion price over the fair value of the common stock that would have been issued at the $11.31 conversion price, totaling $403,000, has been reflected on the consolidated statement of operations for the year ended December 31, 1997 as an increase to the net loss attributable to common shareholders. Net loss attributable to common shareholders for the year ended December 31, 1998 was $18,306,000 compared to net loss attributable to common shareholders of $4,292,000 for the year ended December 31, 1997.

HEDGING ACTIVITIES

     We use hedging instruments to manage commodity price risks. We have used energy swaps and other financial arrangements to hedge against the effects of fluctuations in the sales prices for oil and natural gas. Gains and losses on such transactions are matched to product sales and charged or credited to oil and gas sales when that product is sold. Management believes that the use of various hedging arrangements can be a prudent means of protecting our financial interests from the volatility of oil and gas prices. Under our Aquila Credit Agreement, we may be required to maintain price hedging arrangements in place with respect to up to 65% of our oil and gas production upon terms satisfactory to us and Aquila. We recognized hedging (losses) gains of $(2,186,000) and $379,000 in the six months ended June 30, 2000 and 1999, respectively. These amounts are included in oil and gas sales in our consolidated statements of operations.

COMMODITY PRICE RISK

     We use commodity derivative financial instruments, including swaps, to reduce the effect of natural gas price volatility on a portion of our natural gas production. Commodity swap agreements are generally used to fix a price at the natural gas market location or to fix a price differential between the price of natural gas at Henry Hub and the price of gas at its market location. Settlements are based on the difference between a fixed and a variable price as specified in the agreement. The following table summarizes our derivative financial instrument position on our natural gas and crude oil production as of June 30, 2000. The fair value of these instruments reflected below is the estimated amount that we would receive (or pay) to settle the contracts as of June 30, 2000. Actual settlement of these instruments when they mature will differ from these estimates reflected in the table. Gains or losses realized from these instruments hedging our production are expected to be offset by changes in the actual sales price received by us for our natural gas and crude oil production. See "Hedging Activities" above.

     NATURAL GAS:

                                                                FIXED PRICE
YEAR                                                  MMBTU      PER MMBTU    FAIR VALUE
----                                                ---------   -----------   -----------
2000..............................................  2,700,000      $2.02      $(5,666,000)
2001..............................................  1,452,000      $2.55       (1,582,000)
2002..............................................  1,188,000      $2.55         (602,000)
2003..............................................    996,000      $2.55         (302,000)
2004..............................................    852,000      $2.55         (197,000)

     CRUDE OIL:

                                                              FIXED PRICE
YEAR                                                 BBLS       PER BBL      FAIR VALUE
----                                                ------   -------------   ----------
2000..............................................  42,000   $18.73-$19.68   $(499,000)
2001..............................................  60,000   $17.38-$18.61    (495,000)
2002..............................................  60,000      $17.40        (340,000)
2003..............................................  48,000      $17.40        (181,000)
2004..............................................  48,000      $17.40        (115,000)

     Under our credit agreement with Aquila, we may be required to maintain price hedging arrangements in place with respect to up to 65% of our oil and gas production. Accordingly, included above are agreements to hedge a total of 258,000 barrels of oil related to production for the remainder of 2000-2004 at fixed prices ranging from $17.40-$19.68 per barrel and to hedge a total of 7,188,000 MMBtu of gas related to production for the remainder of 2000-2004 at fixed prices ranging from $2.02-$2.55 per MMBtu. In addition, we entered into a basis swap to fix the differential between the NYMEX price and the index price at which the hedged gas is to be sold for 4,488,000 MMBtu for 2001-2004 with a fair value of $(137,000).


     In August 2000, we entered into an agreement to hedge an additional 1,310,000 MMBtu of gas related to production for 2001-2002 at fixed prices ranging from $3.27 - $4.68 per MMBtu. In addition, we entered into a basis swap to fix the differential between the NYMEX price and the index price at which this hedged gas is to be sold.

INTEREST RATE RISK


     The table below provides information about our financial instruments sensitive to changes in interest rates, including debt obligations at June 30, 2000. The table presents principal cash flows and related weighted average interest rates by expected maturity dates.


                               EXPECTED MATURITY
                                 (IN THOUSANDS)


                                  2000    2001    2002     2003      2004    THEREAFTER   FAIR VALUE
                                  -----   -----   -----   -------   ------   ----------   ----------
Long-term debt:
  Fixed rate....................  $ 204   $ 455   $ 609   $   569   $3,497       --        $ 5,334
  Average interest rate.........   12.7%   12.7%   12.1%     12.8%    12.8%      --
  Variable rate.................  $  --   $  --   $  --   $42,692   $   --       --        $42,692
  Average interest rate.........     --      --      --      11.5%      --       --


MISCELLANEOUS

     Our oil and gas operations are significantly affected by certain provisions of the Internal Revenue Code that are applicable to the oil and gas industry. Current law permits our intangible drilling and development costs to be deducted currently, or capitalized and amortized over a five year period. We, as an independent producer, are also entitled to a deduction for percentage depletion with respect to the first 1,000 Bbls per day of domestic crude oil (and/or equivalent units of domestic natural gas) produced (if such percentage depletion exceeds cost depletion). Generally, this deduction is 15% of gross income from an oil and gas property, without reference to the taxpayer's basis in the property. The percentage depletion deduction may not exceed 100% of the taxable income from a given property. Further, percentage depletion is limited in the aggregate to 65% of our taxable income. Any depletion disallowed under the 65% limitation, however, may be carried over indefinitely.

     Inflation has not historically had a material impact on our financial statements, and management does not believe that we will be materially more or less sensitive to the effects of inflation than other companies in the oil and gas industry.

                            BUSINESS AND PROPERTIES

GENERAL HISTORY

     We are an independent energy company engaged in oil and natural gas exploration, development and production. We conduct our operations through our wholly-owned subsidiary, Mallon Oil Company. We operate primarily in the State of New Mexico where substantially all of our estimated proved reserves are located in the San Juan and Delaware Basins. We have accumulated significant acreage positions in these two basins, in which we have been active since 1982. We believe our technical and operational experience and our database of information enable us to effectively exploit and develop our properties.

BUSINESS STRATEGIES

     Our primary business objective is to increase our proven oil and gas reserves and cash flows. We pursue this objective by:

     - Conducting Exploration through Exploitation. Our primary operating strategy is to increase our proved reserves through relatively low-risk activities such as development drilling, recompletions, multi-zone completions and enhanced recovery activities. Numerous potentially productive geologic formations tend to be stacked atop one another in the San Juan and Delaware Basins. This allows us to target multiple potential pay zones in most wells, thus reducing drilling risks, and to conduct exploration operations in conjunction with our development drilling. Wells drilled to one horizon offer opportunities to examine up-hole zones or can be drilled to deeper prospective formations for relatively little additional cost. The recent increases in our estimated proved reserves and rates of production are attributable primarily to oil and gas fields discovered or extended by our exploration through exploitation activities.

     - Controlling Our Operations. For the year ended December 31, 1999, approximately 91% of our production was from properties that we operate. We believe that this level of operating control, combined with our operating experience in the San Juan and Delaware Basins, allow us to better control ongoing operations and costs, field development decisions, and the timing and nature of capital expenditures.

     - Developing and Controlling Our Infrastructure. By owning and controlling our critical infrastructure, such as gas gathering systems gas sweetening plants and saltwater disposal facilities, we believe that we can reduce costs. We continue to consider plans to construct our own pipeline to deliver our East Blanco natural gas production to a main line approximately 50 miles from the field, in order to reduce transportation charges. However, we have no immediate plans to do so and we will not use the proceeds of this offering for such purpose.

     - Making Strategic Acquisitions. We also make acquisitions of properties located within our core areas of operations. We believe that our knowledge of the San Juan and Delaware Basins allow us to effectively identify and evaluate acquisition opportunities.

HISTORICAL HIGHLIGHTS

     In September 1993, we purchased our core group of Delaware Basin properties from Pennzoil Exploration and Production Company. In January 1997, we acquired additional interests in our key San Juan Basin gas property, East Blanco Field, and became operator of the field. In October 1996 and December 1997, we completed public financings in which we sold an aggregate of 4.6 million shares of our common stock for combined net proceeds of $32.8 million. These financings enabled us to accelerate the pace of our development of our inventory of oil and gas properties.

     In early 1999, we began testing the southern portion of our East Blanco acreage in an effort to extend the field limits. We have now drilled a total of 20 wells in this effort, which has successfully confirmed that East Blanco Field extends to the south. Based on our operations to date, we have identified more than 200 remaining drilling and recompletion opportunities on our East Blanco acreage. In addition, we currently have an application pending to acquire another 31,360 acres contiguous to our existing East Blanco acreage.

OUR OIL AND GAS PROPERTIES


     We are active in the San Juan Basin of northwestern New Mexico and in the Delaware Basin of southeastern New Mexico. At June 30, 2000, these areas accounted for substantially all of our estimated proved reserves, with 82.4 Bcfe attributable to our San Juan Basin properties and 42.4 Bcfe attributable to our Delaware Basin properties.


SAN JUAN BASIN, NORTHWESTERN NEW MEXICO

     We have been active in the San Juan Basin since 1984, where our primary area of interest is our East Blanco natural gas field. We own interests in 76,000 gross (66,600 net) acres of oil and gas properties in the San Juan Basin. Wells on this acreage produce from a variety of zones in the San Jose, Nacimiento, Ojo Alamo, Pictured Cliffs, Mesaverde, Mancos and Dakota formations. We are actively involved in efforts to acquire additional acreage in the East Blanco area and other portions of the San Juan Basin.

  East Blanco Field, Rio Arriba County, New Mexico


     We took over operation of East Blanco natural gas field on the eastern flank of the San Juan Basin in 1997. We own interests in approximately 68,900 contiguous gross (59,940 net) acres in the field, 39,360 of which we acquired in 1998. Our drilling activities at East Blanco have established commercial natural gas production from the San Jose, Ojo Alamo, Nacimiento, and Pictured Cliffs formations. The San Jose Formation is at approximately 1,500 feet, the Nacimiento Formation is at approximately 2,000 feet, the Ojo Alamo Sandstone is at approximately 3,000 feet, and the Pictured Cliffs Sandstone is at approximately 4,000 feet. Many of our wells also penetrate the Fruitland Coal Formation at approximately 3,800 feet. East Blanco wells typically contain reserves in one or more productive zones. We operate all of our 110 wells in the field, with an average working interest of 95% and an average net revenue interest of 75%. All production in the field has been natural gas. At June 30, 2000, the estimated proved reserves net to our interest at East Blanco were 80.3 Bcfe, or 64% of our total estimated proved reserves.


     Since early 1999, we have drilled 20 wells on what we believe is field extension acreage we acquired under a Minerals Development Agreement with the Jicarilla Apache Tribe. The wells have encountered commercial quantities of natural gas, which we believe confirms that East Blanco Field extends onto the new acreage. Under the terms of the agreement by which we obtained the acreage, we are required to drill at least two wells in each of the four acreage tracts covered by the agreement each year in order to retain our interests in all of the acreage. Based on our operations to date, we have identified more than 200 remaining drilling and recompletion opportunities on our East Blanco acreage, all of which contain multiple targets. In addition, we currently have an application pending to acquire another 31,360 acres contiguous to our existing East Blanco acreage. We intend to continue the aggressive development of this field.

     In April 2000, we received permission to commingle the gas produced from different zones in our East Blanco wells. Prior to this approval, wells in the field were limited to producing from not more than two zones at a time. Commingling, which permits us to produce gas from multiple producing formations at the same time, results in substantial improvements in well economics. On average, initial production rates in our commingled wells are more than 50% higher than the rates of similar wells with dual completions. Since receiving commingling approval, we have increased our net production in recent weeks to approximately 22.3 million cubic feet equivalent per day (MMcfed) from our second quarter 2000 average of 16.1 MMcfed. We plan to commingle the production from most new wells that we drill at East Blanco, and to recomplete at least 23 of our older wells in order to commingle their production.

     In addition to our established conventional natural gas production in East Blanco Field, it may be possible to produce coal-bed methane gas in the field. The Fruitland Coal Seam is pervasive throughout our acreage at a depth of approximately 3,800 feet. Other companies are currently producing coal-bed methane gas from the Fruitland Coal in the unit adjacent to East Blanco Field. We are seeking joint venture partners who can provide both capital and expertise to help develop our potential Fruitland Coal methane.

  Other San Juan Basin Fields


     Gavilan Field, Rio Arriba County, New Mexico. We own and operate seven wells in this field, in which our average working interest is 37%. We have leasehold interests in 2,400 gross (1,260 net) acres in this field. Current production is primarily natural gas from the Mancos Shale at approximately 6,900 feet and from the Mesaverde Formation at approximately 5,400 feet. In 2000, we plan to recomplete additional wells in this field in the Mesaverde. As of June 30, 2000, Gavilan Field contained 2.0 Bcfe or 2% of our total estimated proved reserves.


     Otero Field, Rio Arriba County, New Mexico. We own and operate three wells in this field, in which our average working interest is 85%. We have leasehold interests in 4,600 gross (3,700 net) acres in this field. The wells produce oil from the Mancos Shale at approximately 4,700 feet. As of December 31, 1999, Otero Field contained only a nominal portion of our total estimated proved reserves.

DELAWARE BASIN, SOUTHEASTERN NEW MEXICO

     The Delaware Basin of southeast New Mexico, where we own interests in approximately 34,000 gross (13,200 net) acres, containing 181 gross (62 net) wells, has been an area of significant activity for us since 1982. Our Delaware Basin properties are located primarily in fields with established production histories, which typically contain multiple productive geologic formations and zones. Our wells in the Delaware Basin produce from a variety of formations, the principal of which are the Cherry Canyon, Brushy Canyon, Bone Spring, Strawn and Morrow Formations. The Cherry Canyon, Brushy Canyon and Bone Spring Formations primarily produce oil at shallow to medium drilling depths, while the deeper Strawn and Morrow generally produce natural gas. Our primary properties in the Delaware Basin are in the White City, Black River, South Carlsbad, Lea Northeast, and Quail Ridge Fields. We also continue to assess potential in our Shipp, Lovington Northeast and Brushy Draw properties. Based upon our operations to date, we have identified 76 drilling locations on our Delaware Basin acreage.


     White City, Black River, and Carlsbad Fields, Eddy County, New Mexico. We have leasehold interests in 8,480 gross (4,560 net) acres in these adjacent fields. They were the focus of much of our recompletion and development activities from 1993 through 1997. As of June 30, 2000, our estimated proved reserves in these three fields were 18.8 Bcfe, or 15% of our total estimated proved reserves. Because greater drilling densities were recently approved in this area, much of our developed acreage in these fields now contain additional drilling opportunities for Morrow Formation natural gas.



     Lea Northeast Field, Lea County, New Mexico. We own and operate 2,200 gross (1,350 net) acres in this field. Our working interest averages 71% in this field. Our Cherry Canyon play in this field began in 1994. During 2000, we plan to initiate a pilot waterflood project in this field. As of June 30, 2000, our estimated proved reserves in Lea Northeast Field were 3.5 Bcfe or 3% of our total estimated proved reserves.



     Quail Ridge, Lea County, New Mexico. Adjacent to Lea Northeast, we control an approximate 4,120 gross (1,970 net) acre block on which we operate wells producing from the Bone Spring and Morrow. The Quail Ridge Field has primarily produced gas from the Morrow at depths of approximately 13,500 feet. We currently have an interest in 11 wells in this area and operate six of them. We control an approximate 50% working interest in this acreage. As of June 30, 2000, our estimated proved reserves in Quail Ridge Field were 11.1 Bcfe or 9% of our total estimated proved reserves. Because greater drilling densities were recently approved in this area, much of our developed acreage in this field now offers additional drilling opportunities for Morrow Formation natural gas. Our acreage also has additional Bone Spring Formation drilling opportunities.


     Shipp and Lovington Northeast Fields, Lea County, New Mexico. Shipp and Lovington Fields are comprised of a collection of individual reservoirs, or algal mounds, in a Strawn Formation interval at depths of approximately 11,500 feet. The mounds range in size from 100 to 700 acres. We have interests in 30 wells and operate 20 wells in these adjacent fields. During 1996, we initiated a low cost pilot waterflood project on one of these mounds, which has yet to show a significant response. Our working interest averages 41% in Lovington Northeast and 63% in Shipp. As of June 30, 2000, these fields contained only a nominal portion of our total estimated proved reserves.



     Brushy Draw Field, Eddy County, New Mexico. Our initial drilling and field development began here in 1982. Current production is from the base of the Cherry Canyon Formation, at a depth of approximately 5,000 feet. We operate 14 wells with an average working interest of 66%. As of June 30, 2000, Brushy Draw Field contained only a nominal portion of our total estimated proved reserves.


OTHER AREAS

     All of our oil and gas operations are currently conducted on-shore in the United States. In addition to the properties described above, we have properties in the states of Colorado, Oklahoma, Wyoming, North Dakota and Alabama. While we intend to continue to produce our existing wells in those states, we currently do not expect to engage in any development activities in those areas.


     In April 2000, the Government of Costa Rica awarded us a concession to explore for oil and natural gas on approximately 2.3 million acres in the northeast quadrant of Costa Rica. The concession acreage is contained in six large contiguous onshore acreage blocks. We have completed an environmental assessment of our proposed operations and expect approval by the end of 2000. We expect to sign final contracts thereafter. The work program will require the expenditure of approximately $8.8 million (including the drilling of six wells) over a three-year period, with a possible extension of three more years.


GAS SWEETENING PLANT

     We designed, constructed, own and operate an amine plant to remove the hydrogen sulfide from the gas produced at East Blanco. This plant treats substantially all of the natural gas we produce at East Blanco. The plant's current capacity is 32 MMcf per day. With added compression, the plant's capacity can be increased to approximately 60 MMcf per day, without requiring substantial expansion.

ACREAGE

     The following table summarizes our oil and gas acreage holdings as of June 30, 2000:

                                                        DEVELOPED        UNDEVELOPED
                                                     ---------------   ---------------
AREA                                                 GROSS     NET     GROSS     NET
----                                                 ------   ------   ------   ------
San Juan Basin.....................................  20,151   17,488   55,836   49,099
Delaware Basin.....................................  28,046    9,224    6,000    3,943
Other..............................................  10,979    1,096    1,927      324
                                                     ------   ------   ------   ------
          Total....................................  59,176   27,808   63,763   53,366
                                                     ======   ======   ======   ======

DRILLING ACTIVITY

     The following table sets forth our development drilling activities for each of the last three years and for 2000 through June 30:

                                              GROSS WELLS                  NET WELLS
                                        ------------------------   -------------------------
                                        PRODUCTIVE   DRY   TOTAL   PRODUCTIVE   DRY    TOTAL
                                        ----------   ---   -----   ----------   ----   -----
1997(1)..............................       23        3     26       12.99      0.84   13.83
1998(2)(3)...........................       37        7     44       32.64      5.59   38.23
1999(4)..............................       21        1     22       18.05      1.00   19.05
2000.................................       17        1     18       16.67         1   17.67

---------------

(1) Includes 1 gross (0.0225 net) dry exploratory well.

(2) Includes 2 gross (2 net) dry exploratory wells.

(3) Includes 3 gross (3 net) productive exploratory wells.

(4) Includes 3 gross (3 net) productive exploratory wells.

RECOMPLETION ACTIVITY

     The following table contains information concerning our well recompletion activities for each of the last three years and for 2000 through June 30:

                                              GROSS WELLS                  NET WELLS
                                        ------------------------   -------------------------
                                        PRODUCTIVE   DRY   TOTAL   PRODUCTIVE   DRY    TOTAL
                                        ----------   ---   -----   ----------   ----   -----
1997.................................       19        3     22       13.76      1.90   15.66
1998.................................       28        2     30       25.10      1.83   26.93
1999(1)..............................        6        1      7        5.67      0.92    6.59
2000.................................        0        0      0           0         0       0

---------------

(1) Includes 1 gross (1 net) productive exploratory well.

PRODUCTIVE WELLS

     The following table summarizes our gross and net interests in productive wells at June 30, 2000. Net interests represented in the table are net "working interests" which bear the cost of operations.

                                              GROSS WELLS               NET WELLS
                                         ---------------------   ------------------------
                                               NATURAL                   NATURAL
                                         OIL     GAS     TOTAL    OIL      GAS     TOTAL
                                         ---   -------   -----   -----   -------   ------
San Juan Basin........................     4     112      116     3.32   101.09    104.41
Delaware Basin........................   111      70      181    47.53    14.64     62.17
Other.................................    13       8       21     0.75     0.64      1.39
                                         ---     ---      ---    -----   ------    ------
          Total.......................   128     190      318    51.89   116.37    167.97
                                         ===     ===      ===    =====   ======    ======

     In addition, we own interests in four waterflood units in the Delaware Basin, which contain a total of 550 gross wells (8.5 net wells), and 6 gross (3.31 net) salt water disposal wells.

MARKETING

     Our natural gas is generally sold on the spot market or pursuant to short-term contracts. Oil and liquids are generally sold on the open market to unaffiliated purchasers, generally pursuant to purchase contracts that are cancelable on 30 days notice. The price paid for this production is generally an established or posted price that is offered to all producers in the field, plus any applicable differentials. Prices paid for crude oil and natural gas fluctuate substantially.

     Because future prices are difficult to predict, we hedge a portion of our oil and gas sales to protect against market downturns. The nature of hedging transactions is such that producers forego the benefit of some price increases that may occur after the hedging arrangement is in place. We nevertheless believe that hedging is prudent in certain circumstances in order to minimize the risk of falling prices. Under our credit agreement with Aquila Energy Capital Corporation, we are required to maintain price hedging arrangements in place with respect to up to 65% of our oil and gas production. In addition, we also entered into an agency agreement with Aquila under which we pay a marketing fee equal to 1% of the net proceeds, as defined, from the sale of our oil and gas production.

                                   MANAGEMENT

CORPORATE OFFICES; OFFICERS, DIRECTORS AND KEY EMPLOYEES

     Our executive offices are located at 999 18th Street, Suite 1700, Denver, Colorado 80202, where our phone number is (303) 293-2333. We employ 21 employees at this office. We maintain field operations offices in Durango, Colorado, and in Carlsbad, New Mexico, where we employ a total of 21 individuals.

     The following are the members of Mallon's board of directors and its executive officers:

NAME                                    AGE                  TITLE(S)
----                                    ---                  --------
George O. Mallon, Jr. ................  56    Director, Chairman of the Board, CEO
                                              and President
Kevin M. Fitzgerald...................  45    Director, COO and Executive Vice
                                              President
Roy K. Ross...........................  49    Director, Executive Vice President,
                                              Secretary and General Counsel
Frank Douglass........................  66    Director
Roger R. Mitchell.....................  67    Director
Francis J. Reinhardt, Jr. ............  70    Director
Peter H. Blum.........................  43    Director
Alfonso R. Lopez......................  51    Vice President -- Finance and
                                              Treasurer

     The directors serve until the next annual meeting of shareholders. Following are brief descriptions of the business experience of our directors and executive officers:

     George O. Mallon, Jr. has been the President and Chairman of the Board of Mallon since December 1988, when it was organized. He formed Mallon Oil in 1979 and was a co-founder of Laguna Gold Company in 1980. Mr. Mallon earned a B.S. degree in Business from the University of Alabama in 1965 and an M.B.A. degree from the University of Colorado in 1977.

     Kevin M. Fitzgerald has been Executive Vice President of Mallon since June 1990. He joined Mallon Oil in 1983 as Petroleum Engineer and served as Vice President of Engineering from 1987 through December 1988, when he became President of Mallon Oil and a Vice President of Mallon. Mr. Fitzgerald earned a B.S. degree in Petroleum Engineering from the University of Oklahoma in 1978.

     Roy K. Ross has been Executive Vice President and General Counsel of Mallon since 1992. He was named Secretary of Mallon in 1997. From June 1976 through September 1992, Mr. Ross was an attorney in private practice with the Denver-based law firm of Holme Roberts & Owen. Mr. Ross is also Executive Vice President, Secretary, General Counsel and a director of Mallon Oil. He earned his B.A. degree in Economics from Michigan State University in 1973 and his J.D. degree from Brigham Young University in 1976.

     Frank Douglass has been a director of Mallon since its formation in 1988. In 1998, he retired as a Senior Partner in the Texas law firm of Scott, Douglass & McConnico, LLP, where he had been a partner since 1976. Mr. Douglass earned a B.B.A. degree from Southwestern University in 1953 and a L.L.B. degree from the University of Texas School of Law in 1958.

     Roger R. Mitchell has been a director of Mallon since 1990. Prior to 1989, Mr. Mitchell served as a co-general partner with Mallon of a series of private oil and gas drilling limited partnerships sponsored by Mallon. Mr. Mitchell has participated in or managed a number of real estate, insurance and investment companies, including Mitchell Management Company, which he currently owns. He earned a B.S. degree in Business from Indiana University in 1954 and an M.B.A. degree from Indiana University in 1956.


     Francis J. Reinhardt, Jr. has been a director of Mallon since 1994. He is with the New York investment banking firm of Carl H. Pforzheimer & Co., where he has been a partner since 1966. He is a member and past president of the National Association of Petroleum Investment Analysts. Mr. Reinhardt is also a director of The Exploration Company of Louisiana. Mr. Reinhardt holds a B.S. degree from Seton Hall University and an M.B.A. from New York University.

     Peter H. Blum became a director of Mallon in January 1998. Since October 1998, Mr. Blum, a financial consultant, has been President of Bear Ridge Capital LLC. From April 1997 to October 1998, Mr. Blum was Senior Managing Director, head of investment banking, for the investment banking firm GBI Capital Markets. From 1995 to 1997, Mr. Blum held the position of Managing Director, head of energy banking, with the investment banking firm Rodman & Renshaw, Inc. From 1992 to 1995, Mr. Blum held various positions with the investment banking firm Mabon Securities, Inc. Mr. Blum is also a director of Mitcham Industries, Inc. Mr. Blum earned a B.B.A. degree in accounting from the University of Wisconsin in 1979.


     Alfonso R. Lopez joined Mallon in July 1996 as Vice President-Finance and Treasurer. He was Vice President -- Finance for Consolidated Oil & Gas, Inc. (now Chesapeake Energy Corporation) from 1993 to 1995. Mr. Lopez was a consultant from 1991 to 1992. From 1981 to 1990, he was Controller for Decalta International Corporation, a Denver-based exploration and production company. He served as Controller for Western Crude Oil, Inc. (now Texaco Trading and Transportation, Inc.) from 1978 to 1981. Mr. Lopez is a certified public accountant and was with Arthur Young & Company (now Ernst & Young) from 1970 to 1978. Mr. Lopez earned his B.A. degree in Accounting and Business Administration from Adams State College in Colorado in 1970.

  Key Employees

     Employees who are instrumental to our success include the following individuals:

     Ray E. Jones is Vice President -- Engineering of Mallon Oil. Before joining Mallon in January 1994, Mr. Jones spent eight years with Jerry R. Bergeson & Associates (now GeoQuest), an independent consulting firm. Mr. Jones graduated from Colorado School of Mines in 1979 and is a registered professional engineer.

     Wendell A. Bond has been Vice President -- Exploration of Mallon Oil since December 1996. Prior to joining Mallon on a full-time basis, Mr. Bond was an independent geological consultant to Mallon since July 1994. Mr. Bond has more than 25 years of experience in the petroleum industry, both domestically and internationally. Prior to joining Mallon, he was president of Wendell A. Bond, Inc., a company specializing in petroleum geological consulting services that he formed in 1988. Prior to 1988, Mr. Bond had been employed in a variety of positions for several independent and major oil and gas companies, including Project Geologist for Webb Resources, District Geologist for Sohio Petroleum and Chief Geologist for Samuel Gary Jr. & Associates. Mr. Bond earned his B.S. degree in geology from Capital University, Columbus, Ohio and his M.S. degree in geology from the University of Colorado.

     Donald M. Erickson, Jr. has been Vice President -- Operations of Mallon Oil since February 1997. Mr. Erickson has more than 20 years of experience in oil field operations. Prior to joining Mallon, he was Operations Manager for Presidio Exploration, Inc. (which was merged into Tom Brown Inc.) from December 1988 to January 1997. Mr. Erickson earned a Heating and Cooling Technical Degree from Central Technical Community College in Hastings, Nebraska in 1975 and has studied Mechanical Engineering at the University of Denver.

                             PRINCIPAL SHAREHOLDERS

     The following table sets forth information concerning the beneficial ownership of shares of our common stock as of August 18, 2000, by (a) each shareholder known by us to own of record or beneficially more than 5% of our outstanding common stock; (b) our chief executive officer (Mr. Mallon); (c) each of our directors; and (d) all of our directors and executive officers as a group. The after offering calculations assume that the underwriters' over-allotment option is not exercised.


                                                               NUMBER        PERCENT
NAME AND ADDRESS(1)                                           OF SHARES       OWNED
-------------------                                           ---------      -------
George O. Mallon, Jr. ......................................    547,890(2)     6.9%
Kevin M. Fitzgerald.........................................    186,946(3)     2.4%
Roy K. Ross.................................................     96,727(4)     1.2%
Frank Douglass..............................................     58,344(5)     *
Roger R. Mitchell...........................................     63,147(6)     *
Francis J. Reinhardt, Jr. ..................................     64,920(7)     *
Peter H. Blum...............................................    112,235(8)     1.4%
Centennial Energy Partners, L.L.C. .........................    756,200(9)     9.7%
Wellington Management Company, LLP..........................    735,000(9)     9.4%
Robert Fleming Inc. ........................................    575,385(9)     7.4%
Aquila Energy Capital Corporation...........................    490,000(10)    6.2%
All officers and directors as a group (8 persons)...........  1,152,076(11)   14.0%


---------------

  *  Less than 1%


 (1) The address of Messrs. Mallon, Fitzgerald and Ross is 999 18th Street, Suite 1700, Denver, CO 80202. The address of Mr. Douglass is 10424 Woodford, Dallas, TX 75239. The address of Mr. Mitchell is 113 Cypress Cove Lane, Mooresville, NC 28117. The address of Mr. Reinhardt is 650 Madison Ave., 23rd Floor, New York, NY 10022. The address of Mr. Blum is 22 Cortlandt Street, New York, NY 10007. The address of Centennial Energy Partners L.L.C. is 900 Third Avenue, Suite 1801, New York, NY 10022. The address of Wellington Management Company, LLP is 75 State Street, Boston, MA 02109. The address of Robert Fleming Inc. is 320 Park Avenue, 11th Floor, New York, NY 10022. The address of Aquila Energy Capital Corporation is 909 Fannin, Suite 1850, Houston, Texas 77010.


 (2) Includes 2,166 shares owned by Mr. Mallon's wife and 47,491 shares that could be acquired by Mr. Mallon upon the exercise of immediately exercisable stock options and warrants that he holds. A trust created for the benefit of Mr. Mallon's children owns shares that are not included, as Mr. Mallon has no voting or other control over the shares in the trust.

 (3) Includes 60,882 shares that could be acquired by Mr. Fitzgerald upon the exercise of immediately exercisable stock options and warrants that he holds. Does not include 68,948 shares covered by stock options that have not yet vested.

 (4) Includes 33,063 shares that could be acquired by Mr. Ross upon the exercise of immediately exercisable stock options and warrants that he holds. Does not include 45,625 shares covered by stock options that have not yet vested.

 (5) Includes 29,740 shares that could be acquired by Mr. Douglass upon the exercise of immediately exercisable stock options and warrants that he holds. Does not include 2,666 shares covered by stock options that have not yet vested.

 (6) Includes 25,070 shares that could be acquired by Mr. Mitchell upon the exercise of immediately exercisable stock options that he holds. Does not include 2,666 shares covered by stock options that have not yet vested.

 (7) Includes 27,735 shares that could be acquired by Mr. Reinhardt upon the exercise of immediately exercisable stock options and warrants that he holds. Does not include 2,666 shares covered by stock options that have not yet vested.

 (8) Includes 97,735 shares that could be acquired by Mr. Blum upon the exercise of immediately exercisable stock options and warrants that he holds. Does not include 42,666 shares covered by stock options and warrants that have not yet vested.


 (9) Based upon information contained in various filings made with the SEC.



(10) Based upon information contained in various public filings made with the SEC. Includes 70,000 shares that we have agreed to issue to Aquila.



(11) Includes 343,583 shares that could be acquired upon the exercise of immediately exercisable stock options and warrants. Does not include 173,370 shares covered by stock options and warrants that have not yet vested.

               DESCRIPTION OF CAPITAL STOCK AND OTHER SECURITIES

GENERAL

     Our Articles of Incorporation authorize us to issue 25,000,000 shares of common stock, par value $.01 per share, and 10,000,000 shares of Preferred Stock, par value $.01 per share. The shares of our preferred stock are issuable from time to time in one or more series and with such designations, powers, preferences and rights, and qualifications, limitations or restrictions as may be determined by the board, consistent with the Articles and with the laws of the State of Colorado.

COMMON STOCK

     We had 7,881,643 shares of common stock outstanding prior to this offering, which were held by approximately 600 shareholders of record. Each share of common stock entitles the shareholder to one vote. Holders of common stock are not entitled to cumulative voting in the election of directors and have no preemptive or subscription rights. Subject to the rights of holders of any outstanding shares of preferred stock, shares of common stock are entitled to share equally in dividends paid from the funds legally available for the payment thereof, when, as and if declared by the board. Subject to the rights of holders of any outstanding shares of preferred stock, holders of common stock are also entitled to share ratably in our assets available for distribution to holders of common stock upon our liquidation or dissolution, whether voluntary or involuntary. The common stock is listed on the Nasdaq National Market under the symbol "MLRC." Our transfer agent is Securities Transfer Corporation, Dallas, Texas.

OPTIONS

     At August 21, 2000, options to purchase an aggregate of 506,103 shares of the common stock were issued and outstanding. These options were issued to several of our employees and directors, and to various consultants.

WARRANTS

     We have outstanding warrants to purchase an aggregate of 200,000 shares of common stock, as described below.

     In October 1996, in connection with a public offering of shares of our common stock, we issued warrants to purchase 160,000 shares of common stock to the managing underwriter, with a revised exercise price of $6.875 per share.


     In July 1999, we entered into a financial consulting services contract under which we issued warrants to purchase an aggregate of 40,000 shares of our common stock at a per share exercise price of $0.01. Warrants covering 10,000 shares vest on July 1, 2001. The remaining warrants do not vest except in the event of certain corporate transactions. The warrants expire December 31, 2004.


PREFERRED STOCK

     Our board of directors is authorized under our Articles of Incorporation to issue up to 10,000,000 shares of preferred stock from time to time in one or more series and to fix (without shareholder action) the voting rights and other special rights, including, without limitation, the conversion rights, rights and terms of redemption (including sinking fund provisions), and dividend and liquidation rights of each series.

     Shareholders will not have any preemptive rights with respect to any of the authorized but unissued shares of common stock and preferred stock. Issuance of shares of preferred stock could impact the voting rights of the holders of common stock by creating a series of shares with disproportionately higher voting rights and by the creation of class or series voting rights on particular matters. The issuance of shares of preferred stock with conversion rights or which are redeemable for shares of common stock could increase the potential number of shares of common stock outstanding. It is probable that when shares of preferred stock are issued they will have rights prior to the common stock as to dividends and as to the distribution of assets in the event of liquidation. In addition, the board may provide that the holders of any series of preferred stock will be entitled, in addition to their preferential rights, to participate with the holders of common stock in dividends and in distributions in liquidation. The authorized shares of preferred stock are available for issuance at such times and for such purposes as the board may deem advisable, without further action by the shareholders. The board, without shareholder approval, can issue preferred stock with voting and conversion rights that could adversely affect the voting power of holders of common stock. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control. We have no present plans to issue any additional shares of preferred stock.

SERIES B MANDATORILY REDEEMABLE PREFERRED STOCK


     At June 30, 2000, 80,000 shares of our Series B preferred stock were outstanding. The Series B preferred stock is convertible to common stock at any time at the option of the holder. The conversion price, as adjusted to reflect this offering, is currently $9.39, which means a total of 143,983 shares of common stock are issuable upon the conversion of the outstanding shares of Series B preferred stock. The Series B preferred stock is convertible to common stock automatically if the common stock trades at a price in excess of 140% of the conversion price (meaning the target price is currently $13.15 per share) for each day in a period of 10 consecutive trading days. The Series B preferred stock provides for a preferential 8% dividend, payable quarterly. The Series B preferred stock has a preference on liquidation of $10.00. The Series B preferred stock is redeemable at our election, at any time. The optional redemption price is $10.00 per preferred share (the original purchase price), plus a decreasing early redemption premium if it is redeemed before April 1, 2001. We are obligated to redeem 80,000 shares on April 1, 2001. No early redemption premium is payable in connection with such mandatory redemptions. Except as otherwise required by law, holders of Series B preferred stock have no voting rights, except upon default. In the event of a default, holders of the Series B preferred stock have the right to elect two additional directors to our board during the duration of the default.


CONVERTIBLE NOTES

     In April 2000, we redeemed 55,200 shares of our Series B Mandatorily Redeemable Convertible Preferred Stock at the mandatory redemption price of $10 per share by issuing a convertible promissory note for $552,000 to the Series B holder, a company in which one of our directors is also a director. Interest on the note accrues at 11.3% and is payable quarterly beginning on June 30, 2000. The note and all unpaid accrued interest is payable in full on April 15, 2001. The holder of the note may at any time cause any part of the unpaid principal and accrued interest due to be converted into shares of our common stock using the same conversion price applicable to the remaining Series B Preferred Stock shares, currently $10.28.

MANDATORILY REDEEMABLE COMMON STOCK

     In September 1999, in conjunction with the establishment of the Aquila Credit Agreement, we issued to Aquila 420,000 shares of our common stock, which were recorded as Mandatorily Redeemable Common Stock in our consolidated balance sheet, based on the market value of our common stock on the date of issuance. In July 2000, in connection with an increase in the borrowing base available under the credit agreement, we agreed to issue Aquila an additional 70,000 shares of our common stock. Aquila has a one-time right to require us to purchase the 490,000 shares at $12.50 per share during the 30-day period beginning September 9, 2003. Under the Aquila Credit Agreement, Aquila has the right to require that its shares of our common stock be included for sale in this offering. Aquila has waived that right and has also agreed not to sell any of its shares of our common stock for a period of 90 days after this offering, without the prior approval of the underwriter.

CERTAIN VOTING REQUIREMENTS

     Our Articles of Incorporation require a super-majority vote of our shareholders to approve certain business combinations or other significant corporate transactions involving us and a substantial shareholder. The Articles require the affirmative vote of the holders of a majority of the outstanding shares entitled to vote to approve a merger, consolidation or dissolution of us or a disposition of all or substantially all of our assets, under ordinary circumstances. The Articles raise the required affirmative vote to 80% of the total number of votes entitled to be cast to approve these and other significant corporate transactions ("Business Combinations") if a "9% Shareholder" (as defined) is a party to the transaction or its percentage equity interest in us will be increased by the transaction. A majority of the whole board may, in all such cases, determine not to require such 80% affirmative vote, but only if 80% of the "Continuing Directors" (as defined) so determine. The required 80% approval of any such business combination must include at least a majority of all votes entitled to be cast with respect to voting shares not beneficially owned by any 9% Shareholder.

     These provisions are intended to provide safeguards to our public shareholders in the event another entity first gains working control of us and then wishes to accomplish a combination of the two businesses, or otherwise eliminate the holdings of the public. Accordingly, these provisions are intended to provide some assurance that adequate time and needed information will be available to the public shareholders and the board in order that a considered judgment may be made with respect to a business combination, taking into account such matters as the proposed price and form of consideration, the tax implications to public shareholders and the impact of the business combination upon our employees. This result is intended to be accomplished by encouraging another entity that is interested in a business combination with or acquisition of us to negotiate the terms of the business combination or acquisition in advance of its acquisition of a substantial number of our shares.

     Under those circumstances in which the provisions would apply, a minority of our shareholders may prevent the consummation of a transaction favored by a majority of shareholders. As a practical matter, the requirement of an 80% vote may also mean that the type of business combination to which these provisions are addressed might not be accomplished by the controlling entity while there remains any widely dispersed public market in our voting shares. Because the affirmative vote of at least 80% of the total votes entitled to be cast (rather than the votes actually cast at a meeting) would be required, the failure of shareholders to vote also could result in the defeat of a proposed transaction. These provisions could operate to the disadvantage of present management by restricting our flexibility in the conduct of corporate affairs.

     These provisions may not be amended, altered, changed or repealed without the affirmative vote of 80% or more of the votes entitled to be cast by all holders of voting shares (which 80% vote must include the affirmative vote of a majority of the votes entitled to be cast by all holders of voting shares not beneficially owned by any 9% Shareholder). This vote requirement will not apply to any amendment, alteration, change or repeal recommended to the shareholders by 75% of the whole board, provided that a majority of the members of the board acting upon such matter are continuing directors. Under such circumstances, an amendment, alternation, change or repeal may be approved by a simple majority of the votes entitled to be cast.

SHAREHOLDER RIGHTS PLAN

     In April 1997, the board declared a dividend distribution of one Right for each outstanding share of our common stock. Each Right entitles the registered holder to purchase from us one share of common stock at a purchase price of $40.00 per share, subject to adjustment. The description and terms of the Rights are set forth in a Shareholder Rights Plan (the "Rights Plan") between us and Securities Transfer Corporation as Rights Agent.

     Initially, the Rights will be attached to all common stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. The Rights will separate from the common stock and a Distribution Date will occur upon the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of common stock (the "Stock Acquisition Date"), or (ii) 10 business days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 20% or more of our outstanding shares of common stock. Until the Distribution Date, (i) the Rights will be evidenced by the common stock certificates and will be transferred with and only with such common stock certificates, and

(ii) the surrender for transfer of any certificates for common stock will also constitute the transfer of the Rights associated with the common stock represented by such certificate.

     The Rights are not exercisable until the Distribution Date and will expire at the close of business on April 22, 2001, unless earlier redeemed by us as described below.

     As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the common stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the board, only shares of common stock issued prior to the Distribution Date will be issued with Rights.

     If any person becomes an Acquiring Person other than pursuant to a Qualifying Offer (as defined below), each holder of a Right will thereafter have the right to receive, upon exercise, common stock (or, in certain circumstances, cash, property or other securities issued by us) having a value equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, all Rights that are, or (under certain circumstances specified in the Rights Plan) were, beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable in any event until such time as the Rights are no longer redeemable by us as set forth below.

     A "Qualifying Offer" means a tender offer or exchange offer for all outstanding shares of common stock at a price and on terms determined by at least a majority of the Continuing Directors (as defined below) who are not our officers or employees and who are not related (as specified in the Rights Plan) to the Person making such offer, after receiving advice from one or more investment banking firms, to be fair to and in the best interests of us and our shareholders.

     If at any time following the Stock Acquisition Date (i) we are acquired in a merger or other business combination transaction in which the common stock is changed or exchanged or in which we are not the surviving corporation (other than a merger that follows a Qualifying Offer and satisfies certain other requirements), or (ii) 50% or more of our assets or earning power is sold or transferred, each holder of a Right (except Rights that have been previously voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The events set forth in this paragraph and in the third preceding paragraph are referred to as the "Triggering Events."

     The Purchase Price payable, and the number of shares of common stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the common stock, (ii) if holders of the common stock are granted certain rights or warrants to subscribe for common stock or convertible securities at less than the current market price of the common stock, or (iii) upon the distribution to holders of the common stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

     At any time until ten days following the Stock Acquisition Date, we may redeem the Rights in whole, but not in part, at a price of $.01 per Right (payable in cash, common stock or other consideration deemed appropriate by the board). Under certain circumstances set forth in the Rights Plan, the decision to redeem shall require the concurrence of a majority of the Continuing Directors. Immediately upon the action of the board ordering redemption of the Rights or at such other time as may be specified by the board when it orders redemption, with, where required, the concurrence of the Continuing Directors, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 redemption price.

     The term "Continuing Directors" for purposes of the Rights Plan means any member of our board who was a member of the board prior to the Stock Acquisition Date, and any person who is subsequently elected to the board if such person is recommended or approved by a majority of the Continuing Directors, but shall not include an Acquiring Person, or an affiliate or associate of an Acquiring Person, or any representative of the foregoing entities.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to us or our shareholders, shareholders may, depending upon the circumstances, recognize taxable income if the Rights become exercisable for our common stock (or other consideration) or for common stock of the acquiring company as set forth above.

     Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Plan may be amended by the board prior to the Distribution Date. After the Distribution Date, the Rights Plan may be amended by the board (in certain circumstances, with the concurrence of the Continuing Directors) in order to cure any ambiguity, to make changes that do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Plan; provided, however, that no amendment to adjust the time period governing redemption shall be made at a time when the Rights are not redeemable.

                                  UNDERWRITING

     Subject to the terms and conditions contained in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally agreed to purchase, and Mallon has agreed to sell to such underwriter, the number of shares of common stock set forth opposite the name of such underwriter.


                                                               NUMBER OF
UNDERWRITERS                                                    SHARES
------------                                                   ---------
McDonald Investments Inc. ..................................
                                                               ---------
Total.......................................................   2,500,000
                                                               =========


     McDonald Investments Inc. is acting as the representative of the several underwriters.

     The underwriting agreement provides that the obligations of the several underwriters to purchase the shares included in this offering are subject to the approval of certain legal matters by counsel and to certain other conditions. The underwriters are obligated to purchase all shares, other than those covered by the over-allotment option described below, if they purchase any of the shares.


     The underwriters propose initially to offer the shares of common stock directly to the public at the public offering price set forth on the cover page hereof and to certain dealers at a price that represents a concession not in
excess of $       per share of common stock under the public offering price. The underwriters may allow, and such dealers may reallow, a concession not in excess
of $       per share of common stock to the other underwriters or to certain other dealers. If all of the shares are not sold at the initial offering price, the representative may change the public offering price and the other selling terms.


     We have granted to the underwriters an option, exercisable at any time during the 30-day period from the date of this prospectus, to purchase up to an aggregate of 375,000 additional shares of common stock at the public offering price set forth on the cover page hereof less the underwriting discount. The underwriters may exercise such option to purchase additional shares solely for the purpose of covering over-allotments, if any, incurred in connection with this offering. To the extent such option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase a number of additional shares proportionate to such underwriter's initial purchase commitment.

     The following table shows the underwriting discounts and commissions we will pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option to purchase additional shares of our common stock.

                                                              NO EXERCISE   FULL EXERCISE
                                                              -----------   -------------
Per share...................................................
Total.......................................................

     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute payments that the underwriters may be required to make with respect to these liabilities.

     For a period of 90 days from the date of this prospectus, we and our executive officers and directors and certain of our shareholders have agreed that, without the prior written consent of McDonald Investments Inc. we will not:

     - offer, pledge, sell, contract to sell or sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities exchangeable for common stock (except through gifts to persons who agree in writing to be bound by such restrictions), or

     - make any demand for or exercise any right with respect to the registration of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock (other than (a) the sale to the underwriters of the shares of common stock under the underwriting agreement of (b) our issuance of shares of common stock upon the exercise of an option sold or granted pursuant to our existing benefit plans and outstanding on the date of this prospectus.

     In connection with this offering, certain underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may create a syndicate short position by making short sales of our common stock and may purchase shares of our common stock on the open market to cover syndicate short positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than the underwriters are required to purchase in the offering. Short sales can be either "covered" or "naked". "Covered" short sales are sales made in an amount not greater than the underwriters' over-allotment option to purchase additional shares in the offering. "Naked" short sales are sales in excess of the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be a downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. The underwriters may close out any covered short position by either exercising their over-allotment or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. The underwriters would close out any naked short position by purchasing shares in the open market. The underwriting syndicate may reclaim selling concessions if the syndicate repurchases previously distributed shares in syndicate covering transactions, in stabilization transactions or in some other way or if McDonald Investments Inc. receives a report that indicates clients of such syndicate members have "flipped" the shares. These activities may had the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time.

     The underwriters may also impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the representatives, in covering syndicate short positions or market stabilizing purchases, repurchase shares originally sold by that syndicate member.

     Any of these activities may cause the price of our common stock to be higher than the price that would otherwise exist in the open market in the absence of such transactions. These transactions may be effected on the Nasdaq National Market or in the over-the-counter market, or otherwise and, if commenced, may be discontinued at any time.

     We estimate the total expenses for this offering will be approximately $250,000.

     Neither we nor the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters makes any representation that the underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     In connection with this offering, certain underwriters and other selling group members or their affiliates may engage in passive market making transactions in the common stock on the Nasdaq Stock Market in accordance with Rule 103 of Regulation M under the Exchange Act. Rule 103 permits passive market making during the period when Regulation M would otherwise prohibit market making activity by the participants in this offering. Passive market making consists of displaying bids on the Nasdaq National Market limited by the bid prices of independent market makers and making purchases limited by such prices and effected in response to order flow. Rule 103 limits the net purchases by a passive market maker on each day to a specified percentage of the passive market maker's average daily trading volume in the common stock during a specified period. The passive market maker must stop its passive market making transactions for the rest of that day when such limit is reached.

     The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

                                 LEGAL MATTERS

     The validity of the shares of common stock being offered hereby and certain other legal matters in connection with this offering are being passed upon for us by Holme Roberts & Owen LLP, Denver, Colorado. Certain legal matters in connection with this offering will be passed upon for the underwriters by Vinson & Elkins L.L.P., New York, New York.

                                    EXPERTS

     The consolidated financial statements as of December 31, 1999, and for each of the three years then ended included in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.


     Information set forth in this prospectus relating to our estimated proved oil and gas reserves at December 31, 1999 and June 30, 2000, the related calculations of future net production revenues and net present value thereof have been derived from an independent petroleum engineering report prepared by Reed W. Ferrill & Associates, Inc., independent petroleum engineers, and is included herein in reliance on such firm as an expert in preparing such information.


                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the Securities and Exchange Commission a registration statement on Form S-2 (the "Registration Statement," which term encompasses all amendments, exhibits, annexes and schedules thereto) under the Securities Act with respect to the common stock offered hereby. This prospectus, which constitutes a part of the Registration Statement, does not contain all the information set forth in the Registration Statement, to which reference is hereby made. Statements made in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement and the exhibits thereto, reference is hereby made to the exhibit for a more complete description of the matter involved, and each statement made herein shall be deemed qualified in its entirety by such reference.

     We are subject to the informational requirements of the Exchange Act and in accordance therewith file periodic reports, proxy and information statements and other information filed with the Commission. The Registration Statement filed by us with the Commission, as well as such reports, proxy and information statements and other information filed by us with the Commission, are available at the web site that the Commission maintains at http:www.sec.gov. and can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at 7 World Trade Center, New York, New York 10048, and the Chicago Regional Office, Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material, when filed, may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The common stock is quoted on the Nasdaq National Market and such reports, proxy and information statements and other information concerning us are available at the offices of the Nasdaq National Market located at 1735 K Street, N.W., Washington, D.C. 20006.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     Incorporated by reference in this prospectus are (i) our Annual Report on Form 10-K for the fiscal year ended December 31, 1999, (ii) our Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 2000, (iii) our Current Reports on Form 8-K dated February 22, 2000, March 20, 2000, April 11, 2000 and April 17, 2000, and (iv) our 2000 Proxy Statement filed previously with the Commission pursuant to Section 13 of the Exchange Act. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

     We will provide without charge to each person, including any beneficial owner of common stock, to whom a copy of this prospectus has been delivered, on the written or oral request of such person, a copy of any or all of the foregoing documents incorporated by reference in this prospectus, other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the information that this prospectus incorporates. Written or oral requests for such copies should be directed to Roy K. Ross, Secretary, Mallon Resources Corporation, 999 18th Street, Suite 1700, Denver, Colorado 80202 (telephone: (303) 293-2333).

                               GLOSSARY OF TERMS

     Bbl. One stock tank barrel, or 42 U.S. gallons liquid volume, used herein in reference to crude oil or other liquid hydrocarbons.

     Bcf. Billion cubic feet.

     BOE. Barrels of oil equivalent, determined using the ratio of six Mcf of natural gas (including natural gas liquids) to one Bbl of crude oil or condensate.

     Btu. British thermal unit, which is the heat required to raise the temperature of a one-pound mass of water from 58.5 to 59.5 degrees Fahrenheit.

     Development location. A location on which a development well can be drilled.

     Development well. A well drilled within the proved area of an oil or gas reservoir to the depth of a stratigraphic horizon known to be productive in an attempt to recover proved undeveloped reserves.

     Dry hole. A well found to be incapable of producing either oil or gas in sufficient quantities to justify completion as an oil or gas well.

     Estimated future net revenues. Revenues from production of oil and gas, net of all production-related taxes, lease operating expenses and capital costs.

     Exploratory well. A well drilled to find and produce oil or gas in an unproved area, to find a new reservoir in a field previously found to be productive of oil or gas in another reservoir, or to extend a known reservoir.

     Gross acres. An acre in which a working interest is owned.

     Gross well. A well in which a working interest is owned.

     MBbl. One thousand barrels of crude oil or other liquid hydrocarbons.

     MBOE. One thousand barrels of oil equivalent.

     Mcf. One thousand cubic feet.

     Mcfe. One thousand cubic feet of natural gas equivalent, determined using the ratio of six Mcf of natural gas (including natural gas liquids) to one Bbl of crude oil or condensate.

     MMBbl. One million barrels of crude oil or other liquid hydrocarbons.

     MMBOE. One million barrels of oil equivalent.

     MMBtu. One million Btus.

     MMcf. One million cubic feet.

     Net acres or net wells. The sum of the fractional working interests owned in gross acres or gross wells.

     PV-10 or present value of estimated future net revenues. Estimated future net revenues discounted by a factor of 10% per annum, before income taxes and with no price or cost escalation or de- escalation, in accordance with guidelines promulgated by the Commission.

     Production costs. All costs necessary for the production and sale of oil and gas, including production and ad valorem taxes.

     Productive well. A well that is producing oil or gas or that is capable of production.

     Proved developed reserves. Reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.

     Proved reserves. The estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

     Proved undeveloped reserves. Reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

     Recompletion. The completion for production of an existing wellbore in another formation from that in which the well has previously been completed.

     Undeveloped acreage. Lease acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and gas regardless of whether such acreage contains proved reserves.

     Working interest. The operating interest which gives the owner the right to drill, produce and conduct operating activities on the property and a share of production.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                               PAGE
                                                               ----
Audited Consolidated Financial Statements
  Report of Independent Public Accountants..................    F-2
  Consolidated Balance Sheets of as December 31, 1999 and
     1998...................................................    F-3
  Consolidated Statements of Operations for the Years Ended
     December 31, 1999, 1998 and 1997.......................    F-4
  Consolidated Statements of Shareholders' Equity for the
     Years Ended December 31, 1999, 1998 and 1997...........    F-5
  Consolidated Statements of Cash Flows for the Years Ended
     December 31, 1999, 1998 and 1997.......................    F-6
  Notes to Consolidated Financial Statements for the Years
     Ended December 31, 1999, 1998 and 1997.................    F-7
Unaudited Interim Consolidated Financial Statements
  Consolidated Balance Sheets as of June 30, 2000 and
     December 31, 1999......................................   F-25
  Consolidated Statements of Operations for the Six Months
     Ended June 30, 1999 and 1998...........................   F-26
  Consolidated Statements of Cash Flows for the Six Months
     Ended June 30, 1999 and 1998...........................   F-27
  Notes to Consolidated Financial Statements for the Six
     Months Ended June 30, 1999 and 1998....................   F-28

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of Mallon Resources Corporation:

     We have audited the accompanying consolidated balance sheets of Mallon Resources Corporation (a Colorado corporation) and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mallon Resources Corporation and its subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

                                            ARTHUR ANDERSEN LLP

Denver, Colorado
March 17, 2000

                          MALLON RESOURCES CORPORATION

                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)


                                                                 DECEMBER 31,
                                                              -------------------
                                                                1999       1998
                                                              --------   --------
                                     ASSETS

Current assets:
  Cash and cash equivalents.................................  $  1,230   $  1,733
  Accounts receivable:
    Oil and gas sales.......................................     1,315      1,076
    Joint interest participants, net of allowance of $43 and
     $43, respectively......................................       559        650
    Related parties.........................................        53         89
    Other...................................................       153         --
  Inventories...............................................       200        375
  Other.....................................................        83         32
                                                              --------   --------
         Total current assets...............................     3,593      3,955
                                                              --------   --------
Property and equipment:
  Oil and gas properties, full cost method..................   103,315     93,624
  Natural gas processing plant..............................     8,341      8,275
  Other property and equipment..............................     1,084        989
                                                              --------   --------
                                                               112,740    102,888
Less accumulated depreciation, depletion and amortization...   (53,428)   (48,748)
                                                              --------   --------
                                                                59,312     54,140
                                                              --------   --------
Notes receivable - related parties..........................        84         89
Debt issuance costs.........................................     1,885         61
Other, net..................................................       552        207
                                                              --------   --------
Total Assets................................................  $ 65,426   $ 58,452
                                                              ========   ========

                      LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Trade accounts payable....................................  $  4,883   $  4,424
  Undistributed revenue.....................................       934        945
  Accrued taxes and expenses................................        55        149
  Deferred revenue..........................................        --        909
  Current portion of long-term debt.........................       399      1,310
                                                              --------   --------
         Total current liabilities..........................     6,271      7,737
                                                              --------   --------
Long-term debt, net of unamortized discount of $3,146 and
  $-0-, respectively........................................    34,874     27,183
Accrued expenses............................................        --         39
                                                              --------   --------
         Total non-current liabilities......................    34,874     27,222
                                                              --------   --------
Total liabilities...........................................    41,145     34,959
                                                              --------   --------
Commitments and contingencies (Note 5)
Series B Mandatorily Redeemable Convertible Preferred Stock,
  $0.01 par value, 500,000 shares authorized, 135,200 shares issued and outstanding, liquidation preference and
  mandatory redemption of $1,352............................     1,341      1,329
Mandatorily Redeemable Common Stock, $0.01 par value,
  420,000 shares authorized, issued and outstanding,
  mandatory redemption of $5,250............................     3,450         --
Shareholders' equity:
  Common Stock, $0.01 par value, 25,000,000 shares
    authorized, 7,413,300 and 7,021,065 shares issued and
    outstanding, respectively...............................        74         70
  Additional paid-in capital................................    77,013     74,103
  Accumulated deficit.......................................   (54,914)   (52,009)
  Notes receivable from shareholders........................    (2,683)        --
                                                              --------   --------
         Total shareholders' equity.........................    19,490     22,164
                                                              --------   --------
Total Liabilities and Shareholders' Equity..................  $ 65,426   $ 58,452
                                                              ========   ========


  The accompanying notes are an integral part of these consolidated financial statements.

                          MALLON RESOURCES CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                               FOR THE YEARS ENDED DECEMBER 31,
                                                              ----------------------------------
                                                                1999         1998        1997
                                                              ---------   ----------   ---------
Revenues:
  Oil and gas sales.........................................   $13,138     $ 13,069     $ 8,582
  Interest and other........................................       160          109          69
                                                               -------     --------     -------
                                                                13,298       13,178       8,651
                                                               -------     --------     -------
Costs and expenses:
  Oil and gas production....................................     5,107        5,273       3,037
  Depreciation, depletion and amortization..................     4,822        5,544       2,725
  Impairment of oil and gas properties......................        --       16,842          24
  Impairment of mining properties...........................        --           --         350
  General and administrative, net...........................     2,915        2,562       2,274
  Interest and other........................................     3,126        1,143         701
                                                               -------     --------     -------
                                                                15,970       31,364       9,111
                                                               -------     --------     -------
Equity in loss of affiliate.................................        --           --      (3,244)
                                                               -------     --------     -------
Loss before extraordinary item..............................    (2,672)     (18,186)     (3,704)
Extraordinary loss on early retirement of debt..............      (105)          --          --
                                                               -------     --------     -------
Net loss....................................................    (2,777)     (18,186)     (3,704)
Accretion of mandatorily redeemable common stock............      (116)          --          --
Dividends and accretion on preferred stock..................      (120)        (120)       (185)
Preferred stock conversion inducement.......................        --           --        (403)
                                                               -------     --------     -------
Net loss attributable to common shareholders................   $(3,013)    $(18,306)    $(4,292)
                                                               =======     ========     =======
Basic loss per share:
  Loss attributable to common shareholders before
     extraordinary item.....................................   $ (0.40)    $  (2.61)    $ (0.92)
  Extraordinary loss........................................     (0.01)          --          --
                                                               -------     --------     -------
Net loss attributable to common shareholders................   $ (0.41)    $  (2.61)    $ (0.92)
                                                               =======     ========     =======
Basic weighted average common shares outstanding............     7,283        7,015       4,682
                                                               =======     ========     =======

  The accompanying notes are an integral part of these consolidated financial statements.

                          MALLON RESOURCES CORPORATION

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                                                 NOTES
                                                 COMMON STOCK      ADDITIONAL                  RECEIVABLE
                                              ------------------    PAID-IN     ACCUMULATED       FROM
                                               SHARES     AMOUNT    CAPITAL       DEFICIT     SHAREHOLDERS    TOTAL
                                              ---------   ------   ----------   -----------   ------------   -------
Balance, December 31, 1996..................  4,384,562    $44      $56,707      $(34,847)      $    --      $21,904
  Employee stock options exercised..........      3,650     --           --            --            --           --
  Stock issued to directors.................      1,305     --            6            --            --            6
  Employee stock options granted............         --     --           82            --            --           82
  Issuance of common stock in public
    offering................................  2,300,000     23       19,566            --            --       19,589
  De-consolidation of Laguna Gold Company...         --     --       (4,808)        4,764            --          (44)
  Issuance of restricted common stock to
    officers................................     25,000     --           62            --            --           62
  Issuance of common stock in exchange for
    Series B preferred stock................    280,747      3        2,483            --            --        2,486
  Dividends on preferred stock..............         --     --         (161)           --            --         (161)
  Accretion of preferred stock..............         --     --           --           (24)           --          (24)
  Net loss..................................         --     --           --        (3,704)           --       (3,704)
                                              ---------    ---      -------      --------       -------      -------
Balance, December 31, 1997..................  6,995,264     70       73,937       (33,811)           --       40,196
  Employee stock options granted............         --     --          195            --            --          195
  Employee stock options exercised..........     13,657     --           12            --            --           12
  Stock issued to directors.................        729     --           --            --            --           --
  Conversion of warrants....................     11,415     --           --            --            --           --
  Issuance of restricted common stock to
    officers................................         --     --           67            --            --           67
  Dividends on preferred stock..............         --     --         (108)           --            --         (108)
  Accretion of preferred stock..............         --     --           --           (12)           --          (12)
  Net loss..................................         --     --           --       (18,186)           --      (18,186)
                                              ---------    ---      -------      --------       -------      -------
Balance, December 31, 1998..................  7,021,065     70       74,103       (52,009)           --       22,164
  Employee stock options granted............         --     --           66            --            --           66
  Employee stock options exercised..........    392,235      4        2,673            --        (2,622)          55
  Accrued interest receivable on notes from
    shareholders............................         --     --           --            --           (61)         (61)
  Warrants issued to director...............         --     --           25            --            --           25
  Extension of warrants' expiration date....         --     --          217            --            --          217
  Accretion of mandatorily redeemable common
    stock...................................         --     --           --          (116)           --         (116)
  Issuance of restricted common stock to
    officers................................         --     --           37            --            --           37
  Dividends on preferred stock..............         --     --         (108)           --            --         (108)
  Accretion of preferred stock..............         --     --           --           (12)           --          (12)
  Net loss..................................         --     --           --        (2,777)           --       (2,777)
                                              ---------    ---      -------      --------       -------      -------
Balance, December 31, 1999..................  7,413,300    $74      $77,013      $(54,914)      $(2,683)     $19,490
                                              =========    ===      =======      ========       =======      =======

  The accompanying notes are an integral part of these consolidated financial statements.

                          MALLON RESOURCES CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                   FOR THE YEARS ENDED
                                                                       DECEMBER 31,
                                                              ------------------------------
                                                                1999       1998       1997
                                                              --------   --------   --------
Cash flows from operating activities:
  Net loss..................................................  $ (2,777)  $(18,186)  $ (3,704)
  Adjustments to reconcile net loss to net cash provided by
    (used in) operating activities:
    Depreciation, depletion and amortization................     4,822      5,544      2,725
    Impairment of mining properties.........................        --         --        350
    Impairment of oil and gas properties....................        --     16,842         24
    Accrued interest expense added to long-term debt........       998         --         --
    Accrued interest income added to notes receivable from
      shareholders..........................................       (60)        --         --
    Extraordinary loss......................................       105         --         --
    Equity in loss of affiliate.............................        --         --      3,244
    Stock compensation expense..............................       323        196        101
    Amortization of discount on long-term debt and
      installment obligation................................       188         22         22
    Provision for losses on accounts receivable.............        --         35         --
    Other...................................................        --         --         40
    Changes in operating assets and liabilities:
      (Increase) decrease in:
         Accounts receivable................................      (540)     2,097     (1,098)
         Inventory and other current assets.................       (22)      (169)      (176)
      Increase (decrease) in:
         Trade accounts payable and undistributed revenue...       408     (2,240)     4,579
         Accrued taxes and expenses.........................       (97)       147        (36)
         Deferred revenue...................................      (909)       909         --
         Drilling advances..................................        (1)      (132)      (333)
                                                              --------   --------   --------
Net cash provided by operating activities...................     2,438      5,065      5,738
                                                              --------   --------   --------
Cash flows from investing activities:
  Additions to property and equipment.......................    (9,826)   (35,977)   (17,251)
  Proceeds from sale of property and equipment..............        --         40         --
  Purchase of subsidiary stock..............................        --         --        (55)
  Decrease (increase) in notes receivable-related parties...         5        (71)        (1)
  Other.....................................................        --         --        (47)
                                                              --------   --------   --------
Net cash used in investing activities.......................    (9,821)   (36,008)   (17,354)
                                                              --------   --------   --------
Cash flows from financing activities:
  Proceeds from long-term debt..............................    43,332     28,714      6,340
  Payments of long-term debt................................   (34,404)      (222)    (9,608)
  Payment of installment obligation.........................        --       (400)      (377)
  Payment of lease obligations..............................        --     (2,061)       (76)
  Debt issuance costs.......................................    (1,995)        --         --
  Net proceeds from sale of common stock in public
    offering................................................        --         --     19,589
  Payment of preferred dividends............................      (108)      (108)      (161)
  Redemption of preferred stock.............................        --         --       (121)
  Proceeds from stock option exercises......................        55         12         --
                                                              --------   --------   --------
Net cash provided by financing activities...................     6,880     25,935     15,586
                                                              --------   --------   --------
Net (decrease) increase in cash and cash equivalents........      (503)    (5,008)     3,970
Cash and cash equivalents, beginning of year................     1,733      6,741      2,771
                                                              --------   --------   --------
Cash and cash equivalents, end of year......................  $  1,230   $  1,733   $  6,741
                                                              ========   ========   ========
Supplemental cash flow information:
  Cash paid for interest....................................  $  1,988   $  1,066   $    659
                                                              ========   ========   ========
Non-cash transactions:
  Acquisition of equipment under lease obligations..........  $     --   $    315   $  1,785
  Installment obligation (less unamortized discount) in
    exchange for property and equipment.....................        --         --        733
  Reduction of note receivable from affiliate in exchange
    for mining properties...................................        --         --        350
  Sale of common stock in exchange for notes receivable from
    shareholders............................................     2,622         --         --

  The accompanying notes are an integral part of these consolidated financial statements.

                          MALLON RESOURCES CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Organization and Nature of Operations:

     Mallon Resources Corporation ("Mallon" or the "Company") was incorporated on July 18, 1988 under the laws of the State of Colorado. The Company engages in oil and gas exploration and production through its wholly-owned subsidiary, Mallon Oil Company ("Mallon Oil"), whose oil and gas operations are conducted primarily in the State of New Mexico. Mallon operates its business and reports its operations as one business segment. The Company also has an interest in Laguna Gold Company ("Laguna"), a company that holds mineral interests in Costa Rica.

  Principles of Consolidation:

     The consolidated financial statements include the accounts of Mallon Oil and all of its wholly-owned subsidiaries. The Company accounts for its investment in Laguna using the equity method of accounting. All significant intercompany transactions and accounts have been eliminated from the consolidated financial statements.

  Cash, Cash Equivalents and Short-term Investments:

     Cash and cash equivalents include investments that are readily convertible into cash and have an original maturity of three months or less. All short-term investments are held to maturity and are reported at cost.

  Fair Value of Financial Instruments:

     The Company's on-balance sheet financial instruments consist of cash, cash equivalents, accounts receivable, notes receivable, inventories, accounts payable, other accrued liabilities and long-term debt. Except for long-term debt, the carrying amounts of such financial instruments approximate fair value due to their short maturities. At December 31, 1999 and 1998, based on rates available for similar types of debt, the fair value of long-term debt was not materially different from its carrying amount. The Company's off-balance sheet financial instruments consist of derivative instruments which are intended to manage commodity price risks (see Note 12).

  Inventories:

     Inventories, which consist of oil and gas lease and well equipment, are valued at the lower of average cost or estimated net realizable value.

  Oil and Gas Properties:

     Oil and gas properties are accounted for using the full cost method of accounting. Under this method, all costs associated with property acquisition, exploration and development are capitalized, including general and administrative expenses directly related to these activities. All such costs are accumulated in one cost center, the continental United States.

     Proceeds on disposal of properties are ordinarily accounted for as adjustments of capitalized costs, with no gain or loss recognized, unless such adjustment would significantly alter the relationship between capitalized costs and proved oil and gas reserves. Net capitalized costs of oil and gas properties, less related deferred income taxes, may not exceed the present value of estimated future net revenues from proved reserves, discounted at 10 percent, plus the lower of cost or fair market value of unproved properties, as adjusted for related tax effects (see Note 2).

                          MALLON RESOURCES CORPORATION

     Depletion is calculated using the units-of-production method based upon the ratio of current period production to estimated proved oil and gas reserves expressed in physical units, with oil and gas converted to a common unit of measure using one barrel of oil as an equivalent to six thousand cubic feet of natural gas (see Note 2).

     Estimated abandonment costs (including plugging, site restoration, and dismantlement expenditures) are accrued if such costs exceed estimated salvage values, as determined using current market values and other information. Abandonment costs are estimated based primarily on environmental and regulatory requirements in effect from time to time. At December 31, 1999 and 1998, in management's opinion, the estimated salvage values equaled or exceeded estimated abandonment costs.

  Other Property and Equipment:

     Other property and equipment is recorded at cost and depreciated over the estimated useful lives (generally three to seven years) using the straight-line method. Costs incurred relating to a natural gas processing plant are being depreciated over twenty-five years using the straight-line method. The cost of normal maintenance and repairs is charged to expense as incurred. Significant expenditures that increase the life of an asset are capitalized and depreciated over the estimated useful life of the asset. Upon retirement or disposition of assets, related gains or losses are reflected in operations.

  Gas Balancing:

     The Company uses the entitlements method of accounting for recording natural gas sales revenues. Under this method, revenue is recorded based on the Company's net working interest in field production. Deliveries of natural gas in excess of the Company's working interest are recorded as liabilities while under-deliveries are recorded as receivables.

  Concentration of Credit Risk:

     As an operator of jointly owned oil and gas properties, the Company sells oil and gas production to numerous oil and gas purchasers and pays vendors for oil and gas services. The risk of non-payment by the purchaser is considered minimal and the Company does not generally obtain collateral for sales to them. Joint interest receivables are subject to collection under the terms of operating agreements which provide lien rights, and the Company considers the risk of loss likewise to be minimal.

     The Company is exposed to credit losses in the event of non-performance by counterparties to financial instruments, but does not expect any counterparties to fail to meet their obligations. The Company generally does not obtain collateral or other security to support financial instruments subject to credit risk but does monitor the credit standing of counterparties.

  Stock-Based Compensation:

     As required, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation" in 1996. As permitted under SFAS No. 123, the Company has elected to continue to measure compensation cost using the intrinsic value based method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees." The Company has made pro forma disclosures of net income (loss) and net income (loss) per share as if the fair value based method of accounting as defined in SFAS No. 123 had been applied (see Note 10).

                          MALLON RESOURCES CORPORATION

  General and Administrative Expenses:

     General and administrative expenses are reported net of amounts allocated to working interest owners of the oil and gas properties operated by the Company, and net of amounts capitalized pursuant to the full cost method of accounting.

  Hedging Activities:

     The Company's use of derivative financial instruments is limited to management of commodity price and interest rate risks. Gains and losses on such transactions are accounted for as part of the transaction being hedged. If an instrument is settled early, any gains or losses are deferred and recognized as part of the transaction being hedged (see Note 12).

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000, but early adoption is permitted. SFAS No. 133 cannot be applied retroactively.

     The Company has not yet quantified the impact of adopting SFAS No. 133 on its financial statements and has not determined the timing or method of adoption of SFAS No. 133. However, SFAS No. 133 could increase volatility in earnings and other comprehensive income.

  Comprehensive Income:

     There are no components of comprehensive income which have been excluded from net income and, therefore no separate statement of comprehensive income has been presented.

  Per Share Data:

     Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if the Company's outstanding stock options and warrants were exercised (calculated using the treasury stock method) or if the Company's Series B Convertible Preferred Stock were converted to common stock. The consolidated statement of operations for 1999, 1998 and 1997 reflect only basic earnings per share because the Company was in a loss position for all years presented and all common stock equivalents are anti-dilutive.

  Use of Estimates and Significant Risks:

     The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make significant estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. The more significant areas requiring the use of estimates relate to oil and gas reserves, fair value of financial instruments, valuation allowance for deferred tax assets, and useful lives for purposes of calculating depreciation, depletion and amortization. Actual results could differ from those estimates.

                          MALLON RESOURCES CORPORATION

     The Company and its operations are subject to numerous risks and uncertainties. Among these are risks related to the oil and gas business (including operating risks and hazards and the regulations imposed thereon), risks and uncertainties related to the volatility of the prices of oil and gas, uncertainties related to the estimation of reserves of oil and gas and the value of such reserves, the effects of competition and extensive environmental regulation, and many other factors, many of which are necessarily out of the Company's control. The nature of oil and gas drilling operations is such that the expenditure of substantial drilling and completion costs are required well in advance of the receipt of revenues from the production developed by the operations. Thus, it will require more than several quarters for the financial success of that strategy to be demonstrated. Drilling activities are subject to numerous risks, including the risk that no commercially productive oil or gas reservoirs will be encountered.

  Reclassifications:

     Certain prior year amounts in the consolidated financial statements have been reclassified to conform to the presentation used in 1999.

NOTE 2. OIL AND GAS PROPERTIES

     Under the full cost accounting rules of the Securities and Exchange Commission, the Company reviews the carrying value of its oil and gas properties each quarter on a country-by-country basis. Under full cost accounting rules, net capitalized costs of oil and gas properties, less related deferred income taxes, may not exceed the present value of estimated future net revenues from proved reserves, discounted at 10 percent, plus the lower of cost or fair market value of unproved properties, as adjusted for related tax effects. Application of these rules generally requires pricing future production at the unescalated oil and gas prices in effect at the end of each fiscal quarter and requires a write-down if the "ceiling" is exceeded, even if prices declined for only a short period of time. The Company recorded a charge in the fourth quarter of 1998 to write down its oil and gas properties by $16,842,000. In applying the "ceiling test," the Company used December 31, 1998 oil and gas prices of $10.03 per barrel of oil and $1.43 per Mcf of gas.

     In January 1997, the Company acquired certain oil and gas properties for consideration of $1,300,000 in cash and conveyance of its interest in certain other oil and gas properties. Cash consideration of $500,000 was paid at closing in January 1997. Installment obligation payments of $400,000 were made on December 31, 1998 and 1997. The installment obligations included an imputed interest rate of 6%. There was no gain or loss relative to the conveyance of the interest in the oil and gas properties.

NOTE 3. LAGUNA GOLD COMPANY

     Mallon owns an approximate 35% interest in Laguna and accounts for its interest in Laguna using the equity method. The Company's share of Laguna's cumulative net loss is in excess of Mallon's carrying value of its investment in and advances to Laguna. As a result, the Company will not reflect its share of Laguna's future losses and may only reflect its share of Laguna's future earnings to the extent that they exceed the Company's share of Laguna's 1997 and future net losses not recognized.

                          MALLON RESOURCES CORPORATION

     A summary of the results of operations and assets, liabilities and shareholders' equity of Laguna follows (unaudited):

                                                            1999     1998       1997
                                                           ------   -------   --------
                                                                 (IN THOUSANDS)
Results of operations:
  Revenues...............................................  $  120   $   237   $     91
  Net loss...............................................    (295)   (1,259)   (10,702)
Assets, liabilities and shareholders' equity (end of
  period):
  Current assets.........................................     886     4,232        485
  Other assets...........................................     322     3,624        999
          Total assets...................................   1,208     7,856      1,484
  Current liabilities....................................     788       999         62
  Other liabilities......................................      --     6,086      2,167
  Shareholders' equity (deficit).........................     420       771       (745)

NOTE 4. NOTES PAYABLE AND LONG-TERM DEBT

     Long-term debt consists of the following:

                                                               1999      1998
                                                              -------   -------
                                                               (IN THOUSANDS)
Note payable to Aquila Energy Capital Corporation, due
  2003......................................................  $32,890   $    --
Less unamortized discount (effective rate of 13.8%).........   (3,146)       --
                                                              -------   -------
                                                               29,744        --
Lease obligation to Universal Compression, Inc. ............    5,390        --
8.5% unsecured note payable to Bank One, Colorado, N.A., due
  2002......................................................      139       150
Bank One revolving line of credit...........................       --    22,060
Bank One equipment loan.....................................       --     6,283
                                                              -------   -------
                                                               35,273    28,493
Less current portion........................................     (399)   (1,310)
                                                              -------   -------
          Total.............................................  $34,874   $27,183
                                                              =======   =======

     The Company had a revolving line of credit (the "Bank One Facility") with Bank One, Texas, N.A. The Bank One Facility consisted of two separate lines of credit: a primary revolving line of credit and a term loan commitment of $6.5 million (the "Equipment Loan").

     In September 1999, the Company established a credit agreement (the "Aquila Credit Agreement") with Aquila Energy Capital Corporation ("Aquila"). The initial amount available under the agreement is $45.7 million. The amount available may be increased to as much as $60 million as new reserves are added through the Company's planned development drilling program. The borrowing base is subject to redetermination annually on or before April 30. At December 31, 1999, the Company had drawn $32.9 million, including accrued interest, under the Aquila Credit Agreement, of which $28.0 million was used to retire the Bank One Facility. Unamortized loan origination fees of $105,000 related to the Bank One Facility are included in extraordinary loss on early retirement of debt in the Company's consolidated statement of operations for 1999. Approximately $1.7 million of the initial funds drawn under the Aquila Credit Agreement was used to pay transaction costs and $1.0 million was used to pay outstanding accounts payable. Additional funds will be advanced as the Company's development drilling program proceeds. Principal payments on the four-year loan began in November 1999 based on the Company's cash flow from operations, as defined, less advances for the Company's development drilling program. The Company's

                          MALLON RESOURCES CORPORATION
management does not anticipate making any principal payments for the next 12 months because it expects drilling expenditures to equal or surpass defined cash flow from operations during that period. The Aquila Credit Agreement is secured by substantially all of the Company's oil and gas properties and contains various covenants and restrictions, including ones that could limit the Company's ability to incur other debt, dispose of assets, or change management. Interest on the amounts outstanding under the Aquila Credit Agreement accrues at prime plus 2% and will be added to the loan balance. The weighted average interest rate for borrowings outstanding under the Aquila Credit Agreement at December 31, 1999 was 10.5%. The outstanding loan balance is due in full on September 9, 2003. As part of the transaction, the Company also entered into an Agency Agreement with Aquila under which the Company pays a marketing fee equal to 1% of the net proceeds from the sale of the Company's oil and gas production.

     The Company paid approximately $2.0 million in debt issue costs in connection with the establishment of the Aquila Credit Agreement. These costs are reflected, net of amortization, in the Company's December 31, 1999 consolidated balance sheet, as debt issuance costs. The costs are being amortized over a 48-month period using the effective interest rate method. Amortization expense of $109,000 is included in the Company's 1999 consolidated statement of operations related to these costs.

     In conjunction with the establishment of the Aquila Credit Agreement, the Company issued to Aquila 420,000 shares of the Company's common stock (see Note
7).

     In September 1999, the Company also entered into a sale-leaseback agreement with Universal Compression, Inc. to refinance and retire the Equipment Loan under the Bank One Facility. The Company also terminated its interest rate swap agreement related to the Equipment Loan in September 1999 for a gain of $3,500. The sale-leaseback was recorded as a financing under the provisions of SFAS No. 98, "Accounting for Leases." The $5.5 million obligation has a five-year term with monthly payments beginning in September 1999. The Company made principal payments totaling $110,000 to Universal Compression during 1999. The obligation bears interest at an imputed interest rate of 12.8%. During 1999, prior to its retirement, the Company made principal payments of $783,000 on the Equipment Loan.

     In July 1998, the Company negotiated an unsecured term loan for up to $205,000 with Bank One, Colorado, N.A. to finance the purchase of land and a building for the Company's field office. The Company drew $155,000 on this loan during 1998. Principal and interest (at 8.5%) is payable quarterly beginning October 1, 1998. The Company repaid $11,000 and $5,000 of this loan during 1999 and 1998, respectively. In March 1999, the due date of the loan was extended from July 1999 to April 2002.

     Outstanding debt at December 31, 1999 is payable as follows:

                                                               (IN THOUSANDS)
2000........................................................      $   399
2001........................................................          455
2002........................................................          609
2003........................................................       33,459
2004........................................................        3,497
Thereafter..................................................           --
                                                                  -------
                                                                  $38,419
                                                                  =======

                          MALLON RESOURCES CORPORATION

NOTE 5. COMMITMENTS AND CONTINGENCIES

  Operating Leases:

     The Company leases office space, office equipment and vehicles under non-cancelable leases which expire in 2002. Rental expense is recognized on a straight-line basis over the terms of the leases. The total minimum rental commitments at December 31, 1999 are as follows:

                                                               (IN THOUSANDS)
2000........................................................        $366
2001........................................................         315
2002........................................................          77
2003........................................................           2
2004........................................................          --
Thereafter..................................................          --
                                                                    ----
                                                                    $760
                                                                    ====

     Rent expense was $313,000, $233,000 and $156,000 for the years ended December 31, 1999, 1998 and 1997, respectively.

  Contingencies:

     In December 1998, Del Mar Drilling Company ("Plaintiff") filed a civil action against Mallon Oil. Plaintiff seeks damages for an alleged breach of contract in the amount of $348,100, plus interest, costs and attorney's fees. The Company believes the Plaintiff's case is without merit, and intends to defend itself, vigorously. Mediated settlement negotiations have been unsuccessful and a trial in the late summer of 2000 is anticipated. The final outcome of this matter cannot yet be predicted, however the Company believes that the final results of the lawsuit will not have a material adverse effect on the Company's financial position or results of operations.

     In April 1999, Mallon Oil filed a civil action that is now pending. The action is to collect approximately $265,000 of unpaid joint-interest billings from Wadi Petroleum, Inc. in certain oil and gas properties operated by the Company. The defendant has filed counter-claims, in which it alleges fraud and other claims against the Company. The Company believes that it has reached agreement with the defendant as to a complete settlement of the matter, but final documents effectuating the agreement are still being negotiated. The settlement, if finally implemented, will result in a judgment in favor of the Company in the amount of $150,000 being entered against the defendant, the defendant assigning to the Company certain interests it owns in certain oil and gas properties, and the Company agreeing to refrain from seeking to collect on the judgement for a period of two years.

     In 1992, the Minerals Management Service commenced an audit of royalties payable on production from certain oil and gas properties in which the Company owns an interest. The audit was initiated against the predecessor operator of the properties, but the Company has since undertaken primary responsibility for resolving matters that arise out of the audit. The Company's liability with respect to the predecessor operator's liability is limited to $100,000. However, the Company may have an additional liability with respect to transactions that have occurred subsequent to its purchase of the oil and gas properties in question. The audit focused on several matters, the most significant of which were the manner in which production is measured and the manner in which royalties are calculated and accounted for. Certain alleged deficiencies preliminarily suggested by the audit were contested. Determinations contrary to several of the Company's positions were rendered in June 1999, which the Company has determined not to appeal. Certain key items relating to the calculation of royalty issue have yet to be determined. The Company believes it can negotiate a measurement protocol that is acceptable to all interested parties, which will not have a material adverse

                          MALLON RESOURCES CORPORATION
effect on the Company. The Company has recently determined to also attempt to negotiate a private protocol addressing the manner in which royalties are calculated and accounted for, as well. Until a final ruling is rendered or a new protocol is agreed upon, it is not possible for the Company to estimate its potential liability relating to these issues with any certainty.

NOTE 6. MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK

     In April 1994, the Company completed the private placement of 400,000 shares of Series B Mandatorily Redeemable Convertible Preferred Stock, $0.01 par value per share (the "Series B Stock"). The Series B Stock bears an 8% dividend payable quarterly, and is convertible into shares of the Company's common stock at a current adjusted conversion price of $10.28 per share. Proceeds from the placement were $3,774,000, net of stock issue costs of $226,000. In connection with the Series B Stock, dividends of $108,000, $108,000 and $161,000 were paid in 1999, 1998 and 1997, respectively. Accretion of preferred stock issue costs was $12,000, $12,000 and $24,000 in 1999, 1998 and 1997, respectively.

     Mandatory redemption of the Company's Series B Stock was to begin in April 1997, when 20% of the outstanding shares, or 80,000 shares, were to be redeemed for $800,000. The Company extended an offer to all holders of the Series B Stock to convert their shares into shares of the Company's common stock at a conversion price of $9.00, rather than the $11.31 conversion price otherwise then in effect. In April 1997, holders of 252,675 shares of Series B Stock elected to convert their shares into 280,747 shares of the Company's common stock. The excess of the fair value of the common stock issued at the $9.00 conversion price over the fair value of the common stock that would have been issued at the $11.31 conversion price, totaling $403,000, is reflected on the statement of operations for the year ended December 31, 1997 as an increase to the net loss attributable to common shareholders for preferred stock conversion inducement. In addition, the Company redeemed 12,125 shares of Series B Stock at $10.00 per share. After these transactions, 135,200 shares of Series B Stock remain outstanding. The Company will be required to redeem 55,200 shares in April 2000 and the remaining 80,000 shares in April 2001. The Company plans to make the April 2000 redemption with available funds. The Series B Stock is convertible to common stock automatically if the common stock trades at a price in excess of 140% of the then applicable conversion price for each day in a period of 10 consecutive trading days.

NOTE 7. MANDATORILY REDEEMABLE COMMON STOCK

     In September 1999, in conjunction with the establishment of the Aquila Credit Agreement, the Company issued to Aquila 420,000 shares of the Company's common stock, which were recorded as Mandatorily Redeemable Common Stock in the accompanying consolidated balance sheet, based on the market value of the Company's common stock on the date of issuance. Aquila has a one-time right to require the Company to purchase the 420,000 shares at $12.50 per share during the 30-day period beginning September 9, 2003. The difference between the value of the shares at the redemption price of $12.50 per share and the market value of the shares on the date of issuance will be accreted to the redemption date using the effective interest method. Accretion of $116,000 was recorded during the year ended December 31, 1999 as a direct charge to retained earnings and was included in the net loss attributable to common shareholders in the Company's consolidated statement of operations for 1999.

NOTE 8. CAPITAL

  Preferred Stock:

     The Board of Directors is authorized to issue up to 10,000,000 shares of preferred stock having a par value of $.01 per share, to establish the number of shares to be included in each series, and to fix the designation, rights, preferences and limitations of the shares of each series. None of these shares of preferred stock were outstanding at December 31, 1999 or 1998.

                          MALLON RESOURCES CORPORATION

  Common Stock:

     The Company has reserved approximately 131,518 shares, as adjusted, of common stock for issuance upon possible conversion of the remaining Series B Stock.

     In December 1997, the Company sold 2,300,000 shares of its common stock in a public offering at $9.25 per share. The Company received proceeds of approximately $19,589,000, net of offering costs of $1,686,000. The net proceeds were used primarily to finance the drilling and development of the Company's New Mexico oil and gas properties.

  Warrants:

     The Company has outstanding warrants to purchase an aggregate of 278,023 shares of common stock, as described below.

     In July 1999, the Company entered into a financial consulting services contract with Bear Ridge Capital LLC. Under the contract, Bear Ridge Capital is paid a monthly retainer and was issued warrants to purchase an aggregate of 40,000 shares of the Company's common stock at a per share exercise price of $0.01. Warrants covering 10,000 shares vest on July 1, 2001. The remaining warrants do not vest except in the event of certain corporate transactions. The warrants expire December 31, 2004. Bear Ridge Capital is wholly-owned by one of the Company's directors. During 1999, the Company recorded $25,000 of stock compensation expense related to these warrants.

     Warrants to purchase an aggregate of 78,023 shares of the Company's common stock at an adjusted exercise price of $8.01 per share were issued in June 1995 to the holders of Laguna's Series A Preferred Stock in connection with the private placement of that stock. The warrants expire June 30, 2000.

     In October 1998, several members of the Company's Board of Directors purchased from a third party 40,000 (of 160,000) warrants with an exercise price of $7.80 per share issued by the Company in October 1996. On December 11, 1998, the exercise price of all 160,000 outstanding warrants was reduced to $6.88 per share, the closing price of the Company's stock on that day. The repricing of the warrants was done in conjunction with the repricing of the Company's stock options as discussed in Note 10. The warrants originally were to expire on October 16, 2000. In October 1999, the Company extended the expiration date of all 160,000 outstanding warrants from October 16, 2000 to December 31, 2002. As a result of the extension, the Company recorded approximately $217,000 of stock compensation expense in fourth quarter 1999.

     In August 1995, the Company issued warrants to purchase an aggregate of 31,824 shares of common stock at an adjusted exercise price of $7.86 per share to an affiliate of Midland Bank plc, New York Branch, as an "equity kicker" in connection with the establishment of a now terminated line of credit with that bank. In May 1998, the holder of the warrants opted to convert them into shares of common stock through a cashless conversion whereby they received 11,415 shares of common stock, which were the equivalent in value to the difference between the 31,824 shares of common stock at the defined current market price of $12.25 per share and the exercise price of $7.86 per share.

NOTE 9. SHAREHOLDER RIGHTS PLAN

     In April 1997, the Company's Board of Directors declared a dividend on its shares of common stock (the "Common Shares") of preferred share purchase rights (the "Rights") as part of a Shareholder Rights Plan (the "Plan"). The Plan is designed to insure that all shareholders of the Company receive fair value for their Common Shares in the event of a proposed takeover of the Company and to guard against the use of partial tender offers or other coercive tactics to gain control of the Company without offering fair value to the Company's shareholders. At the present time, the Company knows of no proposed or threatened takeover, tender offer or other effort to gain control of the Company. Under the terms of the Plan, the Rights will be

                          MALLON RESOURCES CORPORATION
distributed as a dividend at the rate of one Right for each Common Share held. Shareholders will not actually receive certificates for the Rights, but the Rights will become part of each Common Share. All Rights expire on April 22, 2001.

     Each Right will entitle the holder to buy shares of common stock at an exercise price of $40.00. The Rights will be exercisable and will trade separately from the Common Shares only if a person or group acquires beneficial ownership of 20% or more of the Company's Common Shares or commences a tender or exchange offer that would result in such a person or group owning 20% or more of the Common Shares. Only when one or more of these events occur will shareholders receive certificates for the Rights.

     If any person actually acquires 20% or more of Common Shares -- other than through a tender or exchange offer for all Common Shares that provides a fair price and other terms for such shares -- or if a 20% or more shareholder engages in certain "self-dealing" transactions or engages in a merger or other business combination in which the Company survives and its Common Shares remain outstanding, the other shareholders will be able to exercise the Rights and buy Common Shares of the Company having twice the value of the exercise price of the Rights. In other words, payment of the $40.00 per Right exercise price will entitle the holder to acquire $80.00 worth of Common Shares. Additionally, if the Company is involved in certain other mergers where its shares are exchanged, or certain major sales of assets occur, shareholders will be able to purchase the other party's common shares in an amount equal to twice the value of the exercise price of the Rights.

     The Company will be entitled to redeem the Rights at $.01 per Right at any time until the tenth day following public announcement that a person has acquired a 20% ownership position in Common Shares of the Company. The Company in its discretion may extend the period during which it can redeem the Rights.

NOTE 10. STOCK COMPENSATION

     At December 31, 1999, the Company had two stock-based compensation plans. As permitted under SFAS No. 123, the Company has elected to continue to measure compensation costs using the intrinsic value method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees." Under that method, the difference between the exercise price and the estimated market value of the shares at the date of grant is charged to compensation expense, ratably over the vesting period, with a corresponding increase in shareholders' equity. Compensation costs charged against income for all plans were $21,000, $128,000 and $38,000 for 1999, 1998 and 1997, respectively.

     Under the Mallon Resources Corporation 1988 Equity Participation Plan (the "1988 Equity Plan"), 250,000 shares of common stock have been reserved in order to provide for incentive compensation and awards to employees and consultants. The 1988 Equity Plan provides that a three-member committee may grant stock options, awards, stock appreciation rights, and other forms of stock-based compensation in accordance with the provisions of the 1988 Equity Plan. The options vest over a period of up to four years and expire over a maximum of 10 years from the date of grant.

     In June 1997, the shareholders approved the Mallon Resources Corporation 1997 Equity Participation Plan (the "1997 Plan") under which shares of common stock have been reserved to provide employees, consultants and directors of the Company with incentive compensation. The 1997 Plan is administered by a Committee of the Board of Directors who may, in its sole discretion, select the participants, and determine the number of shares of common stock to be subject to incentive stock options, non-qualified options, stock appreciation rights and other stock awards in accordance with the provisions of the 1997 Plan. The aggregate number of shares of common stock that may be issued under the 1997 Plan is equal to 11% of the number of outstanding shares of common stock from time to time. This authorization may be increased from time to time by approval of the Board of Directors and by the ratification of the shareholders of the Company. No options were granted under the 1997 Plan during 1999. In 1998, the Committee approved the grant of

                          MALLON RESOURCES CORPORATION

271,842 stock options at fair market value. In 1997, the Committee approved the grant of 501,850 stock options of which 481,850 were granted at fair market value and 20,000 were granted with an exercise price of $0.01 each. The options vest over a period of up to five years and expire over a maximum of 10 years from the date of grant.

     On December 11, 1998, the Company's Board of Directors reduced the exercise price of substantially all outstanding options to purchase shares of the Company's common stock to $6.88 per share, the closing price of the stock on that day. A total of 230,629 options with an original exercise price of $7.50 and 478,850 options with an original exercise price of $8.38 were repriced.

     The following table summarizes activity with respect to all outstanding stock options.

                                                                            WEIGHTED
                                                                            AVERAGE
                                                               SHARES    EXERCISE PRICE
                                                              --------   --------------
Outstanding at December 31, 1996............................    69,577       $0.04
  Granted...................................................   501,850        6.88
  Exercised.................................................    (3,650)       0.04
  Forfeited.................................................   (19,500)       0.04
                                                              --------       -----
Outstanding at December 31, 1997............................   548,277        6.06
  Granted...................................................   282,784        6.36
  Exercised.................................................   (13,657)       0.89
  Forfeited.................................................        --          --
                                                              --------       -----
Outstanding at December 31, 1998............................   817,404        6.25
  Granted...................................................     3,000        8.50
  Exercised.................................................  (392,235)       6.82
  Forfeited.................................................   (10,200)       6.88
                                                              --------       -----
Outstanding at December 31, 1999............................   417,969       $5.71
                                                              ========       =====
Options exercisable:
  December 31, 1997.........................................   160,277       $5.89
                                                              ========       =====
  December 31, 1998.........................................   497,304       $6.16
                                                              ========       =====
  December 31, 1999.........................................   200,017       $4.95
                                                              ========       =====

     The weighted average remaining contractual life of the options outstanding under both the 1988 Equity Plan and 1997 Plan at December 31, 1999 is approximately 7 years.

     In 1997, the Company granted to a consultant options to purchase 3,000 of the Company's common shares at $8.50 per share, exercisable from November 1997 to December 2000. In 1999, the Company granted this same individual additional options to purchase 3,000 of the Company's common shares at $8.50 per share, exercisable from January 1999 to December 2001. These options were not part of either the 1988 Equity Plan or the 1997 Plan. During 1999, the Company recorded $22,000 of compensation expense related to these options.

     In 1992, the Company granted to a consultant an option to purchase 12,500 of the Company's common shares at $26.00 per share, exercisable from November 1993 through October 1997. The options expired unexercised. In 1994, the Company granted this individual an additional option to purchase 6,250 shares at $16.00 per share, exercisable from January 1995 to December 1998. The option granted in 1994 expired in 1998 unexercised. These options were not part of either the 1988 Equity Plan or the 1997 Plan.

                          MALLON RESOURCES CORPORATION

     The Stock Compensation Plan for Outside Directors ("the Stock Compensation Plan") provides that the Company's outside directors will be compensated by periodically granting them shares of the Company's $0.01 par value common stock worth $1,000 for each board meeting, but no less than $4,000 per year, for each outside director. The Company expensed $0, $0 and $6,000 for the years 1999, 1998 and 1997, respectively, in relation to the Stock Compensation Plan. In July 1997, the Company started compensating the outside directors in cash and discontinued the stock grants under this plan. In 1998, 10,942 stock options under this plan were issued to the outside directors at fair market value. All available awards under this plan have been granted.

     In April 1997, the Company granted a total of 25,000 shares of restricted common stock to three of its officers as an inducement to continue in its employ. The fair market value of the shares at the date of grant will be charged ratably over the vesting period of three years. The Company charged $37,000, $67,000 and $62,000 against income in 1999, 1998 and 1997, respectively, related to this grant. The grant of restricted stock is not a part of the Company's equity plans.

     Had compensation expense for the Company's 1999, 1998 and 1997 grants of stock-based compensation been determined consistent with the fair value based method under SFAS No. 123, the Company's net loss, net loss attributable to common shareholders, and the net loss per share attributable to common shareholders would approximate the pro forma amounts below:

                                   1999                      1998                      1997
                          -----------------------   -----------------------   -----------------------
                          AS REPORTED   PRO FORMA   AS REPORTED   PRO FORMA   AS REPORTED   PRO FORMA
                          -----------   ---------   -----------   ---------   -----------   ---------
Net loss................    $(2,777)     $(3,266)    $(18,186)    $(19,107)     $(3,704)     $(4,048)
Net loss attributable to
  common shareholders...     (3,013)      (3,502)     (18,306)     (19,227)      (4,292)      (4,636)
Net loss per share
  attributable to common
  shareholders..........      (0.41)       (0.48)       (2.61)       (2.74)       (0.92)       (0.99)

     The fair value of each option is estimated as of the grant date, using the Black-Scholes option-pricing model, with the following assumptions:

                                                              1999    1998    1997
                                                              -----   -----   -----
Risk-free interest rate.....................................    6.3%   4.75%    6.0%
Expected life (in years)....................................      5       4       4
Expected volatility.........................................   69.5%   64.6%   59.0%
Expected dividends..........................................    0.0%    0.0%    0.0%
Weighted average fair value of options granted..............  $5.28   $3.59   $4.49

     In July 1999, the Company adopted a Stock Ownership Encouragement Program to encourage holders of options to exercise their rights to purchase shares of the Company's common stock. Under the program, the Company may lend option holders the funds necessary to exercise their options. Funds advanced are immediately paid to the Company in connection with the exercise of the options. As a result, the Company incurs no cash outlay. Loans made under the program must be approved by the Board of Directors or by its Compensation Committee, and are represented by secured, interest-bearing, full recourse promissory notes from the participants.

     In September 1999, certain officers of the Company exercised options to purchase 381,360 shares of common stock at an exercise price of $6.88 per share, and borrowed funds from the Company to do so. The notes bear interest at 7%, which is due along with the principal in August 2002. The notes and accrued

                          MALLON RESOURCES CORPORATION
interest have been reflected as a reduction of shareholders' equity in the accompanying consolidated balance sheet.

NOTE 11. BENEFIT PLANS

     Effective January 1, 1989, the Company and its affiliates established the Mallon Resources Corporation 401(k) Profit Sharing Plan (the "401(k) Plan"). The Company and its affiliates match contributions to the 401(k) Plan in an amount up to 25% of each employee's monthly contributions. The Company may also contribute additional amounts at the discretion of the Compensation Committee of the Board of Directors, contingent upon realization of earnings by the Company which, at the sole discretion of the Compensation Committee, are adequate to justify a corporate contribution. For the years ended December 31, 1999, 1998 and 1997, the Company made matching contributions of $32,000, $28,000 and $22,000, respectively. No discretionary contributions were made during any of the three years ended December 31, 1999.

     The Company maintains a program which provides bonus compensation to employees from oil and gas revenues which are included in a pool to be distributed at the discretion of the Chairman of the Board. For the years ended December 31, 1999, 1998 and 1997, a total of $141,000, $130,000 and $89,000, respectively, was distributed to employees.

NOTE 12. HEDGING ACTIVITIES

     The Company periodically enters into commodity derivative contracts and fixed-price physical contracts to manage its exposure to oil and gas price volatility. Commodity derivatives contracts, which are generally placed with major financial institutions or with counterparties of high credit quality that the Company believes are minimal credit risks, may take the form of futures contracts, swaps or options. The oil and gas reference prices of these commodity derivatives contracts are based upon crude oil and natural gas futures which have a high degree of historical correlation with actual prices received by the Company. The Company accounts for its commodity derivatives contracts using the hedge (deferral) method of accounting. Under this method, realized gains and losses from the Company's price risk management activities are recognized in oil and gas revenue when the associated production occurs and the resulting cash flows are reported as cash flows from operating activities. Gains and losses from commodity derivatives contracts that are closed before the hedged production occurs are deferred until the production month originally hedged. In the event of a loss of correlation between changes in oil and gas reference prices under a commodity derivatives contract and actual oil and gas prices, a gain or loss would be recognized currently to the extent the commodity derivatives contract did not offset changes in actual oil and gas prices.

     Under the Aquila Credit Agreement, the Company is required to maintain price hedging arrangements in place with respect to up to 65% of its oil and gas production. Accordingly, in September 1999, the Company entered into agreements to hedge a total of 300,000 barrels of oil related to production for 2000-2004 at fixed prices ranging from $17.40-$22.35 per barrel and to hedge a total of 4,488,000 MMBtus of gas related to production for 2001-2004 at a fixed price of $2.55 per MMBtu. In addition, the Company entered into a basis swap to fix the differential between the NYMEX price and the index price at which the hedged gas is to be sold for 4,488,000 MMBtu for 2001-2004.

                          MALLON RESOURCES CORPORATION

     The following table indicates the Company's outstanding energy swaps at December 31, 1999:

                         ANNUAL
PRODUCT                PRODUCTION    FIXED PRICE     DURATION        MARKET PRICE REFERENCE
-------                ----------    -----------    ----------       ----------------------
Gas (MMbtu)..........  5,400,000        $2.02       1/00-12/00   El Paso Natural Gas (San Juan)
Gas (MMbtu)..........  1,452,000        $2.55       1/01-12/01   NYMEX (Henry Hub)
Gas (MMbtu)..........  1,188,000        $2.55       1/02-12/02   NYMEX (Henry Hub)
Gas (MMbtu)..........    996,000        $2.55       1/03-12/03   NYMEX (Henry Hub)
Gas (MMbtu)..........    852,000        $2.55       1/04-12/04   NYMEX (Henry Hub)
Oil (Bbls)...........     84,000    $18.73-$22.35   1/00-12/00   NYMEX
Oil (Bbls)...........     60,000    $17.38-$18.61   1/01-12/01   NYMEX
Oil (Bbls)...........     60,000       $17.40       1/02-12/02   NYMEX
Oil (Bbls)...........     48,000       $17.40       1/03-12/03   NYMEX
Oil (Bbls)...........     48,000       $17.40       1/04-12/04   NYMEX

     For the years ended December 31, 1999, 1998 and 1997, the Company's (losses) gains under its swap agreements were $(102,000), $481,000 and $(615,000), respectively, and are included in oil and gas sales in the Company's consolidated statements of operations. At December 31, 1999, the estimated net amount the Company would have paid to terminate its outstanding energy swaps and basis swaps, described above, was approximately $1,181,000.

     In December 1998, the Company terminated an energy swap entered into earlier in the year for 1999 production and received proceeds of $909,000, all of which is included in deferred revenue on the Company's December 31, 1998 balance sheet and is included in oil and gas sales in the Company's 1999 consolidated statement of operations.

NOTE 13. MAJOR CUSTOMERS

     Sales to customers in excess of 10% of total revenues for the years ended December 31, 1999, 1998 and 1997 were:

                                                              1999     1998     1997
                                                             ------   ------   ------
                                                                  (IN THOUSANDS)
Customer A.................................................  $4,087   $   --   $   --
Customer B.................................................   2,368    6,610       --
Customer C.................................................   2,347       --       --
Customer D.................................................   2,025    2,155    1,887
Customer E.................................................      --       --    1,335

NOTE 14. INCOME TAXES

     The Company incurred a loss for book and tax purposes in all periods presented. There is no income tax benefit or expense for the years ended December 31, 1999, 1998 or 1997.

                          MALLON RESOURCES CORPORATION

     Deferred tax assets are comprised of the following as of December 31, 1999 and 1998:

                                                                1999       1998
                                                              --------   --------
                                                                (IN THOUSANDS)
Deferred Tax Assets:
  Net operating loss carryforward...........................  $ 10,395   $  7,098
  Oil, gas and other property basis differences.............     1,718      3,600
  Other.....................................................       249        171
                                                              --------   --------
          Total deferred tax assets.........................    12,362     10,869
Less valuation allowance....................................   (12,362)   (10,869)
                                                              --------   --------
          Net deferred tax assets...........................  $     --   $     --
                                                              ========   ========

     At December 31, 1999, for Federal income tax purposes, the Company had a net operating loss ("NOL") carryforward of approximately $28,000,000, which expires in varying amounts between 2001 and 2020.

NOTE 15. SEGMENT INFORMATION

     The Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" in 1998. SFAS No. 131 changes the way the Company reports information about its operating segments. The Company's reportable business segments have been identified based on the differences in products provided. For all periods presented, the Company has one reportable segment -- oil and gas exploration and production. Refer to Note 17 for information on the Company's oil and gas exploration and production activities for 1999, 1998 and 1997.

NOTE 16. RELATED PARTY TRANSACTIONS

     The accounts receivable from related parties consists primarily of joint interest billings to directors, officers, shareholders, employees and affiliated entities for drilling and operating costs incurred on oil and gas properties in which these related parties participate with Mallon Oil as working interest owners. These amounts will generally be settled in the ordinary course of business, without interest.

     During the years ended December 31, 1999, 1998 and 1997, the Company paid legal fees of $-0-, $-0-and $4,000, respectively, to a law firm of which a director of the Company is a senior partner.

     In July 1999, the Company entered into a financial consulting services contract with Bear Ridge Capital LLC., which is wholly-owned by one of the Company's directors. Under the contract, Bear Ridge Capital is paid a monthly retainer and was issued warrants to purchase an aggregate of 40,000 shares of the Company's common stock at a per share exercise price of $0.01 (see Note 8). During 1999, the Company paid Bear Ridge Capital $110,000 in fees and expensed $25,000 in stock compensation expense related to the warrants.

     In 1997, the Company paid fees of $72,500 to two investment banking firms in which one of the Company's current directors was a principal. In addition, one of these investment banking firms earned commissions and other fees of approximately $388,000 in connection with the Company's December 1997 public stock sale. At the time such amounts were paid or earned, the individual was not a director of the Company.

                          MALLON RESOURCES CORPORATION

NOTE 17. SUPPLEMENTARY INFORMATION ON OIL AND GAS OPERATIONS

     Certain historical costs and operating information relating to the Company's oil and gas producing activities as of and for the years ended December 31, 1999, 1998 and 1997 are as follows:

                                                          1999       1998       1997
                                                        --------   --------   --------
                                                                (IN THOUSANDS)
CAPITALIZED COSTS RELATING TO OIL AND GAS ACTIVITIES:
  Oil and gas properties(2)(3)........................  $103,315   $ 93,624   $ 63,148
  Natural gas processing plant........................     8,341      8,275      2,760
  Accumulated depreciation, depletion and
     amortization.....................................   (52,884)   (48,297)   (26,011)
                                                        --------   --------   --------
                                                        $ 58,772   $ 53,602   $ 39,897
                                                        ========   ========   ========
COSTS INCURRED IN OIL AND GAS PRODUCING ACTIVITIES:
  Property acquisition costs..........................  $    123   $  1,459   $  1,847
  Exploration costs...................................     2,080      2,091         59(1)
  Development costs:
     Gas plant processing.............................        80      5,497      2,760
     Pipeline.........................................     1,646      3,970         --
     Salt water disposal..............................       326      1,527         --
     Drilling.........................................     5,502     21,447     15,067
                                                        --------   --------   --------
                                                        $  9,757   $ 35,991   $ 19,733
                                                        ========   ========   ========
RESULTS OF OPERATIONS FROM OIL AND GAS PRODUCING
  ACTIVITIES:
  Oil and gas sales...................................  $ 13,138   $ 13,069   $  8,582
  Lease operating expense.............................    (5,107)    (5,273)    (3,037)
  Depletion and depreciation..........................    (4,587)    (5,443)    (2,625)
  Impairment of oil and gas properties................        --    (16,842)       (24)
                                                        --------   --------   --------
  Results of operations from oil and gas producing
     activities.......................................  $  3,444   $(14,489)  $  2,896
                                                        ========   ========   ========

---------------

(1) Offshore Belize -- all other items relate to U.S. operations.

(2) At December 31, 1998, the net book value of the Company's oil and gas properties exceeded the net present value of the underlying reserves by $16,842,000. Accordingly, the Company wrote-down its oil and gas properties at December 31, 1998. At December 31, 1999 and 1997, the net present value of the underlying reserves exceeded the net book value of the Company's oil and gas properties.

(3) Includes $1,285,000 of unevaluated property cost not being amortized at December 31, 1999, of which $111,000, $661,000 and $265,000 were incurred in
    1999, 1998 and 1997, respectively. The Company anticipates that substantially all unevaluated costs will be classified as evaluated costs within 5 years.

  Estimated Quantities of Proved Oil and Gas Reserves (unaudited):

     Set forth below is a summary of the changes in the net quantities of the Company's proved crude oil and natural gas reserves estimated by independent consulting petroleum engineering firms for the years ended

                          MALLON RESOURCES CORPORATION

December 31, 1999, 1998 and 1997. All of the Company's reserves are located in the continental United States.

                                                                OIL       GAS
                                                              (MBBLS)   (MMCF)
                                                              -------   -------
PROVED RESERVES
Reserves, December 31, 1996.................................   1,707     24,285
  Acquisitions of reserves in place.........................      --      3,968
  Extensions, discoveries and additions.....................     340     29,858
  Production................................................    (196)    (2,350)
  Revisions.................................................    (470)    (5,889)
                                                              ------    -------
Reserves, December 31, 1997.................................   1,381     49,872
  Acquisitions of reserves in place.........................      17      1,119
  Extensions, discoveries and additions.....................       7     43,510
  Production................................................    (230)    (5,852)
  Revisions.................................................      89     (4,488)
                                                              ------    -------
Reserves, December 31, 1998.................................   1,264     84,161
  Extensions, discoveries and additions.....................     482     47,020
  Production................................................    (172)    (5,600)
  Revisions.................................................     322    (33,056)
                                                              ------    -------
Reserves, December 31, 1999.................................   1,896     92,525
                                                              ======    =======
PROVED DEVELOPED RESERVES
December 31, 1997...........................................   1,110     24,709
                                                              ======    =======
December 31, 1998...........................................     945     65,786
                                                              ======    =======
December 31, 1999...........................................   1,204     38,539
                                                              ======    =======

 Standardized Measure of Discounted Future Net Cash Flows and Changes Therein Relating to Proved Oil and Gas Reserves (unaudited):

     The following summary sets forth the Company's unaudited future net cash flows relating to proved oil and gas reserves, based on the standardized measure prescribed in SFAS No. 69, for the years ended December 31, 1999, 1998 and 1997:

                                                           1999       1998       1997
                                                         --------   --------   --------
                                                                 (IN THOUSANDS)
Future cash in-flows...................................  $240,007   $133,311   $119,335
Future production costs................................   (80,667)   (47,850)   (31,041)
Future development costs...............................   (31,059)   (13,627)    (8,967)
Future income taxes....................................   (16,514)        --    (11,140)
                                                         --------   --------   --------
Future net cash flows..................................   111,767     71,834     68,187
Discount at 10%........................................   (48,719)   (28,495)   (27,022)
                                                         --------   --------   --------
Standardized measure of discounted future net cash
  flows, end of year...................................  $ 63,048   $ 43,339   $ 41,165
                                                         ========   ========   ========

     Future net cash flows were computed using yearend prices and yearend statutory income tax rates (adjusted for permanent differences, operating loss carryforwards and tax credits) that relate to existing proved oil and gas reserves in which the Company has an interest. The Company's oil and gas hedging agreements

                          MALLON RESOURCES CORPORATION
at December 31, 1999 described in Note 12, do not have a material effect on the determination of future oil and gas sales.

     The following are the principal sources of changes in the standardized measure of discounted future net cash flows for the years ended December 31, 1999, 1998 and 1997:


                                                              1999      1998      1997
                                                            --------   -------   -------
                                                                   (IN THOUSANDS)
Standardized measure, beginning of year...................  $ 43,339   $41,165   $36,011
Net revisions to previous quantity estimates and other....   (10,881)   (3,159)    2,022
Extensions, discoveries, additions, and changes in timing
  of production, net of related costs.....................    30,107    21,189    27,642
Purchase of reserves in place.............................        --       617     1,720
Changes in estimated future development costs.............   (14,053)   (4,202)   (2,938)
Previously estimated development costs incurred during the
  period..................................................     2,294     4,663     2,145
Sales of oil and gas produced, net of production costs....    (8,031)   (5,545)   (5,545)
Net change in prices and production costs.................    25,374   (22,643)  (23,496)
Accretion of discount.....................................     4,215     4,529       341
Net change in income taxes................................    (9,316)    6,725     3,263
                                                            --------   -------   -------
Standardized measure, end of year.........................  $ 63,048   $43,339   $41,165
                                                            ========   =======   =======


     There are numerous uncertainties inherent in estimating quantities of proved oil and gas reserves and in projecting the future rates of production, particularly as to natural gas, and timing of development expenditures. Such estimates may not be realized due to curtailment, shut-in conditions and other factors which cannot be accurately determined. The above information represents estimates only and should not be construed as the current market value of the Company's oil and gas reserves or the costs that would be incurred to obtain equivalent reserves.

                          MALLON RESOURCES CORPORATION

                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)


                                                               JUNE 30,     DECEMBER 31,
                                                                 2000           1999
                                                              -----------   ------------
                                                              (UNAUDITED)
                                         ASSETS

Current assets:
  Cash and cash equivalents.................................  1$,610....      $  1,230
  Accounts receivable:
    Oil and gas sales.......................................  1,673....          1,315
    Joint interest participants, net of allowance of $43 and
     $43, respectively......................................  341......            559
    Related parties.........................................         --             53
    Other...................................................  3........            153
  Inventories...............................................        219            200
  Other.....................................................  167......             83
                                                               --------       --------
         Total current assets...............................      4,013          3,593
                                                               --------       --------
Property and equipment:
  Oil and gas properties, full cost method..................    112,262        103,315
  Natural gas processing plant..............................      8,407          8,341
  Other property and equipment..............................      1,104          1,084
                                                               --------       --------
                                                              121,773..        112,740
  Less accumulated depreciation, depletion and
    amortization............................................    (55,608)       (53,428)
                                                               --------       --------
                                                                 66,165         59,312
                                                               --------       --------
Notes receivable............................................         14             84
Debt issuance costs.........................................      1,652          1,885
Other, net..................................................        276            552
                                                               --------       --------
Total Assets................................................   $ 72,120       $ 65,426
                                                               ========       ========

                          LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Trade accounts payable....................................   $  4,588       $  4,883
  Undistributed revenue.....................................        915            934
  Accrued taxes and expenses................................         48             55
  Current portion of long-term debt.........................        427            399
  Convertible note payable - related party..................        552             --
                                                               --------       --------
         Total current liabilities..........................      6,530          6,271
                                                               --------       --------
Long-term debt, net of unamortized discount of $2,814 and
  $3,146, respectively......................................     44,785         34,874
                                                               --------       --------
Total liabilities...........................................     51,315         41,145
                                                               --------       --------
Commitments and contingencies (Note 6)
Series B Mandatorily Redeemable Convertible Preferred Stock,
  $0.01 par value, 500,000 shares authorized, 80,000 and
  135,200 shares issued and outstanding, respectively,
  liquidation preference and mandatory redemption of $800
  and $1,352, respectively..................................        794          1,341
Mandatorily Redeemable Common Stock, $0.01 par value,
  420,000 shares authorized, issued and outstanding,
  mandatory redemption of $5,250............................      3,649          3,450
Shareholders' equity:
  Common Stock, $0.01 par value, 25,000,000 shares
    authorized; 7,458,976 and 7,413,300 shares issued and
    outstanding, respectively...............................         75             74
  Additional paid-in capital................................     77,805         77,013
  Accumulated deficit.......................................    (58,644)       (54,914)
  Notes receivable from related party shareholders..........     (2,776)        (2,683)
  Accounts receivable from shareholders.....................        (98)            --
                                                               --------       --------
         Total shareholders' equity.........................     16,362         19,490
                                                               --------       --------
Total Liabilities and Shareholders' Equity..................   $ 72,120       $ 65,426
                                                               ========       ========


  The accompanying notes are an integral part of these consolidated financial statements.

                          MALLON RESOURCES CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)


                                                              FOR THE SIX MONTHS
                                                                ENDED JUNE 30,
                                                              -------------------
                                                                2000       1999
                                                              --------   --------
Revenues:
  Oil and gas sales.........................................  $ 7,100    $ 5,933
  Interest and other........................................      133         45
                                                              -------    -------
                                                                7,233      5,978
                                                              -------    -------
Costs and expenses:
  Oil and gas production....................................    3,206      2,520
  Depreciation, depletion and amortization..................    2,719      2,357
  General and administrative, net...........................    2,046      1,282
  Interest and other........................................    2,789      1,162
                                                              -------    -------
                                                               10,760      7,321
                                                              -------    -------
Net loss....................................................   (3,527)    (1,343)
Dividends and accretion on preferred stock..................      (50)       (60)
Accretion of mandatorily redeemable common stock............     (199)        --
                                                              -------    -------
Net loss attributable to common shareholders................  $(3,776)   $(1,403)
                                                              =======    =======
Basic loss per share:
  Net loss attributable to common shareholders..............  $ (0.48)   $ (0.20)
                                                              =======    =======
Basic weighted average common shares outstanding............    7,854      7,024
                                                              =======    =======


  The accompanying notes are an integral part of these consolidated financial statements.

                          MALLON RESOURCES CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                              FOR THE SIX MONTHS
                                                                ENDED JUNE 30,
                                                              -------------------
                                                                2000       1999
                                                              --------   --------
Cash flows from operating activities:
  Net loss..................................................  $(3,527)   $(1,343)
  Adjustments to reconcile net loss to net cash provided by
     (used in) operating activities:
     Depreciation, depletion and amortization...............    2,719      2,357
     Accrued interest expense added to long-term debt.......    2,021         --
     Accrued interest income added to notes receivable from
      related party shareholders............................      (93)        --
     Amortization of discount on long-term debt.............      332         --
     Stock compensation expense.............................      413         55
     Changes in operating assets and liabilities:
       (Increase) decrease in:
          Accounts receivable...............................      283        117
          Inventory and other assets........................     (108)      (170)
       Increase (decrease) in:
          Trade accounts payable and undistributed
           revenue..........................................     (314)    (2,071)
          Accrued taxes and expenses........................       (6)       160
          Deferred revenue..................................       --       (455)
                                                              -------    -------
Net cash provided by (used in) operating activities.........    1,720     (1,350)
                                                              -------    -------
Cash flows from investing activities:
  Additions to property and equipment.......................   (9,022)    (3,866)
  Decrease in notes receivable..............................       70          6
                                                              -------    -------
Net cash used in investing activities.......................   (8,952)    (3,860)
                                                              -------    -------
Cash flows from financing activities:
  Proceeds from long-term debt..............................    7,780      5,280
  Payments of long-term debt................................     (195)      (654)
  Proceeds from stock option and warrants exercises.........       68         55
  Payment of preferred dividends............................      (45)       (54)
  Other.....................................................        4         --
                                                              -------    -------
Net cash provided by financing activities...................    7,612      4,627
                                                              -------    -------
Net increase (decrease) in cash and cash equivalents........      380       (583)
Cash and cash equivalents, beginning of period..............    1,230      1,733
                                                              -------    -------
Cash and cash equivalents, end of period....................  $ 1,610    $ 1,150
                                                              =======    =======
Supplemental cash flow information:
  Cash paid for interest....................................  $   400    $ 1,086
                                                              =======    =======
  Non-cash transactions:
     Issuance of common stock in exchange for oil and gas
      properties purchased from officers and directors......  $   119    $    --
                                                              =======    =======
     Issuance of common stock in exchange for accounts
      receivable from shareholders..........................  $    98    $    --
                                                              =======    =======

  The accompanying notes are an integral part of these consolidated financial statements.

                          MALLON RESOURCES CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                FOR THE SIX MONTHS ENDED JUNE 30, 2000 AND 1999
                                  (UNAUDITED)

NOTE 1. GENERAL

     Mallon Resources Corporation (the "Company") engages in oil and gas exploration and production through its wholly-owned subsidiary, Mallon Oil Company ("Mallon Oil"), whose oil and gas operations are conducted primarily in the State of New Mexico. The Company operates its business and reports its operations as one business segment. All significant inter-company balances and transactions have been eliminated from the consolidated financial statements.

     These unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, such interim statements reflect all adjustments (consisting of normal recurring adjustments) necessary to present fairly the financial position and the results of operations and cash flows for the interim periods presented. The results of operations for these interim periods are not necessarily indicative of the results to be expected for the full year. These interim statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company's 1999 Form 10-K.

     Certain prior year amounts in the consolidated financial statements have been reclassified to conform to the presentation used in 2000.

NOTE 2. LONG-TERM DEBT

     Long-term debt consists of the following:

                                                              JUNE 30,   DECEMBER 31,
                                                                2000         1999
                                                              --------   ------------
Note payable to Aquila Energy Capital Corporation, due
  2003......................................................  $42,692      $32,890
Less unamortized discount (effective rate of 13.7%).........   (2,814)      (3,146)
                                                              -------      -------
                                                               39,878       29,744
Lease obligation to Universal Compression, Inc. ............    5,203        5,390
8.5% unsecured note payable to Bank One, Colorado, N.A., due
  2002......................................................      131          139
                                                              -------      -------
                                                               45,212       35,273
Less current portion........................................     (427)        (399)
                                                              -------      -------
          Total.............................................  $44,785      $34,874
                                                              =======      =======

     In September 1999, the Company established a credit agreement (the "Aquila Credit Agreement") with Aquila Energy Capital Corporation ("Aquila"). The initial amount available under the agreement is $45.7 million. The amount available may be increased to as much as $60 million as new reserves are added through the Company's planned development drilling program. At June 30, 2000, the Company had drawn $42.7 million, including accrued interest, under the Aquila Credit Agreement.

     The borrowing base is subject to redetermination annually on or before April 30. Aquila delayed its April 2000 redetermination until certain wells drilled by the Company during the first four months of 2000 were completed and their reserves evaluated. The Company had delayed its completion of the wells pending receipt of approval from the Jicarilla Apache Tribe to commingle gas from different zones. The approval was received in April 2000. In July 2000, Aquila agreed to increase the amount available under the agreement from the initial amount of $45.7 million to approximately $52.4 million. In connection with the increase in the borrowing base, Mallon agreed to issue to Aquila an additional 70,000 shares of common stock. Mallon

                          MALLON RESOURCES CORPORATION
had previously issued to Aquila 420,000 shares of common stock in September 1999 in connection with the establishment of the credit facility. Aquila has the one-time right to require Mallon to purchase all 490,000 shares from Aquila at $12.50 per share during the 30-day period beginning September 9, 2003.

     Principal payments on the four-year loan are based on the Company's cash flow from operations, as defined, less advances for the Company's development program. As of June 30, 2000, the advances exceeded cash flow from operations and the Company had not made any principal payments.

     During the six months ended June 30, 2000, the Company repaid $187,000 of lease obligation to Universal Compression and $8,000 of unsecured note payable to Bank One.

NOTE 3. EARNINGS (LOSS) PER SHARE

     Under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 128, basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if the Company's outstanding stock options and warrants were exercised (calculated using the treasury stock method) or if the Company's Series B Mandatorily Redeemable Convertible Preferred Stock were converted to common stock.

     The consolidated statements of operations for the six months ended June 30, 2000 and 1999 reflect only basic earnings per share because the Company was in a loss position for all periods presented and all common stock equivalents are anti-dilutive.

NOTE 4. RECENT PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000, but early adoption is permitted. SFAS No. 133 cannot be applied retroactively. The Company has not yet quantified the impact of adopting SFAS No. 133 on its financial statements and has not determined the timing or method of adoption of SFAS No. 133. However, SFAS No. 133 could increase volatility in earnings and other comprehensive income.

     In March 2000, the FASB issued Interpretation No. 44, "Accounting for Certain Transactions involving Stock Compensation." This Interpretation clarifies (a) the definition of employee for purposes of applying APB Opinion No. 25, (b) the criteria for determining whether a plan qualifies as a noncompensatory plan, (c) the accounting consequence of various modifications to the terms of a previously fixed stock option or award, and (d) the accounting for an exchange of stock compensation awards in a business combination. This Interpretation is effective July 1, 2000, but certain conclusions in this Interpretation cover specific events that occur after either December 15, 1998, or January 12, 2000. To the extent that this Interpretation covers events occurring during the period after December 15, 1998, or January 12, 2000, but before the effective date of July 1, 2000, the effects of applying this Interpretation are recognized on a prospective basis from July 1, 2000. The Company believes the adoption of this Interpretation will not have a material impact on the Company's financial position and results of operations.

                          MALLON RESOURCES CORPORATION

NOTE 5. MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK

     In April 2000, the Company redeemed 55,200 shares of its Series B Mandatorily Redeemable Convertible Preferred Stock at the mandatory redemption price of $10 per share by issuing a convertible promissory note for $552,000 to the Series B holder, a company in which one of Mallon's directors is also a director. Interest on the note accrues at 11.3% and is payable quarterly beginning on June 30, 2000. The note and all unpaid accrued interest is payable in full on April 15, 2001. The holder of the note may at any time cause any part of the unpaid principal and accrued interest due to be converted into shares of the Company's common stock using the same conversion price applicable to the remaining Series B Preferred Stock shares, currently $10.28. After this transaction, 80,000 shares of Series B Preferred Stock remain outstanding, all of which the Company is required to redeem in April 2001.

NOTE 6. COMMITMENTS AND CONTINGENCIES

     In April 1999, Mallon Oil filed a civil action to collect approximately $265,000 of unpaid joint-interest billings from Wadi Petroleum, Inc. relating to certain oil and gas properties operated by the Company. In April 2000, the Company settled the matter for a payment to the Company of $150,000 and the assignment to the Company of certain oil and gas properties.

NOTE 7. OIL AND GAS PROPERTIES

     In April 2000, the Government of Costa Rica awarded the Company a concession to explore for oil and natural gas on approximately 2.3 million acres in the northeast quadrant of Costa Rica. The concession acreage is contained in six large contiguous onshore acreage blocks. The Company has completed an environmental assessment of its proposed operations, and expects approval by the end of August 2000. The Company expects to sign final contracts thereafter. The work program will require the expenditure of $8.8 million (including the drilling of six wells) over a three-year period, with a possible extension of three more years.

     In June 2000, effective January 1, 2000, the Company purchased additional working interests in certain wells from two of the Company's officers and one of its directors in exchange for forgiveness of $56,000 of joint interest participants accounts receivable, 14,800 shares of common stock valued at $119,000 and $3,000 in cash.

                            [MALLON RESOURCES LOGO]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses, payable by the Company in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee and Nasdaq National Market listing fee.

                                                      AMOUNT TO BE PAID
                                                      -----------------
SEC registration fee...............................       $  4,981
Nasdaq National Market listing fee.................
Printing expenses..................................
Legal fees and expenses............................
Accounting fees and expenses.......................
Miscellaneous expenses.............................
                                                          --------
          Total....................................       $250,000
                                                          ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company's Bylaws and Restated Articles of Incorporation provide that the Company shall, to the full extent permitted by the Colorado Business Corporation Articles, as amended from time to time, indemnify all directors and officers of the Company. Sections 7-109-101 to 7-109-110 of the Colorado Business Corporation Act provide in part that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceedings (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of another corporation or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suitor proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Similar indemnity is authorized for such persons against expenses (including attorneys' fees) actually and reasonably incurred in defense or settlement of any threatened, pending or completed action or suit by or in the right of the corporation, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and provided further that (unless a court of competent jurisdiction otherwise provides) such person shall not have been adjudged liable to the corporation. Any such indemnification may be made only as authorized in each specific case upon a determination by the shareholders or disinterested directors that indemnification is proper because the indemnitee has met the applicable standard of conduct. The indemnitee is presumed to be entitled to indemnification and the Company has the burden of proof to overcome that presumption. Where an officer or a director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director actually or reasonably incurred.

     Additionally, the Restated Articles of Incorporation and Bylaws provide for mandatory indemnification of directors to the fullest extent permitted by Colorado law. This provision does not eliminate the liability of a director (i) for a breach of the director's duty of loyalty to the Company or its shareholders; (ii) for acts or omissions by the director not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) for liability arising under Section 7-108-403 of the Colorado Business Corporation Act (relating to distributions to shareholders in violation of the Colorado Business Corporation Act); or (iv) for any transaction from which the director derived an improper personal benefit.

ITEM 16. EXHIBITS


        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
         #1.1            -- Form of Underwriting Agreement between the Company and
                            the Underwriters
         *3.04           -- Statement of Designations -- Series B Preferred Stock(1)
         *4.01           -- Shareholder Rights Agreement(2)
        ++5.1            -- Opinion of Holme Roberts & Owen LLP as to the legality of issuance of the Company's Common Stock
       MATERIAL CONTRACTS
        *10.59           -- Credit Agreement with Aquila Energy Capital Corporation dated September 9, 1999(3)
        *10.60           -- Advancing Note with Aquila Energy Capital Corporation
                            dated September 9, 1999(3)
        *10.61           -- Deed of Trust, Mortgage, etc. with Aquila Energy Capital
                            Corporation dated September 9, 1999(3)
        *10.62           -- Master Rental Agreement with Universal Compression, Inc.
                            dated September 9, 1999(3)
       EXECUTIVE COMPENSATION PLANS AND ARRANGEMENTS
        *10.1.5          -- 1997 Equity Participation Plan(4)
       CONSENTS
        +23.1            -- Consent of Arthur Andersen LLP
       ++23.2            -- Consent of Holme Roberts & Owen LLP (included in Exhibit
                            5.1)
        +23.3            -- Consent of Reed W. Ferrill & Associates, Inc.
       ++24              -- Powers of attorney


---------------

 #   To be filed by amendment.

 +   Filed herewith.


 ++  Previously filed.


 * The exhibit numbers are the exhibit numbers assigned in the previous filings with the Securities and Exchange Commission, which are identified in the notes below.

(1) Incorporated by reference from Mallon Resources Corporation (Commission File No. 0-17267) Form 8-K dated August 24, 1995.

(2) Incorporated by reference from Mallon Resources Corporation (Commission File No. 0-17267) Form 8-K dated April 22, 1997.

(3) Incorporated by reference from Mallon Resources Corporation (Commission File No. 0-17267) Form 8-K dated September 9, 1999.

(4) Incorporated by reference from Mallon Resources Corporation (Commission File No. 0-17267) definitive proxy statement for annual meeting of shareholders held June 6, 1997.

ITEM 17. UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing a Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Denver, Colorado, on this 8th day of September 2000.


                                            MALLON RESOURCES CORPORATION

                                            By:   /s/ GEORGE O. MALLON, JR.
                                              ----------------------------------
                                                    George O. Mallon, Jr.
                                                          President


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.



                     SIGNATURES                                    TITLE                    DATE
                     ----------                                    -----                    ----
              /s/ GEORGE O. MALLON, JR.                Chairman of the Board,         September 8, 2000
-----------------------------------------------------    Director and President
                George O. Mallon, Jr.                    (Principal Executive
                                                         Officer)

                          *                            Executive Vice President and   September 8, 2000
-----------------------------------------------------    Director
                     Roy K. Ross

                          *                            Executive Vice President and   September 8, 2000
-----------------------------------------------------    Director
                 Kevin M. Fitzgerald

                          *                            Treasurer (Principal           September 8, 2000
-----------------------------------------------------    Financial Officer;
                  Alfonso R. Lopez                       Principal Accounting
                                                         Officer)

                          *                            Director                       September 8, 2000
-----------------------------------------------------
                   Frank Douglass

                          *                            Director                       September 8, 2000
-----------------------------------------------------
                  Roger R. Mitchell

                          *                            Director                       September 8, 2000
-----------------------------------------------------
              Francis J. Reinhardt, Jr.

                          *                            Director                       September 8, 2000
-----------------------------------------------------
                    Peter H. Blum

              */s/ GEORGE O. MALLON JR.
-----------------------------------------------------
                George O. Mallon, Jr.
                  Attorney-in-fact

                                 EXHIBIT INDEX


        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
         #1.1            -- Form of Underwriting Agreement between the Company and
                            the Underwriters
         *3.04           -- Statement of Designations -- Series B Preferred Stock(1)
         *4.01           -- Shareholder Rights Agreement(2)
        ++5.1            -- Opinion of Holme Roberts & Owen LLP as to the legality of issuance of the Company's Common Stock
       MATERIAL CONTRACTS
        *10.59           -- Credit Agreement with Aquila Energy Capital Corporation dated September 9, 1999(3)
        *10.60           -- Advancing Note with Aquila Energy Capital Corporation
                            dated September 9, 1999(3)
        *10.61           -- Deed of Trust, Mortgage, etc. with Aquila Energy Capital
                            Corporation dated September 9, 1999(3)
        *10.62           -- Master Rental Agreement with Universal Compression, Inc.
                            dated September 9, 1999(3)
       EXECUTIVE COMPENSATION PLANS AND ARRANGEMENTS
        *10.1.5          -- 1997 Equity Participation Plan(4)
       CONSENTS
        +23.1            -- Consent of Arthur Andersen LLP
       ++23.2            -- Consent of Holme Roberts & Owen LLP (included in Exhibit
                            5.1)
        +23.3            -- Consent of Reed W. Ferrill & Associates, Inc.
       ++24              -- Powers of attorney (included in signature page)


---------------

 #   To be filed by amendment.

 +   Filed herewith.

 * The exhibit numbers are the exhibit numbers assigned in the previous filings with the Securities and Exchange Commission, which are identified in the notes below.


 ++  Previously filed.


(1) Incorporated by reference from Mallon Resources Corporation (Commission File No. 0-17267) Form 8-K dated August 24, 1995.

(2) Incorporated by reference from Mallon Resources Corporation (Commission File No. 0-17267) Form 8-K dated April 22, 1997.

(3) Incorporated by reference from Mallon Resources Corporation (Commission File No. 0-17267) Form 8-K dated September 9, 1999.

(4) Incorporated by reference from Mallon Resources Corporation (Commission File No. 0-17267) definitive proxy statement for annual meeting of shareholders held June 6, 1997.